     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 10
                                ---------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                         NEW MORTON INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in its Charter)

           INDIANA                        36-4140798
 (State or Other Jurisdiction          (I.R.S. Employer
              of                     Identification No.)
Incorporation or Organization)

  100 North Riverside Plaza,                60606
      Chicago, Illinois
    (Address of Principal                 (Zip Code)
      Executive Offices)

       Registrant's telephone number, including area code: (312) 807-2000

                            ------------------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                  TITLE OF EACH CLASS                                  NAME OF EACH EXCHANGE ON WHICH
                  TO BE SO REGISTERED                                  EACH CLASS IS TO BE REGISTERED
--------------------------------------------------------  --------------------------------------------------------
        Common Stock, par value $1.00 per share                           New York Stock Exchange
                                                                           Chicago Stock Exchange

            Preferred Share Purchase Rights                               New York Stock Exchange
                                                                           Chicago Stock Exchange

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             INFORMATION STATEMENT
                         NEW MORTON INTERNATIONAL, INC.
                  (to be renamed "Morton International, Inc.")
                                   SPINOFF OF
                                   NEW MORTON
                      THROUGH A COMMON STOCK DISTRIBUTION

    Morton International, Inc. (Morton) is sending you this Information Statement together with a separate Proxy Statement/Prospectus/Exchange Offer, which describes the proposed combination of Morton's automotive safety products business with the business of Autoliv AB (Autoliv), through the formation of a new U.S. holding company, Autoliv, Inc. (New Autoliv). Morton intends to accomplish the combination by first transferring all of Morton's specialty chemicals and salt businesses to a new company (New Morton), spinning off New Morton to Morton shareholders (the Spinoff), and then combining Morton's automotive safety products business with Autoliv. The combination with Autoliv will be completed in two parts: (a) Morton (then consisting only of Morton's automotive safety products business and $750 million of debt used to finance a capital contribution to New Morton) will be merged with a subsidiary of New Autoliv, with Morton shareholders receiving approximately one New Autoliv share for every three Morton shares (the Merger), and (b) New Autoliv will offer to exchange its shares for all of the outstanding shares of Autoliv (the Exchange Offer). The Exchange Offer is conditioned on more than 90% of the outstanding Autoliv securities being tendered by Autoliv stockholders. If the Exchange Offer is fully accepted, Morton shareholders will own 46.5% of the outstanding New Autoliv shares and Autoliv stockholders will own 53.5% of the outstanding New Autoliv shares.
    This Information Statement relates to the shares of New Morton that will be issued in the Spinoff, and provides important information on the business and financial condition of New Morton AFTER the Spinoff. You should read the entire document very carefully. For a description of New Morton's businesses, please review the pro forma financial information beginning on page 6 and the information set forth in "BUSINESS AND PROPERTIES" beginning on page 33. You should also pay particular attention to the information set forth in "RISK FACTORS" beginning on page 16. For more detailed information on the transactions, including the proposals relating to the Spinoff and the Merger that will be considered at Morton's special meeting of shareholders, see the Proxy Statement/Prospectus/Exchange Offer (the Proxy Statement/Prospectus/ Exchange Offer) being sent to Morton shareholders in connection with the special meeting to be held to consider the transactions.
                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
    REGULATORS HAVE APPROVED THE NEW MORTON COMMON STOCK TO BE
     ISSUED OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS INFORMATION STATEMENT IS FIRST BEING MAILED TO MORTON SHAREHOLDERS ON OR ABOUT MARCH 24, 1997.

                   The Information Agent for the Spinoff is:
                     Shareholder Communications Corporation
                                17 State Street
                            New York, New York 10004
                         Call Toll Free 1-800-511-2024

    Morton's Board of Directors (the Morton Board) is recommending that Morton shareholders vote in favor of a tax-free Spinoff and Merger that, if consummated, will result in the following changes:

NEW MORTON WILL:

    - own and operate Morton's specialty chemicals and salt businesses; and
    - immediately prior to the Spinoff, receive a $750 million capital contribution from old Morton, as well as $50 million of the cash generated by Morton's automotive safety products business from July 1, 1996, plus $7.2 million of cash for each month that the Spinoff is delayed past March 31, 1997.

OLD MORTON WILL:

    - own and operate only Morton's automotive safety products business;

    - be a subsidiary of New Autoliv, which will also own the shares of old Autoliv; and

    - retain the obligation to repay $750 million of debt used to finance the capital contribution to New Morton.

MORTON SHAREHOLDERS WILL OWN:

    - 100% of New Morton; and

    - 46.5% of New Autoliv (assuming full acceptance of the Exchange Offer by Autoliv's stockholders).

    These transactions are subject to the approval of the holders of a majority of the outstanding Morton shares. If Morton shareholders approve the transactions, the Exchange Offer is successfully completed and the other conditions are satisfied (including receipt of an Internal Revenue Service ruling and regulatory approvals, which ruling and approvals have been received), Morton expects the Spinoff and the Merger to occur in late April or early May 1997. Following the Spinoff, Morton shareholders will automatically receive their New Morton shares, which will be in book-entry form rather than in certificate form. If you own Morton shares on the record date for the Spinoff, the distribution agent will mail you a book-entry account statement reflecting your ownership in New Morton. Also, following completion of the combination of Morton's automotive safety products business with Autoliv, New Autoliv will send you instructions for exchanging your old Morton shares for New Autoliv shares, which will also be in book-entry form.

    Morton expects New Morton's stock to trade on the New York Stock Exchange and the Chicago Stock Exchange under the symbol "MII." New Morton will change its name to "Morton International, Inc." and old Morton will change its name to "Autoliv ASP, Inc." after the transactions are completed.

    This Information Statement relates to the New Morton shares to be issued to Morton shareholders in connection with the Spinoff. The accompanying Proxy Statement/ Prospectus/Exchange Offer is (i) a proxy statement of Morton furnished to Morton shareholders in connection with the solicitation of proxies by the Morton Board to be used at the special meeting of Morton shareholders to consider two proposals relating to the Spinoff and the combination of Morton's automotive safety products business with Autoliv; (ii) a prospectus of New Autoliv relating to the shares of New Autoliv stock to be issued in the Merger and the Exchange Offer; and (iii) an offer to all U.S. and Canadian holders of Autoliv shares to exchange their shares for shares of New Autoliv common stock. YOU ARE URGED TO READ BOTH OF THESE DOCUMENTS CAREFULLY SINCE EACH CONTAINS INFORMATION NOT CONTAINED IN THE OTHER.

    MORTON SHAREHOLDERS ARE BEING ASKED TO APPROVE THE SPINOFF AND THE MERGER. THE PROXY STATEMENT/PROSPECTUS/EXCHANGE OFFER FURNISHED BY MORTON AND NEW AUTOLIV REQUESTS PROXIES AND OFFERS NEW AUTOLIV COMMON STOCK TO MORTON SHAREHOLDERS.

                           FORWARD-LOOKING STATEMENTS

    This Information Statement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All statements regarding New Morton's expected future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations are forward-looking statements. Although Morton believes its expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements herein include, among others, those set forth under "Risk Factors," general economic and business and market conditions, costs or difficulties relating to the establishment of New Morton as an independent entity and increased competitive and/or customer pressure in the specialty chemicals and salt industries.

                        NEW MORTON INFORMATION STATEMENT
                               TABLE OF CONTENTS

DESCRIPTION                                         PAGE
-----------------------------------------------     -----
QUESTIONS AND ANSWERS ABOUT THE SPINOFF OF NEW
 MORTON........................................           1
SUMMARY OF CERTAIN INFORMATION.................           2
  Why Morton is Distributing New Morton Common
    Stock......................................           2
  The New Morton Businesses....................           3
  Relationship between New Morton and New
    Autoliv after the Spinoff and Merger.......           3
  Risk Factors.................................           4
CAPITALIZATION.................................           5
NEW MORTON UNAUDITED PRO FORMA CONSOLIDATED
  FINANCIAL INFORMATION........................           6
  Unaudited Pro Forma Condensed Consolidated
    Balance Sheet of New Morton................           6
  Unaudited Pro Forma Condensed Consolidated
    Statements of Income of New Morton.........           8
SUMMARY SELECTED HISTORICAL FINANCIAL
  INFORMATION..................................          11
WHERE SHAREHOLDERS CAN FIND MORE INFORMATION...          13
INTRODUCTION...................................          14
RISK FACTORS...................................          16
  No Operating History as an Independent
    Company; No Access to Morton ASP's Cash
    Flow.......................................          16
  No Prior Market for New Morton Common
    Stock......................................          16
  Dividend Policy..............................          16
  Certain Anti-Takeover Effects................          16
  Certain Federal Income Tax Considerations....          17
  Seasonality; Backlog.........................          17
  Competition..................................          18
  Risks of Doing Business Outside the United
    States.....................................          18
  Environmental and Other Potential
    Liabilities................................          18
THE SPINOFF....................................          19
  Background and Reasons for the Spinoff.......          19
  Manner of Effecting the Spinoff..............          19
  Certain Federal Income Tax Considerations....          20
  Accounting Treatment of the Transactions.....          20
  Relationships after the Spinoff..............          20

DESCRIPTION                                         PAGE
-----------------------------------------------     -----
  Listing and Trading of New Morton Common
    Stock......................................          20
  Dividend Policy and Share Repurchases........          21
REGULATORY MATTERS.............................          21
AGREEMENTS AMONG MORTON, AUTOLIV AND NEW
  MORTON.......................................          22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................          23
BUSINESS SEGMENT INFORMATION...................          32
BUSINESS AND PROPERTIES........................          33
  Overview.....................................          33
  Recent Developments..........................          33
  Specialty Chemicals..........................          33
  Salt.........................................          34
  Competition..................................          34
  Government Regulations; Environmental
    Matters....................................          35
  Research and Development.....................          35
  Employees....................................          35
  Raw Materials................................          36
  Seasonality; Backlog.........................          36
  Patents and Trademarks.......................          36
  Customers....................................          36
  Properties...................................          36
  Litigation and Regulation....................          37
MANAGEMENT.....................................          39
  Directors of New Morton......................          39
  Executive Officers of New Morton.............          42
EXECUTIVE COMPENSATION.........................          44
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER
  PARTICIPATION................................          51
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
  OF MORTON COMMON STOCK.......................          52
DESCRIPTION OF NEW MORTON CAPITAL STOCK........          53
ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS....          56
LIABILITY AND INDEMNIFICATION OF OFFICERS AND
  DIRECTORS OF NEW MORTON......................          69
INDEPENDENT AUDITORS...........................          71
SHAREHOLDER PROPOSALS..........................          71
INDEX OF DEFINED TERMS.........................          72
INDEX TO FINANCIAL STATEMENTS OF MORTON
  INTERNATIONAL, INC.*.........................         F-1

                          QUESTIONS AND ANSWERS ABOUT
                           THE SPINOFF OF NEW MORTON

Q.  WHEN WILL THE SPINOFF OCCUR?

A. Morton and Autoliv expect that the Spinoff and the combination will be completed in late April or early May, 1997. In addition to Morton shareholder approval and acceptance of the exchange offer by holders of more than 90% of the Autoliv common stock, Morton and Autoliv must obtain clearance under certain antitrust laws and a ruling from the Internal Revenue Service confirming the tax-free status of the Spinoff for U.S. federal income tax purposes (which ruling has been received).

Q.  WHAT BUSINESSES WILL NEW MORTON OWN?

A. After the Spinoff, New Morton will own the specialty chemicals and salt businesses of Morton consisting of the adhesives & chemical specialties group, coatings group, electronic materials group, salt group and corporate operations currently owned by Morton. Please read the information on New Morton's businesses and the associated risks beginning on pages 33 and 16, respectively.

Q.  WHAT WILL I RECEIVE IN THE SPINOFF?

A. Morton shareholders will receive, in what is intended to be a tax-free distribution for U.S. federal income tax purposes, one share of New Morton common stock, together with an associated preferred share purchase right, for each share of Morton common stock that they own. New Morton shares will be distributed in book-entry form rather than in certificate form. You should receive an account statement reflecting your ownership of New Morton common stock within several weeks after the completion of the transactions. Shareholders may request certificates representing such shares at any time following the Spinoff. For details on this procedure, see the discussion on page 19.

Q.  WILL NEW MORTON PAY DIVIDENDS?

A. Morton currently expects that, following the Spinoff, New Morton will initially pay quarterly cash dividends at the annual rate of $.48 per share of New Morton common stock. However, the actual amount of such dividends may vary and will depend on New Morton's operating results, financial requirements and other factors.

Q.  DO I HAVE TO PAY TAXES ON THE RECEIPT OF NEW
    MORTON COMMON STOCK?

A. The distribution of New Morton common stock will generally be tax free to Morton shareholders for U.S. federal income tax purposes. To review certain tax consequences of the transactions in greater detail, see page 17.

Q.  WILL NEW MORTON STOCK BE LISTED ON THE NEW
    YORK STOCK EXCHANGE AND THE CHICAGO STOCK
    EXCHANGE?

A. Yes, we anticipate that New Morton common stock will be traded on the New York Stock Exchange and on the Chicago Stock Exchange under the symbol "MII."

Q.  WHAT HAPPENS TO EXISTING MORTON STOCK?

A. You will receive written instructions for exchanging your old Morton shares for shares of New Autoliv common stock (and your cash payment in lieu of any fractional shares of New Autoliv). New Autoliv shares will also be distributed in book-entry form rather than in certificate form.

Q.  WHAT DOES A MORTON SHAREHOLDER NEED TO DO NOW?

A. Just mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares may be represented at the special meeting at which the transactions will be considered. MORTON SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES AT THIS TIME. If you continue to hold your Morton shares at the time of the Spinoff, you will automatically receive your New Morton shares.

                         SUMMARY OF CERTAIN INFORMATION

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT (THIS "INFORMATION STATEMENT"). IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO MORTON SHAREHOLDERS. TO BETTER UNDERSTAND THE TRANSACTIONS AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE TRANSACTIONS, YOU SHOULD CAREFULLY READ THIS ENTIRE INFORMATION STATEMENT, THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/EXCHANGE OFFER (THE "PROXY STATEMENT/PROSPECTUS/EXCHANGE OFFER") AND THE OTHER DOCUMENTS REFERRED TO THEREIN AND IN THIS SUMMARY.

                      If you have questions about Morton,
                            New Morton, the Spinoff
                      or the Combination, please contact:
                     Shareholder Communications Corporation
                                17 State Street
                            New York, New York 10004
                           Telephone: (800) 511-2024

WHY MORTON IS DISTRIBUTING NEW MORTON COMMON STOCK

    Autoliv AB, a corporation organized under the laws of the Kingdom of Sweden ("Autoliv"), and Morton International, Inc., an Indiana corporation ("Morton"), have agreed to combine Autoliv with the Morton business that manufactures and sells automotive safety products (which we refer to as the "ASP Business") into Autoliv, Inc. ("New Autoliv"), a new U.S. corporation formed by Morton and Autoliv. In order to separate the ASP Business from the rest of Morton's businesses, Morton will transfer these other businesses and the related assets and liabilities plus a certain amount of cash to a new Indiana corporation formed by Morton ("New Morton"), and then distribute the shares of New Morton to Morton's shareholders as a dividend (the "Spinoff"). Next, Morton (then consisting only of the ASP Business and $750 million of debt used to finance the capital contribution to New Morton) will be merged (the "Merger") with a wholly owned subsidiary of New Autoliv, with Morton surviving the Merger as a wholly owned subsidiary of New Autoliv. (Morton, as it will exist following the Spinoff, is referred to in this Information Statement as "Morton ASP.") To complete the combination of the ASP Business with Autoliv, New Autoliv is offering to exchange its shares for all of the outstanding Autoliv securities (the "Exchange Offer"). The Merger and the Exchange Offer will be completed at substantially the same time.

    The combination with Autoliv will occur promptly following the Spinoff. In the Merger, Morton's shareholders will receive approximately one share of common stock, par value $1.00 per share, of New Autoliv ("New Autoliv Common Stock") in exchange for every three shares of common stock, par value $1.00 per share, of Morton ("Morton Common Stock") that they own. In the Exchange Offer, New Autoliv is offering to exchange one share of New Autoliv Common Stock for each outstanding Autoliv share. If the Exchange Offer is fully accepted, Autoliv shareholders will own 53.5% of the outstanding shares of New Autoliv and Morton shareholders will own 46.5%. The Exchange Offer is conditioned on more than 90% of the outstanding shares of Autoliv common stock being tendered by Autoliv stockholders. If the Exchange Offer is successfully completed, New Autoliv, through a wholly owned subsidiary organized under the laws of the Kingdom of Sweden ("Swedish Sub"), will acquire any remaining Autoliv shares for cash in a compulsory acquisition to be conducted in accordance with Swedish law (the "Compulsory Acquisition"). (The Merger, the Exchange Offer and the Compulsory Acquisition are sometimes referred to in this Information Statement as the "Combination.")

    As a result of the Combination, New Autoliv will own both Morton ASP and old Autoliv. Former Morton shareholders will retain their interest in Morton's specialty chemicals and salt businesses in the form of shares of common stock, par value $1.00 per share, of New Morton ("New Morton Common Stock") and will own an interest in the combined businesses of Morton ASP and old Autoliv in the form of New Autoliv shares.

    Following the Spinoff, New Morton will change its name to "Morton International, Inc." and Morton ASP will change its name to "Autoliv ASP, Inc."

THE NEW MORTON BUSINESSES

    After completion of the Spinoff, New Morton will consist of Morton's specialty chemicals and salt businesses. The Morton Board of Directors (the "Morton Board") and Morton management believe that separating the ASP Business from Morton's specialty chemicals and salt businesses, which possess different financial, investment and operating characteristics, will allow each to adopt strategies and pursue objectives appropriate to its specific business and will enable management of each business to concentrate its attention and financial resources on its own businesses without considering the corporate objectives, policies and investment needs of the other. In addition, receipt by New Morton of $750 million in cash to be financed by new debt retained by Morton ASP, and $50 million of the cash generated by the ASP Business from July 1, 1996, plus $7.2 million of cash for each month that the Spinoff and the Merger are delayed past March 31, 1997 (as adjusted as described herein, collectively, the "Capital Contribution"), will assist New Morton in expanding its business and product lines through an active acquisition program, making planned capital expenditures and continuing its ongoing share acquisition program following the Spinoff. See "Agreements Among Morton, Autoliv and New Morton."

    SPECIALTY CHEMICALS BUSINESSES. New Morton will manufacture a wide variety of high technology and specialized chemical products through three product groups: Adhesives & Chemical Specialties, Coatings, and Electronic Materials (the "Specialty Chemicals Business"). In December 1996, Morton announced plans to purchase Pulverlac SpA ("Pulverlac"), an Italian coatings manufacturer. See "Business and Properties--Recent Developments."

    SALT BUSINESS. New Morton will be the leading salt supplier in North America, selling salt principally under the MORTON and WINDSOR trademarks (the "Salt Business"). On December 31, 1996, Morton announced that it had entered into an agreement to acquire all of the stock, and in March 1997 completed the initial acquisition with respect to two-thirds of the stock, of Compagnie de Suez SA's salt business, Compagnie des Salins du Midi et Salines de l'Etat ("Salins du Midi"), which business is the leading independent salt producer in Europe. See "Business and Properties--Recent Developments."

    Morton expects that for the fiscal year ending June 30, 1997, 70%-75% of New Morton's sales will come from the Specialty Chemicals Business as a whole and 25%-30% will come from the Salt Business. These estimates reflect the acquisitions announced in December 1996, and include sales of Pulverlac and Salins du Midi for a portion of the 1997 fiscal year.

    The businesses that comprise New Morton, including Morton's headquarters operations which will be transferred to New Morton, are sometimes referred to in this document as the "New Morton Businesses."

RELATIONSHIP BETWEEN NEW MORTON AND NEW AUTOLIV AFTER THE SPINOFF AND MERGER

    Upon completion of the Spinoff, New Morton and Morton ASP will be separate companies. Prior to the Spinoff, Morton and New Morton will enter into agreements to help in the separation and transition. The agreements deal with many operational issues, including:

        (a) the separation of the ASP Business from the New Morton Businesses;

        (b) transitional services to be provided by New Morton to Morton ASP for up to one year following the Spinoff; and

        (c) the allocation of certain tax, employee benefits and other liabilities between New Morton and Morton ASP.

    Under these agreements, Morton ASP will agree to compensate New Morton, and New Morton will agree to compensate Morton ASP and New Autoliv, for certain losses, damages, claims and liabilities resulting from the operations of the ASP Business and the New Morton Businesses, respectively. New Morton will also agree to provide to Morton ASP, at Morton ASP's request, certain services for up to one year following the Combination, including legal, accounting, intellectual property, payroll and payroll tax, real estate, human resources, environmental, corporate secretarial, insurance, treasury, management information, tax preparation and other services (for which services Morton ASP will pay New Morton). Any required tax preparation services will be provided in accordance with the Tax Sharing Agreement (as defined below). New Morton will also agree to make its personnel available to Morton ASP so as to permit Morton ASP to operate its business in the ordinary course and to facilitate an orderly transition of Morton ASP to New Autoliv. Additionally, Morton ASP and New Morton will each agree to reimburse the other for certain tax liabilities related to their respective businesses. Information about these agreements can be found under "Agreements Among Morton, Autoliv and New Morton."

RISK FACTORS

    Shareholders should carefully review the matters discussed under "Risk Factors."

                                 CAPITALIZATION

    The following table sets forth the capitalization, as of December 31, 1996, of Morton on an historical basis and of New Morton on a pro forma basis after giving effect to the Spinoff, the Merger and the related transactions described in the notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet of New Morton and Unaudited Pro Forma Condensed Consolidated Statements of Income of New Morton included elsewhere in this Information Statement. This table should be read in conjunction with the notes referred to above and the Morton historical consolidated financial statements and related notes thereto included elsewhere in this Information Statement.

                                                                                             AS OF DECEMBER 31,
                                                                                                    1996
                                                                                           ----------------------
                                                                                            MORTON    NEW MORTON
                                                                                           HISTORICAL  PRO FORMA
                                                                                           ---------  -----------

                                                                                               (IN MILLIONS)
Debt, including short-term debt..........................................................  $   326.7   $   326.7
Shareholders' equity:
  Morton Stock:
    Common Stock--$1.00 par value, 300.0 million shares
      authorized, 148.4 million issued...................................................      148.4(1)     --
    Preferred Stock--$1.00 par value, 25.0 million shares
      authorized, none issued............................................................     --          --
  New Morton Stock:
    Common Stock--$1.00 par value, 500.0 million shares
      authorized, 142.3 million issued and outstanding...................................     --           142.3(1)
    Preferred Stock--$1.00 par value, 25.0 million shares
      authorized, none issued............................................................     --          --
  Additional paid-in capital.............................................................       50.8      --    (1)
  Retained earnings......................................................................    1,799.5     1,700.4(1)(2)
  Currency translation...................................................................       15.8        14.6
  Treasury stock.........................................................................     (225.6)     --
                                                                                           ---------  -----------
Total shareholders' equity...............................................................    1,788.9     1,857.3
                                                                                           ---------  -----------
Total capitalization.....................................................................  $ 2,115.6   $ 2,184.0
                                                                                           ---------  -----------
                                                                                           ---------  -----------

------------------------

(1) Morton Historical includes 6.1 million shares of treasury stock which will be cancelled without payment of consideration therefor in connection with the Spinoff, resulting in reductions in Morton Common Stock ($6.1 million), additional paid-in capital ($50.8 million) and retained earnings ($168.7 million), and the elimination of treasury stock ($225.6 million).

(2) Decreased to reflect the divestiture of the net assets of the ASP Business ($602.6 million), increased to reflect the $750.0 million of cash retained by New Morton funded by debt retained by the ASP Business, decreased to reflect the elimination of intercompany indebtedness of the ASP Business and the liability for New Morton's portion of estimated expenses recorded in connection with the Spinoff.

                                   NEW MORTON
                        UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET OF NEW MORTON

    The unaudited pro forma condensed consolidated balance sheet of New Morton has been derived from the historical consolidated balance sheet of Morton adjusted for the divestiture of the ASP Business and certain costs and expenses to be incurred as a result of the proposed transaction. The unaudited pro forma condensed consolidated balance sheet of New Morton has been prepared assuming the Spinoff occurred on December 31, 1996.

    The unaudited pro forma condensed consolidated balance sheet should be read in conjunction with the historical consolidated financial statements of Morton and the notes thereto as of June 30, 1996 and 1995, and for the three years in the period ended June 30, 1996 and as of December 31, 1996 and 1995, and for the six month periods then ended, which are included elsewhere in this Information Statement. The unaudited pro forma condensed consolidated balance sheet is not necessarily indicative of the financial position of New Morton that would actually have been obtained had the Spinoff been consummated on December 31, 1996.

                         NEW MORTON INTERNATIONAL, INC.
                        PRO FORMA COMBINED BALANCE SHEET

                                                                                  DECEMBER 31, 1996
                                                                   -----------------------------------------------
                                                                                 PRO FORMA ADJUSTMENTS
                                                                                -----------------------
                                                                                   ASP
                                                                     MORTON      BUSINESS                   NEW
                                                                   HISTORICAL      (1)         OTHER       MORTON
                                                                   ----------   ----------   ----------   --------
                                                                                    (IN MILLIONS)
Assets
Cash and cash equivalents........................................   $    71.3     $  10.7    $    750.0(2) $ 832.0
Receivables......................................................       660.1      (284.2)           --      375.9
Deferred income tax benefit......................................        15.5        (4.2)           --       11.3
Receivable from affiliate........................................          --        69.3         (69.3)(3)     --
Inventories......................................................       392.0       (80.7)           --      311.3
Prepaids.........................................................       131.5         (.4)           --      131.1
                                                                   ----------   ----------   ----------   --------
      Total current assets.......................................     1,270.4      (289.5)        680.7    1,661.6

Property, plant and equipment, net...............................     1,178.5      (463.3)           --      715.2
Goodwill.........................................................       291.2          --            --      291.2
Other assets.....................................................       197.3        (4.2)           --      193.1
                                                                   ----------   ----------   ----------   --------
      Total assets...............................................   $ 2,937.4     $(757.0)   $    680.7   $2,861.1
                                                                   ----------   ----------   ----------   --------
                                                                   ----------   ----------   ----------   --------

Liabilities & Equity
Notes payable and current portion of long-term debt..............   $   108.2     $    --    $       --   $  108.2
Accounts payable and accrued liabilities.........................       463.5      (121.3)          8.5(4)   350.7
Income taxes.....................................................        31.9        (3.5)           --       28.4
                                                                   ----------   ----------   ----------   --------
      Total current liabilities..................................       603.6      (124.8)          8.5      487.3

Long-term debt...................................................       218.5          --            --      218.5
Deferred income taxes............................................        54.4       (16.9)           --       37.5
Accrued postretirement benefits other than pensions..............       156.7        (6.2)           --      150.5
Other noncurrent liabilities.....................................       115.3        (5.3)           --      110.0
                                                                   ----------   ----------   ----------   --------
      Total noncurrent liabilities...............................       544.9       (28.4)           --      516.5

Shareholders' equity:
Common stock.....................................................       148.4          --          (6.1)(5)  142.3
Additional paid-in-capital.......................................        50.8          --         (50.8)(5)     --

Retained earnings................................................     1,799.5      (602.6)        750.0 (2) 1,700.4
                                                                                                  (69.3)(3)
                                                                                                   (8.5)(4)
                                                                                                 (168.7)(5)

Foreign currency translation.....................................        15.8        (1.2)           --       14.6
                                                                   ----------   ----------   ----------   --------
                                                                      2,014.5      (603.8)        446.6    1,857.3
Less cost of common stock in treasury............................      (225.6)         --         225.6(5)      --
                                                                   ----------   ----------   ----------   --------
      Total shareholders' equity.................................     1,788.9      (603.8)        672.2    1,857.3
                                                                   ----------   ----------   ----------   --------
      Total liabilities and shareholders' equity.................   $ 2,937.4     $(757.0)   $    680.7   $2,861.1
                                                                   ----------   ----------   ----------   --------
                                                                   ----------   ----------   ----------   --------

------------------------
(1) The divestiture of the ASP Business.
(2) Cash retained by New Morton funded by debt retained by the ASP Business.
(3) Elimination of intercompany indebtedness of the ASP Business.
(4) The estimated liability for New Morton's portion of expenses recorded in connection with the Spinoff.
(5) The elimination of Morton Common Stock held in treasury, as such shares will be canceled without payment of consideration therefor in connection with the Spinoff.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME OF NEW MORTON

    The following pro forma financial information presents the Morton businesses that will be contributed to New Morton. The unaudited pro forma condensed consolidated statements of income of New Morton have been derived from the historical consolidated statements of Morton included elsewhere herein. The unaudited pro forma condensed consolidated statements of income of New Morton have been prepared assuming that the Spinoff occurred on July 1, 1993, but do not give effect to any use of the proceeds from the $750 million capital contribution to be made by Morton to New Morton.

    The unaudited pro forma condensed consolidated statements of income should be read in conjunction with the historical consolidated financial statements of Morton and the notes thereto for the three years in the period ended June 30, 1996, and for the six months ended December 31, 1996 and 1995, included elsewhere in this Information Statement. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of the financial results of New Morton that would actually have been obtained had the Spinoff been consummated on July 1, 1993.

                         NEW MORTON INTERNATIONAL, INC.
                   PRO FORMA COMBINED STATEMENTS OF EARNINGS

                                                                                         SIX MONTHS ENDED
                                                                                         DECEMBER 31, 1996
                                                                                  -------------------------------
                                                                                       PRO FORMA ADJUSTMENTS
                                                                                  -------------------------------

                                                                                   MORTON       ASP        NEW
                                                                                  HISTORICAL BUSINESS    MORTON
                                                                                  ---------  ---------  ---------
                                                                                  (IN MILLIONS, EXCEPT PER SHARE
                                                                                               DATA)
Sales...........................................................................  $ 1,819.2  $  (732.0) $ 1,087.2
Other income....................................................................       17.2        3.7       20.9
                                                                                  ---------  ---------  ---------
  Total revenues................................................................    1,836.4     (728.3)   1,108.1
Cost of sales...................................................................    1,296.0     (561.2)     734.8
Selling, general and administrative expense.....................................      220.2      (43.0)     177.2
Research and development expense................................................       38.3       (9.1)      29.2
Interest expense................................................................       12.0     --           12.0
Amortization of goodwill........................................................        5.1     --            5.1
                                                                                  ---------  ---------  ---------
  Total costs and expenses......................................................    1,571.6     (613.3)     958.3
                                                                                  ---------  ---------  ---------
Income before income taxes......................................................      264.8     (115.0)     149.8
Income taxes....................................................................       98.0      (43.9)      54.1
                                                                                  ---------  ---------  ---------
Net income......................................................................  $   166.8  $   (71.1) $    95.7
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

Net income per share............................................................  $    1.15        N/A  $     .66
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Shareholders' equity per share..................................................  $   12.57             $   13.05
                                                                                  ---------             ---------
                                                                                  ---------             ---------
Average number of common and common
  equivalent shares outstanding.................................................      145.0                 145.0
                                                                                  ---------             ---------
                                                                                  ---------             ---------
Pro forma ratio of earnings to fixed charges (1)................................                              9.0x
                                                                                                        ---------
                                                                                                        ---------

                         NEW MORTON INTERNATIONAL, INC.
                   PRO FORMA COMBINED STATEMENTS OF EARNINGS

                                                                                    YEAR ENDED JUNE 30, 1996
                                                                                --------------------------------
                                                                                     PRO FORMA ADJUSTMENTS
                                                                                --------------------------------

                                                                                 MORTON       ASP         NEW
                                                                                HISTORICAL  BUSINESS    MORTON
                                                                                ---------  ----------  ---------
                                                                                 (IN MILLIONS, EXCEPT PER SHARE
                                                                                             DATA)
Sales.........................................................................  $ 3,612.5  $ (1,397.5) $ 2,215.0
Other income..................................................................       73.7         (.5)      73.2
                                                                                ---------  ----------  ---------
  Total revenues..............................................................    3,686.2     1,398.0    2,288.2
Cost of sales.................................................................    2,566.3    (1,048.6)   1,517.7
Selling, general and administrative expense...................................      436.4       (75.3)     361.1
Research and development expense..............................................       80.2       (20.0)      60.2
Interest expense..............................................................       24.6         (.2)      24.4
Amortization of goodwill......................................................       10.3      --           10.3
Special charges...............................................................       29.2      --           29.2
                                                                                ---------  ----------  ---------
  Total costs and expenses....................................................    3,147.0    (1,144.1)   2,002.9
                                                                                ---------  ----------  ---------
Income before income taxes....................................................      539.2      (253.9)     285.3
Income taxes..................................................................      205.0       (98.4)     106.6
                                                                                ---------  ----------  ---------
Net income....................................................................  $   334.2  $   (155.5) $   178.7
                                                                                ---------  ----------  ---------
                                                                                ---------  ----------  ---------

Net income per share..........................................................  $    2.24         N/A  $    1.20
                                                                                ---------  ----------  ---------
                                                                                ---------  ----------  ---------
Average number of common and common equivalent shares outstanding.............      149.4                  149.4
                                                                                ---------              ---------
                                                                                ---------              ---------
Pro forma ratio of earnings to fixed charges (1)..............................                               9.2x
                                                                                                       ---------
                                                                                                       ---------

                                                                                    YEAR ENDED JUNE 30, 1995
                                                                                --------------------------------
                                                                                     PRO FORMA ADJUSTMENTS
                                                                                --------------------------------

                                                                                 MORTON       ASP         NEW
                                                                                HISTORICAL  BUSINESS    MORTON
                                                                                ---------  ----------  ---------
                                                                                 (IN MILLIONS, EXCEPT PER SHARE
                                                                                             DATA)
Sales.........................................................................  $ 3,325.9  $ (1,226.3) $ 2,099.6
Other income..................................................................       29.0        (2.7)      26.3
                                                                                ---------  ----------  ---------
  Total revenues..............................................................    3,354.9    (1,229.0)   2,125.9
Cost of sales.................................................................    2,348.8      (924.7)   1,424.1
Selling, general and administrative expense...................................      424.4       (63.0)     361.4
Research and development expense..............................................       72.5       (14.4)      58.1
Interest expense..............................................................       28.4      --           28.4
Amortization of goodwill......................................................       10.3      --           10.3
                                                                                ---------  ----------  ---------
  Total costs and expenses....................................................    2,884.4    (1,002.1)   1,882.3
                                                                                ---------  ----------  ---------
Income before income taxes....................................................      470.5      (226.9)     243.6
Income taxes..................................................................      176.4       (85.5)      90.9
                                                                                ---------  ----------  ---------
Net income....................................................................  $   294.1  $   (141.4) $   152.7
                                                                                ---------  ----------  ---------
                                                                                ---------  ----------  ---------

Net income per share..........................................................  $    1.96         N/A  $    1.02
                                                                                ---------  ----------  ---------
                                                                                ---------  ----------  ---------
Average number of common and common
  equivalent shares outstanding...............................................      150.1                  150.1
                                                                                ---------              ---------
                                                                                ---------              ---------
Pro forma ratio of earnings to fixed charges (1)..............................                               7.1x
                                                                                                       ---------
                                                                                                       ---------

                         NEW MORTON INTERNATIONAL, INC.
                    PRO FORMA COMBINED STATEMENT OF EARNINGS

                                                                                     YEAR ENDED JUNE 30, 1994
                                                                                  -------------------------------
                                                                                       PRO FORMA ADJUSTMENTS
                                                                                  -------------------------------

                                                                                   MORTON       ASP        NEW
                                                                                  HISTORICAL BUSINESS    MORTON
                                                                                  ---------  ---------  ---------
                                                                                  (IN MILLIONS, EXCEPT PER SHARE
                                                                                               DATA)
Sales...........................................................................  $ 2,849.6  $  (938.5) $ 1,911.1
Other income....................................................................       27.9       (2.8)      25.1
                                                                                  ---------  ---------  ---------
  Total revenues................................................................    2,877.5     (941.3)   1,936.2
Cost of sales...................................................................    1,981.6     (703.8)   1,277.8
Selling, general and administrative expense.....................................      434.0      (61.0)     373.0
Research and development expense................................................       66.1      (12.3)      53.8
Interest expense................................................................       27.8     --           27.8
Amortization of goodwill........................................................       10.4     --           10.4
                                                                                  ---------  ---------  ---------
  Total costs and expenses......................................................    2,519.9     (777.1)   1,742.8
                                                                                  ---------  ---------  ---------
Income before income taxes......................................................      357.6     (164.2)     193.4
Income taxes....................................................................      131.1      (61.0)      70.1
                                                                                  ---------  ---------  ---------
Net income......................................................................  $   226.5  $  (103.2) $   123.3
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------

Net income per share............................................................  $    1.51        N/A  $     .82
                                                                                  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------
Average number of common and common
  equivalent shares outstanding.................................................      150.1                 150.1
                                                                                  ---------             ---------
                                                                                  ---------             ---------
Pro forma ratio of earnings to fixed charges (1)................................                              6.0x
                                                                                                        ---------
                                                                                                        ---------

(1) The ratio of earnings to fixed charges was computed by dividing earnings (income before income taxes adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term debt and other debt, the interest factor deemed to be included in rental expense and amortization of debt expense.

               SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

    The following table sets forth summary selected historical financial information for New Morton. For financial reporting purposes under federal securities laws, New Morton will be, following the Merger, a "successor registrant" to Morton. As a result, the historical financial information of New Morton set forth below and elsewhere in this Information Statement is the historical financial information of Morton and includes the results of operations and financial position of the Specialty Chemicals Business and Salt Business as well as the ASP Business. Accordingly, the historical financial information presented below is not indicative of the results of operations or financial position that would have been obtained if New Morton had been an independent company during the periods shown or of New Morton's future performance as an independent company. It is important that you read the section titled "New Morton Unaudited Pro Forma Consolidated Financial Information" for reference to what New Morton's results of operations and financial condition might have been had New Morton been operated as an independent company.

    The financial data set forth below has been derived from the consolidated financial statements of Morton. The data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Morton and notes thereto included elsewhere in this Information Statement. The income statement data for the five years ended June 30, 1996 and the balance sheet data as of the same dates have been derived from the audited consolidated financial statements of Morton. The income statement data for the six months ended December 31, 1996 and 1995, and the balance sheet data as of December 31, 1996 and 1995, have been derived from the unaudited consolidated financial statements of Morton, which, in the opinion of management, include all adjustments necessary for a fair presentation of financial position and results of operations for such periods. Operating results for the six months ended December 31, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1997.

                         NEW MORTON INTERNATIONAL, INC.
                 FIVE YEAR AND INTERIM PERIOD FINANCIAL SUMMARY

                                                                                                         SIX MONTHS
                                                                                                           ENDED
                                                              YEAR ENDED JUNE 30,                       DECEMBER 31,
                                             -----------------------------------------------------  --------------------
                                               1996       1995       1994       1993       1992       1996       1995
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
Net sales..................................  $ 3,612.5  $ 3,325.9  $ 2,849.6  $ 2,309.8  $ 2,043.9  $ 1,819.2  $ 1,725.7
Income before other charges, net of income
  taxes(1).................................  $   334.2  $   294.1  $   226.5  $   126.9  $   144.5  $   166.8  $   166.8
Other charges to income(2).................     --         --         --           94.4     --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income.................................  $   334.2  $   294.1  $   226.5  $    32.5  $   144.5  $   166.8  $   166.8
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before other charges per common
  share(1).................................  $    2.24  $    1.96  $    1.51  $     .86  $     .98  $    1.15  $    1.11
Other charges to income per common
  share(2).................................     --         --         --           (.64)    --         --         --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per common share................  $    2.24  $    1.96  $    1.51  $     .22  $     .98  $    1.15  $    1.11
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
Cash dividends paid per common share.......  $    .520  $    .440  $    .373  $    .320  $    .320  $    .300  $    .260
Ratio of earnings to fixed charges (3).....       15.4x       2.6x      10.1x       5.5x       6.4x      15.1x      15.3x
BALANCE SHEET DATA
Total assets...............................  $ 2,771.5  $ 2,756.0  $ 2,462.6  $ 2,238.8  $ 2,110.9  $ 2,937.4  $ 2,868.8
Long-term debt.............................      218.5      218.5      198.6      217.8      222.6      218.5      218.5
Shareholders' equity.......................    1,672.8    1,663.5    1,399.6    1,200.2    1,222.9    1,788.9    1,740.0
Shareholders' equity per common share......  $   11.75  $   11.22  $    9.48  $    8.20  $    8.40  $   12.57  $   11.83

------------------------

(1) Fiscal 1996 included special charges of $15.8 million or $.11 per share related to the early adoption of the accounting standard related to impairment of long-lived assets and $8.1 million or $.05 per share for the costs related to selected facility rationalizations and employee terminations resulting from the reorganization of certain of the specialty chemicals operations. Fiscal 1996 also included $15.1 million or $.10 per share of income related to the settlement of several environmental insurance issues and $7.1 million or $.05 per share related to proceeds from the sale of distribution rights, net of the impact on operations, received in conjunction with the formation of a joint venture. Fiscal 1993 included special accruals related to the restructuring of operations including disposition of facilities and relocation of manufacturing facilities of $19.1 million or $.13 per share.

(2) 1993 charge was the cumulative effect of change in accounting for postretirement benefits other than pensions and postemployment benefits.

(3) The ratio of earnings to fixed charges was computed by dividing earnings (income from operations before income taxes adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include interest incurred on long-term debt and other debt, the interest factor deemed to be included in rental expense, and the amortization of debt expense.

                  WHERE SHAREHOLDERS CAN FIND MORE INFORMATION

    Morton files (and New Morton will file) annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements or other information that Morton or New Morton files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Morton's and New Morton's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

    New Morton has filed with the SEC a Registration Statement on Form 10 (as amended, the "New Morton Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the shares of New Morton Common Stock to be issued in the Spinoff. This Information Statement, which forms a part of the New Morton Registration Statement, does not contain all of the information in the New Morton Registration Statement and the related exhibits and schedules. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the New Morton Registration Statement. The New Morton Registration Statement and the related exhibits filed by New Morton may be inspected at the public reference facilities of the SEC listed above.

    The principal office of New Morton is located at 100 North Riverside Plaza, Chicago, Illinois 60606 (telephone: (312) 807-2000).

    Questions concerning Morton, New Morton, the Spinoff or the Combination should be directed to Shareholder Communications Corporation, 17 State Street, New York, New York 10004 (telephone: (800) 511-2024).

                            ------------------------

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS
  OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR
         MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED
                        UPON AS HAVING BEEN AUTHORIZED.

                                  INTRODUCTION

    This Information Statement is being furnished to shareholders of Morton in connection with the contemplated PRO RATA distribution of shares of New Morton Common Stock to holders of Morton Common Stock in the Spinoff. Morton shareholders will receive one share of New Morton Common Stock, together with an associated preferred stock purchase right (a "Right"), with respect to each share of Morton Common Stock held by such shareholder on the record date for the Spinoff (the "Distribution Record Date") (references hereinafter to New Morton Common Stock shall be deemed to include a reference to the associated Rights). In the Spinoff, 100% of the outstanding shares of New Morton Common Stock will be distributed to Morton shareholders on a share-for-share basis. At the time of the Spinoff, New Morton will hold all of Morton's businesses, assets and liabilities, other than the ASP Business and the assets and liabilities relating exclusively to the ASP Business, and will be subject to $750 million of debt used to finance a capital contribution to New Morton. The Spinoff is being effected by Morton in connection with the Combination. The Spinoff and the Combination are conditioned upon, among other things, Morton shareholder approval and the tender of more than 90% of the outstanding shares of Autoliv common stock pursuant to the Exchange Offer. In the Combination (which will occur promptly following the Spinoff), (a) Morton ASP will merge with a newly formed subsidiary of New Autoliv and (b) New Autoliv will acquire over 90% of the outstanding Autoliv shares in the Exchange Offer. If over 90% of the outstanding Autoliv shares are acquired by New Autoliv in the Exchange Offer or otherwise, New Autoliv will acquire any remaining Autoliv shares in a compulsory acquisition proceeding under Swedish law. After the Merger, Morton will be renamed "Autoliv ASP, Inc." and New Morton will assume the name "Morton International, Inc." The Spinoff, the Merger and the Exchange Offer are collectively referred to in this Information Statement as the "Transactions."

    Morton shareholders will pay no cash or other consideration for the shares of New Morton Common Stock that they will receive in the Spinoff. There is currently no public trading market for the shares of New Morton Common Stock. New Morton intends to list the New Morton Common Stock on the New York Stock Exchange, Inc. (the "NYSE") and on the Chicago Stock Exchange, Inc. (the "CSE"), where it will be traded under the symbol "MII."

    The Transactions have been approved by the Morton Board and are being submitted for Morton shareholder approval. The Transactions may be abandoned by the Morton Board at any time prior to the date of their effectiveness in the event of the termination of the Combination Agreement among Autoliv, New Autoliv, Morton and ASP Merger Sub Inc., a wholly owned subsidiary of New Autoliv ("ASP Merger Sub"), dated as of November 25, 1996 (as it may be amended, supplemented or otherwise modified from time to time, the "Combination Agreement"), which is attached as Appendix A to the Proxy Statement/ Prospectus/Exchange Offer, and is filed as an exhibit to the New Morton Registration Statement of which this Information Statement is a part.

    The Transactions are conditioned upon, among other things, the continued effectiveness of the private letter ruling received by Morton (the "Private Letter Ruling") from the U.S. Internal Revenue Service ("IRS") principally to the effect that the formation of New Morton and the receipt of New Morton Common Stock in the Spinoff generally will be tax free to holders of Morton Common Stock and to Morton for U.S. federal income tax purposes. The Transactions are also conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special outside legal counsel to Morton, principally to the effect that the receipt of New Autoliv Common Stock in the Merger will be tax free to Morton's shareholders for U.S. federal income tax purposes, and an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, special outside legal counsel to Autoliv, relating to certain tax consequences of the Exchange Offer (each, a "Tax Opinion" and, collectively, the "Tax Opinions"). See "The Spinoff --Certain Federal Income Tax Considerations."

    The terms below are used throughout this Information Statement with the following meanings:

Specialty Chemicals Business.................  New Morton's assets and business consisting of the specialty chemicals business conducted
                                               by the Adhesives & Chemical Specialities,
                                               Coatings and Electronic Materials groups.

Salt Business................................  New Morton's assets and business consisting of the manufacture, distribution, and sale of
                                               salt for highway/ice control, human and
                                               animal consumption, water conditioning and
                                               food/chemical processing purposes.

New Morton Businesses........................  The Specialty Chemicals Business, the Salt
                                               Business, and Morton's corporate operations
                                               to be transferred to New Morton.

ASP Business.................................  Morton ASP's assets and business consisting of automotive safety products, which is being
                                               combined with Autoliv pursuant to the
                                               Combination Agreement.

                                  RISK FACTORS

    SHAREHOLDERS SHOULD CAREFULLY REVIEW THE FOLLOWING RISK FACTORS, TOGETHER WITH THE OTHER INFORMATION CONTAINED HEREIN, IN EVALUATING NEW MORTON AND THE NEW MORTON BUSINESSES.

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY; NO ACCESS TO MORTON ASP'S CASH
  FLOW

    New Morton was formed on March 11, 1997 for the purpose of effecting the Spinoff and thereby facilitating the Combination. New Morton, in the form in which it will exist after the Spinoff, does not have an independent operating history as a stand-alone public company. In recent years, the ASP Business has generated funds from operations which were used in part in the New Morton Businesses and for general corporate purposes such as dividends and share repurchases. Following the Spinoff, New Morton will not have access to the future cash flow of the ASP Business, although it will have the $750 million capital contribution together with a portion of the cash generated by the ASP Business from July 1, 1996 to the date of the Spinoff.

NO PRIOR MARKET FOR NEW MORTON COMMON STOCK

    There has been no prior trading market for the New Morton Common Stock and there can be no assurance as to the prices at which the New Morton Common Stock will trade after the Spinoff is effected. Until the New Morton Common Stock is fully distributed and an orderly market develops, the prices at which the New Morton Common Stock trades may fluctuate significantly. Prices for the New Morton Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for New Morton Common Stock, the operating performance of New Morton, investor perceptions of New Morton and the prospects for its businesses, New Morton's reported financial results, New Morton's dividend policy, and general economic and market conditions. Applications have been or will be made to list the shares of New Morton Common Stock on the NYSE and the CSE. There can be no assurance as to the trading prices or volatility of any such shares that may be experienced on these exchanges. See "The Spinoff--Listing and Trading of New Morton Common Stock." The sum of the trading prices of the shares of New Autoliv Common Stock and New Morton Common Stock held by former Morton shareholders after the Transactions may be less than, equal to or greater than the trading price of the shares of Morton Common Stock held by such shareholders prior to the Spinoff.

DIVIDEND POLICY

    It is currently anticipated that, following the Spinoff, New Morton will initially pay quarterly cash dividends at the annual rate of $.48 per share of New Morton Common Stock. However, the actual amount of such dividends, if any, may vary, and will depend on New Morton's operating results, financial requirements and other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."

CERTAIN ANTI-TAKEOVER EFFECTS
    The Articles of Incorporation of New Morton to be in effect immediately prior to the Spinoff (the "New Morton Articles"), the bylaws of New Morton to be in effect immediately prior to the Spinoff (the "New Morton Bylaws"), the shareholder rights plan expected to be entered into between New Morton and First Chicago Trust Company of New York ("First Chicago Trust"), as rights agent, prior to the Spinoff (the "New Morton Rights Agreement"), and the Indiana Business Corporation Law ("IBCL") contain several provisions that could have the effect of delaying, deferring or preventing a change of control of New Morton in a transaction not approved by the Board of Directors of New Morton (the "New Morton Board"). Morton is an Indiana corporation and the New Morton Articles, the New Morton Bylaws and the New Morton Rights Agreement are substantially similar to the existing provisions of the Articles of

Incorporation and Bylaws of Morton and the Rights Agreement, dated as of January 26, 1989, as amended, between Morton and First Chicago Trust, as rights agent (the "Morton Rights Agreement"). In addition, the Morton Board has adopted, or Morton has entered into, certain other programs, plans and agreements with its management and/or employees that will become the obligations of New Morton following the Spinoff, and which may make a change of control of New Morton more expensive. Such arrangements are substantially similar to Morton's existing arrangements. See "--Certain Federal Income Tax Considerations" and "Anti-Takeover Effects of Certain Provisions." In addition, the potential corporate tax liability which may arise from an acquisition of New Morton for a period of time following the Spinoff could have an anti-takeover effect with respect to any potential acquisition of control of New Morton.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    Consummation of the Transactions is conditioned upon, among other things, the continued effectiveness of the Private Letter Ruling. The Private Letter Ruling provides, among other things, that the formation of New Morton and the Spinoff will be tax free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the "Code"). Such rulings, while generally binding upon the IRS, are subject to certain factual representations and assumptions, including a representation that the Merger will qualify as a tax-free reorganization under Section 368(a)(1)(B) of the Code. Morton and New Morton are not aware of any present facts or circumstances which would cause such representations and assumptions to be untrue. In addition, in February 1997, the U.S. President proposed to Congress certain changes in the Code, which, if effected, would cause the Transactions to be taxable to Morton. The President's proposal would amend the relevant provisions effective on the first day of Congressional committee action; in its current form, the proposed legislation contains no "binding contract" or other grandfathering provision that would permit the Transactions, if not consummated before the date of Congressional committee action, to be treated as non-taxable to Morton for federal income tax purposes. Congressional action with respect to the U.S. President's proposals could delay or prevent the consummation of the Transactions.

    Consummation of the Transactions is also conditioned on Morton's receipt of the Tax Opinion that the Merger will qualify as a tax-free reorganization under
Section 368(a)(1)(B) of the Code and Autoliv's receipt of the Tax Opinion that the Exchange Offer (in conjunction with the acquisition of the Morton Common Stock in the Merger) will be a tax-free transfer of property for U.S. federal income tax purposes. An opinion of counsel is not binding on the IRS or the courts. See "The Spinoff--Certain Federal Income Tax Considerations."

    New Autoliv has agreed in the Combination Agreement, and New Morton will agree in the Distribution Agreement, to be entered into between Morton and New Morton (the "Distribution Agreement"), to certain covenants restricting their respective future actions for a period of one year following the Transactions to provide further assurances that the Combination and the Spinoff will be tax free for U.S. federal income tax purposes.

SEASONALITY; BACKLOG

    Sales of highway ice control salt are quite seasonal, and vary with winter weather conditions in areas where that product is used. In keeping with industry practice, ice control salt is stockpiled by both the salt segment and its customers in sufficient quantities to meet estimated requirements for the next season. To the extent that winter weather does not require consumption of inventories, the Salt Business could experience a downturn.

    Sales of products by the Specialty Chemicals Business do not exhibit significant seasonal fluctuations. As of the date of this Information Statement, there are no material backlogs in any of the New Morton Businesses.

COMPETITION

    Most of the business of the Specialty Chemicals Business is highly competitive. The Speciality Chemicals Business is a market leader in most of its product lines and is subject to significant competition from other manufacturers worldwide. Principal methods of competition include technical service for specialized customer requirements, price and quality.

    All areas in which the Salt Business operates are highly competitive. Although the Salt Business is a major factor in the salt industry, its market share varies widely, depending on the geographic area and the type of product involved. The Salt Business uses price, quality, service, product performance, and technical, advertising and promotional support as its principal methods of competition.

RISKS OF DOING BUSINESS OUTSIDE THE UNITED STATES

    The foreign operations of the New Morton Businesses are subject to the usual risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive laws and actions by foreign governments (such as restrictions on transfer of funds, export duties and quotas, foreign customs and tariffs and unexpected changes in regulatory environments), difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States, the European Union and the World Trade Organization affecting trade, foreign investment and loans, and foreign tax laws. There can be no assurance that these factors will not have a material adverse impact on New Morton's ability to increase or maintain its foreign sales or on its results of operations. For the fiscal year ended June 30, 1996, approximately 33% of the New Morton Businesses' revenue was derived from sales outside the United States. See "Summary Selected Historical Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Morton has recently acquired a two-thirds interest (and has agreed to acquire the remaining one-third interest) in a European-based salt business and entered into an agreement to acquire a European-based specialty chemicals business, which acquisition will increase the portion of the New Morton Businesses' sales outside of the United States. See "Business and Properties--Recent Developments."

ENVIRONMENTAL AND OTHER POTENTIAL LIABILITIES

    Like others in similar businesses, Morton is, and New Morton will be, subject to extensive federal, state and local environmental laws and regulations. Although New Morton's environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require New Morton to make additional unforeseen expenditures relating to environmental matters. Although the level of future expenditures for such matters cannot be determined with any degree of certainty, based on the facts presently known to it, Morton management does not believe that such costs will have a material effect on New Morton's financial position, results of operations, or liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters" and "Business and Properties--Government Regulations; Environmental Matters."

    In addition to those of an environmental nature, there are also judicial and administrative claims pending or contemplated against Morton relating to the New Morton Businesses which will become potential liabilities of New Morton following the Spinoff, and against which New Morton will indemnify Morton ASP. Morton management believes that the resolution of those claims should not have a material effect upon New Morton's financial position, results of operations or liquidity. Various governmental agencies have authority to limit or prohibit distribution of some of New Morton's products should they finally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which is expected to have a material effect upon New Morton's operations.

                                  THE SPINOFF

BACKGROUND AND REASONS FOR THE SPINOFF

    Morton was spun off from its former parent, Morton Thiokol, Inc., in 1989, at a time when the ASP Business represented less than 4% of Morton's combined sales. Since that time, the ASP Business has developed financial, investment and operating characteristics different from those of Morton's specialty chemicals and salt businesses. The automotive safety industry is characterized by automobile manufacturers demanding that their key suppliers increase their size, presence, cost efficiency, and research, development and engineering activities. In addition, car manufacturers are seeking "Tier I suppliers" that can provide integrated systems and subsystems directly to the manufacturer. In the case of automotive safety systems suppliers, these systems and subsystems are comprised of seat belts and airbags, among other products, with airbags often pre-installed in steering wheels. Due to the combined effects of these and other factors, the Morton Board and Morton's management determined to investigate alternatives for the ASP Business, including a spinoff of the ASP Business as a stand-alone entity and a strategic combination with another industry participant. After reviewing these alternatives, and considering the benefits of combining the ASP Business with Autoliv to create a leading automotive safety systems supplier with a strong presence in all major regions of the world, the Morton Board concluded that the Spinoff and the Combination offered greater potential for increasing Morton shareholder value.

    The Morton Board also considered the benefits to New Morton from the Spinoff, including enhancing New Morton management's ability to focus on, and to develop from within, the Specialty Chemicals Business and Salt Business, and thereby assisting New Morton in expanding its business and product lines through an active acquisition program, making planned capital expenditures and continuing its ongoing share acquisition program. In addition, Goldman, Sachs & Co. ("Goldman Sachs") has given its opinion to the Morton Board that, as of the date of the Combination Agreement, the consideration to be received by Morton shareholders in the Spinoff and the Merger, taken as a whole, is fair to Morton shareholders. See "Opinions of Financial Advisors--Opinion of Goldman Sachs" in the Proxy Statement/Prospectus/ Exchange Offer and the full text of the opinion of Goldman Sachs included as Appendix C to the Proxy Statement/Prospectus/Exchange Offer. Morton and Autoliv have structured the Transactions as the Spinoff followed by the Combination in order to achieve the strategic benefits of the Combination in a tax-free manner. Neither Autoliv nor Morton was interested in a transaction that would combine Autoliv with all of Morton's businesses.

    The Transactions will afford holders of Morton Common Stock the opportunity to continue their investment in either (or both) the automotive safety products company and the New Morton specialty chemicals and salt company.

MANNER OF EFFECTING THE SPINOFF

    The Spinoff is expected to occur shortly prior to the effective time of the Merger. (The date on which the Spinoff occurs is referred to as the "Distribution Date.") Promptly following the Spinoff, the New Morton Common Stock will be delivered to First Chicago Trust (the "Distribution Agent"). As soon as practicable thereafter, the Distribution Agent will begin mailing account statements reflecting ownership of shares of New Morton Common Stock to holders of Morton Common Stock as of the close of business on the Distribution Record Date on the basis of one share of New Morton Common Stock for every share of Morton Common Stock held on the Distribution Record Date. New Morton shares will be recorded in book-entry form rather than distributed in certificate form. However, if at any time following the Spinoff shareholders wish to receive certificates representing all or a portion of such shares, they may do so by requesting such certificate from the Distribution Agent by calling the Distribution Agent toll-free at 1-800-446-2617. A certificate will be mailed within 48 hours of the Distribution Agent's receipt of such a request. All shares of New Morton Common Stock to be issued in connection with the Spinoff will be fully paid, non-assessable and free of preemptive rights. New Morton is expected to enter into the New Morton

Rights Agreement, pursuant to which the New Morton Board will declare a distribution of one Right for each outstanding share of New Morton Common Stock, which Rights will initially be evidenced by the outstanding New Morton Common Stock distributed pursuant to the Spinoff. Each Right, among other things, could allow shareholders to purchase additional shares of New Morton Common Stock upon the occurrence of certain takeover related events. See "Description of New Morton Capital Stock--New Morton Rights."

    NO HOLDER OF MORTON COMMON STOCK WILL BE REQUIRED TO PAY ANY CASH OR OTHER CONSIDERATION FOR THE SHARES OF NEW MORTON COMMON STOCK TO BE RECEIVED IN THE SPINOFF OR TO SURRENDER OR EXCHANGE SHARES OF MORTON COMMON STOCK (OTHER THAN IN CONNECTION WITH THE MERGER AS DESCRIBED IN THE PROXY STATEMENT/
PROSPECTUS/EXCHANGE OFFER).

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    To read a description of the material U.S. federal income tax consequences of the Transactions to Morton and Morton's shareholders, please refer to "Certain Tax Consequences of the Transactions" in the Proxy Statement/Prospectus/Exchange Offer. In addition to describing U.S. federal income tax consequences of the Transactions, that section of the Proxy Statement/Prospectus/Exchange Offer also describes certain U.S. legislative initiatives which could have an effect on the Transactions.

ACCOUNTING TREATMENT OF THE TRANSACTIONS

    The Merger will be accounted for as a purchase for financial accounting purposes in accordance with U.S. generally accepted accounting principles, with Autoliv treated as the acquiror of the ASP Business. For New Morton's financial accounting purposes, the Spinoff will be accounted for as if the ASP Business were being spun off from Morton and discontinued.

RELATIONSHIPS AFTER THE SPINOFF

    Historically, the ASP Business and the New Morton Businesses have been operated substantially as separate divisions, except for matters relating to corporate overhead and to certain financial and legal services, including patent and trademark, corporate secretarial, insurance, and treasury services.

    The Distribution Agreement provides that, for up to 12 months following the Spinoff, New Morton will make certain employee benefits, tax preparation, intellectual property and other services available to Morton ASP, and that Morton ASP will pay for such services at a formula rate that will include the direct and indirect costs of providing such services plus a 5% surcharge. The Distribution Agreement also provides that Morton ASP and New Morton will have access to certain records and information in the possession of the other following the Spinoff. Following the Spinoff, New Morton will lease a portion of the shared Rochester Hills, Michigan technical center (which will remain with the ASP Business) under a two-year renewable lease. See "Agreements Among Morton, Autoliv and New Morton."

LISTING AND TRADING OF NEW MORTON COMMON STOCK

    The New Morton Common Stock is expected to be listed on the NYSE and the CSE under the symbol "MII." There is currently no public trading market for New Morton Common Stock. Prices at which New Morton Common Stock may trade prior to or following the Spinoff cannot be predicted. See "Risk Factors--No Prior Market for New Morton Common Stock," "--Dividend Policy" and "--Certain Anti-Takeover Effects."

    New Morton expects to have approximately 10,700 shareholders of record as of the Distribution Record Date. The transfer agent and registrar for the New Morton Common Stock will be First Chicago Trust. As of December 31, 1996, approximately 5.8 million options to acquire shares of Morton Common

Stock, which will be converted into options to acquire shares of New Morton Common Stock in connection with the Spinoff, were held by current or former employees of Morton.

    Shares of New Morton Common Stock distributed to Morton shareholders in the Spinoff will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of New Morton under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of New Morton generally include individuals or entities that control, are controlled by, or are under common control with, New Morton, and may include certain officers and directors of New Morton as well as principal shareholders of New Morton, if any. Persons who are affiliates of New Morton may sell their shares of New Morton Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder.

DIVIDEND POLICY AND SHARE REPURCHASES

    The payment and amount of cash dividends, if any, by New Morton after the Spinoff will be at the discretion of the New Morton Board, taking into consideration the earnings, cash flow and financial requirements of New Morton. It is currently anticipated that, following the Spinoff, New Morton will initially pay quarterly cash dividends at the annual rate of $.48 per share. See "Risk Factors--Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

    In the Spinoff, Morton will contribute the Capital Contribution to New Morton. New Morton may use some or all of this cash to repurchase New Morton Common Stock, make strategic acquisitions, expand existing businesses or product lines, or for other corporate purposes. See "Business and Properties-- Recent Developments." There can be no assurances, however, as to the timing or amount of any future uses of such cash.

                               REGULATORY MATTERS

    Other than as described in the Proxy Statement/Prospectus/Exchange Offer, no material U.S. federal or state or non-U.S. regulatory approvals are required in connection with the Spinoff which have not been obtained. For a discussion of U.S. and European regulatory approvals with respect to the Transactions, please refer to "Regulatory Matters" in the Proxy Statement/Prospectus/Exchange Offer.

    The Combination Agreement requires Morton and Autoliv to use reasonable efforts promptly to make any filings, enter into negotiations, sell or dispose of assets or businesses, or take other actions necessary to obtain required governmental approvals, except that neither Morton nor Autoliv or any of their affiliates will be required to take any action that would be, or is reasonably likely to be, materially adverse to the business, properties, financial condition or results of operations of the business to be retained by Morton or Autoliv, as the case may be, after taking into account the transactions contem-plated by the Combination Agreement, the Distribution Agreement and the Related Agreements (as defined below).

    In addition, the Distribution Agreement provides that the parties to the Distribution Agreement will cooperate to obtain all necessary consents and approvals, and to make all necessary filings and applications which may be required for the consummation of the transactions contemplated by the Distribution Agreement, including, without limitation, all applicable regulatory filings or consents under federal or state environmental laws.

                AGREEMENTS AMONG MORTON, AUTOLIV AND NEW MORTON

    For the purpose of effecting the Spinoff and governing certain of the relationships among Morton ASP, New Autoliv and New Morton after the Spinoff, Morton, Autoliv, New Autoliv, New Morton and ASP Merger Sub have entered into or will enter into the various agreements described in the Proxy Statement/Prospectus/Exchange Offer. These agreements include the Distribution Agreement, the Benefits Agreement (as defined below) and the Tax Sharing Agreement (as defined below). For a discussion of these agreements, see "Pre-Merger Transactions" in the Proxy Statement/Prospectus/Exchange Offer. The agreements summarized therein have been filed as exhibits to the New Morton Registration Statement. The descriptions contained in the Proxy Statement/Prospectus/Exchange Offer do not purport to be complete and are qualified in their entirety by reference to such agreements.

    The Distribution Agreement, in addition to determining the manner of effecting the Spinoff, also governs the Capital Contribution and other matters relating to the assumption of liabilities, indemnity, non-competition, the use of the Morton name, and transitional arrangements.

    The Employee Benefits Allocation Agreement to be entered into between Morton and New Morton prior to the Spinoff (the "Benefits Agreement") provides that, effective as of the Spinoff, New Morton (or a subsidiary) will assume or retain all liabilities of Morton under employee benefit plans, policies, arrangements, contracts and agreements, including under collective bargaining agreements, with respect to employees who on or after the Spinoff will be employees of New Morton, including employees of Morton's corporate operations ("New Morton Employees") and with respect to former employees of any business that is part of New Morton and related discontinued operations. The Benefits Agreement also provides that Morton ASP generally will retain all liabilities relating to employees or former employees of the ASP Business and related discontinued operations ("ASP Employees") under employee benefit plans, policies, arrangements, contracts and agreements maintained by Morton prior to the Spinoff.

    Under the Tax Sharing Agreement to be entered into between Morton and New Morton prior to the Spinoff (the "Tax Sharing Agreement," and, together with the Benefits Agreement, the "Related Agreements"), for all taxable periods ending on or before the Spinoff, the results of Morton's specialty chemicals and salt operations will continue to be included in Morton's consolidated U.S. federal income tax returns. The Tax Sharing Agreement provides for the allocation of U.S. federal, state, local and non-U.S. tax liabilities arising in connection with all taxable periods ending on or before the Distribution Date or ending thereafter but including the Distribution Date. In general, the Tax Sharing Agreement provides that New Morton will be liable for all such tax liabilities, including liabilities resulting from the audit or other adjustment to previously filed tax returns, which are attributable to the assets or businesses being transferred to New Morton, and that Morton ASP will be responsible for taxes and adjustments attributable to the ASP Business being retained by Morton ASP.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    For financial reporting purposes, New Morton is a "successor registrant" to Morton and, as such, all financial information of New Morton included in this discussion and in the historical financial statements beginning on page F-2 represent the historical financial information of Morton. Therefore, references to the "Company" in this discussion and in the related historical financial statements are references to Morton, without giving effect to the Spinoff or the Merger.

    Morton operates in three business segments, the "Specialty Chemicals" segment, comprised of the adhesives and chemical specialties, coatings, and electronic materials businesses, the "Salt" segment, and the "ASP" segment, consisting of the automotive safety products business (the ASP Business).

    The following is a discussion of the Company's operating results comparing the first six months of fiscal 1997 to the first six months of fiscal 1996; operating results comparing fiscal years 1996 to 1995 and 1995 to 1994; liquidity and capital resources; and the impact of inflation.

OVERVIEW

    Morton manufactures and markets quality products to meet the needs of its salt, specialty chemicals and airbag customers.

    On November 25, 1996, the Company, New Autoliv, Autoliv and ASP Merger Sub entered into the Combination Agreement, pursuant to which Morton, operating only the ASP Business, will become a wholly owned subsidiary of New Autoliv (the Merger) and New Autoliv will acquire at least 90% of the outstanding capital of Autoliv pursuant to the Exchange Offer. The transaction is intended to be a merger of equals in which, if the Exchange Offer is fully subscribed, the Company's shareholders will exchange their interest in the ASP Business for 46.5% of New Autoliv, and Autoliv's shareholders will exchange their Autoliv shares for 53.5% of the equity of New Autoliv.
    Immediately prior to the business combination, the Company will contribute all of its businesses other than the ASP Business to a new company, New Morton, and will spin off New Morton to the Company's shareholders in a tax-free distribution (the Spinoff). Each shareholder of Morton Common Stock will receive one share of New Morton Common Stock for each share of Morton Common Stock owned prior to the Spinoff. In addition, in conjunction with the Spinoff, the Company will make the Capital Contribution.

    The transactions described above are subject to, among other things, approval by the Company's shareholders, acceptance by holders of at least 90% of Autoliv's outstanding shares of the Exchange Offer, receipt by the Company of the Private Letter Ruling and certain regulatory approvals. See "Risk Factors-- Certain Federal Income Tax Considerations" and "Regulatory Matters."

COMPARISON: FIRST SIX MONTHS OF FISCAL 1997 TO FIRST SIX MONTHS OF FISCAL 1996

    For the six months ended December 31, 1996, sales were $1.8 billion, up 5% over the same period in the prior year. Gross profit margins as a percentage of net sales remained relatively flat from year-to-year at 29%. Selling, administrative and general expenses were approximately the same percentage of net sales for the six months ended December 31, 1996 and 1995. Net income for the first six months of fiscal 1997 was $166.8 million, the same as fiscal 1996. However, fiscal 1996 earnings included $24.1 million of unusual, non-operating, pretax income ($15.1 million or $.10 per share after tax) relating to environmental insurance settlements going back more than a decade. Excluding the impact of the environmental insurance settlements from fiscal 1996, net income and earnings per share grew 10% and 14%, respectively. A lower effective tax rate and fewer common shares outstanding contributed $.04 to per share earnings in the first half of fiscal year 1997. The decrease in the common shares outstanding is due to the share repurchase program begun in fiscal 1996.

    The Specialty Chemicals segment saw strong profit growth despite flat sales growth. Airbag sales exceeded expectations in the first six months of fiscal 1997 as side-impact airbags and additional business captured by Morton offset sizable price declines. Airbag profits, however, were below fiscal 1996 as higher freight and manufacturing costs to meet the additional demand reduced operating margins. The Salt segment's results improved, despite tough comparisons with the prior year for the ice control business, due to excellent results for non-ice control products. Early season snowfall resulted in strong ice control sales in the second quarter of fiscal 1996.

    SPECIALTY CHEMICALS

    Specialty Chemical segment sales for the first six months of fiscal 1997 were $799.8 million, up 2%, and operating profits were $123.0 million, up 16%, over the same period in fiscal 1996. The growth in sales year-over-year was largely attributable to plastics additives, industrial coatings, automotive coatings (after adjusting for the transfer of sales to a joint venture set up last year), powder coatings, thermoplastic polyurethanes, and waterbased polymers. Performance chemicals, plastics additives, industrial coatings, automotive coatings, and powder coatings accounted for 52% of year-to-date earnings and approximately 74% of the increase from the same period in fiscal 1996. Partially offsetting these sales and earnings increases were unfavorable comparisons with the prior year in the extrudable specialties portion of packaging adhesives and electronic materials. Sales and earnings were down year over year in extrudable specialties due to the discontinuance of a product line.

    Earnings grew faster than sales for the six months ended December 31, 1996, as earnings reflected the impact of higher volumes and lower raw material prices on operating margins. Earnings for the first six months of fiscal 1997 also included a $2.4 million gain on the sale of the Lytron product line. Year-to-date chemical sales and earnings were negatively impacted by the effects of foreign exchange translation of $7.8 million and $.9 million, respectively.

    SALT

    The Salt segment sales for the first six months of fiscal 1997 were $287.4 million, an increase of 3%, and operating earnings were $63.1 million, a 10% increase over the six months ended December 31, 1995. Earnings increased faster than sales as a result of higher production levels to prepare for the fiscal 1997 ice control season and continued tight control of costs.

    The year-over-year sales increase for the Salt Business was attributable to excellent performances from all non-ice control salt product lines, and was primarily generated by shipments to the U.S. food processing and chemical industries. Partially offsetting these favorable results were lower ice control sales, down 5% from the same period in fiscal 1996. While the Salt Business benefited from customers replenishing depleted ice control salt inventories after the record-breaking winter in fiscal 1996, the mild weather in December 1996 meant ice control salt sales for the second quarter of fiscal 1997 were 7% below the prior year's strong second quarter ice control salt sales.

    AUTOMOTIVE SAFETY PRODUCTS

    ASP segment sales for the six months ended December 31, 1996 were $732.0 million, an 11% improvement over the same period in the prior year. The sales increase for the first six months of fiscal 1997 was primarily generated by growth in all product lines of the inflator business, and reflected healthy car production levels, new product launches and business which developed as a result of problems competitors had meeting initial customer requirements.

    Unit volume continued to increase during the six months ended December 31, 1996, up 34%. The increase was primarily generated by Asian customers purchasing significantly greater numbers of driver-side and passenger-side inflators.

    For the first six months of fiscal 1997, pre-tax earnings decreased 3% from the same period in fiscal 1996 to $118.2 million. Average selling prices were significantly lower than the first six months of fiscal 1996, down 14%. However, successful implementation of manufacturing process improvements coupled with vertical integration efforts have permitted the ASP segment to substantially offset the impact of selling price reductions. Lower earnings resulted mainly from higher freight and certain other costs, unfavorable performance of a Japanese joint venture which was impacted by the weakening of the yen, and losses from disposal of certain fixed assets.

    CORPORATE

    Morton's corporate administrative and other costs were below last year's first six months; however, because of the income from the environmental insurance settlements received in the second quarter of fiscal 1996, overall corporate expense comparisons were negative. Excluding the impact of the environmental insurance settlements from the prior year's results, corporate expenses were 14% below the first six months of fiscal 1996. Lower corporate administrative costs, net interest expense and environmental expenses were the main reasons for the lower corporate and other costs. Net interest expense decreased from $9.9 million in the first six months of fiscal 1996 to $8.8 million for the same period in fiscal 1997 primarily due to the higher level of cash balances outstanding during most of the current period.

    The cumulative shares repurchased by the Company in fiscal 1996 and in the first half of fiscal 1997 were 7.3 million (out of a 10 million share authorization) at an average share price of $36.34.

    RECENT DEVELOPMENTS

    In December 1996, Morton signed a definitive agreement to acquire all of the stock of Salins du Midi, and in March 1997 completed the initial acquisition with respect to two-thirds of the stock for $180 million. Morton expects to make a public cash tender offer in France for the remaining shares. The acquisition has a total value of approximately $275 million. Salins du Midi is the leading independent salt producer in Europe, with estimated 1996 sales of almost $270 million. Salins du Midi, based in Paris, supplies salt for food and agricultural products, water treatment and ice/snow and industrial applications, and markets its products under the "La Baleine" label. Salins du Midi produces solar, rock and vacuum-processed salt at nine sites in France and at four sites in Spain.

    In December 1996, Morton also announced plans to purchase Pulverlac, an Italian powder coatings maker, for an undisclosed sum. Pulverlac is a leader in the European powder coatings industry, with estimated 1996 sales of $75 million.

COMPARISON: FISCAL 1996 TO FISCAL 1995

    The Company continued its trend of record sales and earnings in fiscal 1996. Sales grew 9% during fiscal 1996 to $3.61 billion from $3.33 billion in fiscal 1995. Gross margin profitability eroded slightly during fiscal 1996 as rising raw material costs, principally in the Specialty Chemicals segment, could not be entirely offset by increased selling prices. In fiscal 1996, general and administrative expenses as a percentage of sales were down slightly due to the tight control of period costs. Earnings per share of $2.24, after special charges, were up 14% from fiscal 1995 earnings per share of $1.96. Before the special charges, fiscal 1996 earnings per share were $2.40, up 22% over fiscal 1995. Included in fiscal 1996 earnings were $24.1 million pretax income ($15.1 million after tax or $.10 per share) related to the settlement of several environmental insurance issues and $11.2 million pretax income ($7.1 million after tax or $.05 per share) related to proceeds received from the formation of a joint venture, net of the impact on operations.

    Fiscal 1996 included special charges of $29.2 million pretax ($23.9 million after tax or $.16 per share) recorded in the fourth quarter. A portion of these charges was for costs related to the closure of three chemical manufacturing facilities as an initial phase of a broader facility consolidation and product line rationalization program, and certain organizational changes. These actions, when completed, are expected to result in annual savings to the Company of more than $8.5 million. Also included in the special charges was the impact of the early adoption of the new accounting standard related to the impairment of long-lived assets.

    SPECIALTY CHEMICALS

    For the fiscal year ended June 30, 1996, sales of the chemical business rose 3% to $1.61 billion, and operating earnings were down 1% to $222.0 million from $223.5 million in fiscal 1995.

    Fiscal 1996 results included special charges of $27.1 million, as well as the $15.0 million gain recorded in the third quarter for the formation of a joint venture, Morton Nippon Coatings.

    The special charges were made up of $11.3 million related primarily to the announced closing of the Seabrook, New Hampshire, Stamford, Connecticut, and Dixon, California, facilities; and $15.8 million related to the write-down of certain assets of the defense-related chemical vapor deposition product line as required by Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." As these three plants are closed over the next 12 to 18 months, the production at these facilities will be moved to other Morton facilities, resulting in better asset utilization and lower overall costs. Excluding these special charges, operating earnings increased 11% for fiscal 1996.

    The formation of the Morton Nippon Coatings joint venture, which produces plastic substrate coatings for Japanese transplant car companies in the United States, resulted in reduced sales for the fiscal 1996 fourth quarter and total year by approximately $7.0 million and $14.5 million respectively, and reduced earnings from operations in these same two periods by approximately $2.8 million and $3.8 million, respectively.

    The year-over-year sales increase for the Specialty Chemicals segment was a combination of improved volume, pricing, and product mix. Offsetting this improvement were higher raw material costs. Although many raw material costs decreased in the fourth quarter of fiscal 1996, the chemical segment experienced overall raw material cost increases during the year which had an unfavorable impact of approximately $11.0 million. The effect on operating profits of the raw material cost increases was mitigated by improved pricing and product mix, the reengineering of manufacturing processes to improve efficiency, tight period cost control, and higher volumes.

    Those product lines which had strong year-over-year performances included European industrial activities, performance chemicals, metalorganics, polymer systems and electronic materials. These product lines combined contributed $468.7 million or 29% of Specialty Chemicals segment sales in 1996. These same product lines contributed 36% of the segment's operating profit. Compared with fiscal 1995, sales of these product lines increased 10% and earnings increased 35%. Earnings growth outpaced sales growth due to favorable mix, lower operating costs and tight control over period costs, leveraged against higher volumes.

    Two product lines, plastics additives and dyes, ended fiscal 1996 with sales and profits below their fiscal 1995 level. The combined sales of these lines in fiscal 1996 were $158.5 million, 18% lower than fiscal 1995. Operating profits for these businesses ended the current fiscal year 10% below fiscal 1995. Tougher competitive pricing adversely affected the dyes business for the second consecutive year, while adverse market conditions in the building industry hurt plastics additives' performance. Continued control over operating costs partially offset the negative impact of reduced sales on earnings.

    The translation impact of changes in foreign currency rates had a minimal favorable impact, less than 1%, on sales and earnings in fiscal 1996.

    SALT

    Fiscal 1996 salt sales reached a record $603.3 million, up 13%. The Salt segment's operating earnings, also a record, were up 6%, ending the year at $124.7 million. While all product lines did well, ice control salt sales were up 32% over fiscal 1995 and were primarily responsible for the strong salt performance for the year. Severe winter storms during the third quarter of fiscal year 1996, particularly in the northeastern United States, increased the demand for ice control salt in several key markets.

    Sales of non-ice control salt increased 4% over fiscal 1995. The sales increase was primarily due to improved results for water conditioning and solar products. Pellet sales increased 6% mainly due to increased shipments to a major customer. The increase in solar products was mainly due to volume growth of 7%.

    Salt's earnings did not increase at the same rate as sales largely due to the higher mix of the lower margin ice control business.

    AUTOMOTIVE SAFETY PRODUCTS

    As in the past several years, sales of driver- and passenger-side airbag inflators and modules increased in fiscal 1996 as car companies around the world continued to provide airbag protection as standard equipment in their cars and trucks. For fiscal 1996, ASP Business sales were up 14% to $1.40 billion. Units shipped increased 19% over fiscal 1995. Operating earnings increased 13% to $255.6 million. Customers whose sales were up strongly in the year included Toyota, Nissan, Ford, and Isuzu. The strong airbag performance was achieved despite the negative impact on sales and earnings of General Motors' strike and continued price reductions to our customers.

    As in fiscal 1995, downward pricing pressure continued as overall average selling prices decreased 5%, with the largest decrease in the passenger inflator product line. To offset these market conditions, the business group has continued to implement cost reduction initiatives and reengineer its manufacturing processes to improve efficiency. These savings enabled this business to continue to deliver attractive returns.

    CORPORATE

    In October 1995, the Morton Board authorized the repurchase of 10 million shares of Morton Common Stock. As of June 30, 1996, Morton had repurchased a total of 6.7 million shares. The weighted average cost per share for the shares repurchased was approximately $36.

    For the year June 30, 1996, total corporate costs decreased 35%. This decrease was due primarily to the receipt of $24.1 million in the second quarter of fiscal 1996 related to the settlement of several environmental insurance issues (included in sundry income), as well as to tight control of administrative costs and lower net interest expense due to higher levels of invested funds. Included in corporate costs was a special charge of $2.1 million to reflect the current estimated value of certain assets held for disposition.

    The Company's effective tax rate increased in fiscal 1996 to 38.0% compared with 37.5% in fiscal 1995. This increase results from the $15.8 million charge related to the adoption of FASB Statement No. 121 described above, for which no tax benefit was recorded, partially offset by the effect of a decrease in foreign effective tax rates.

COMPARISON: FISCAL 1995 TO FISCAL 1994

    Fiscal 1995 net income per share of $1.96 was 30% higher than fiscal 1994. Net sales of $3.33 billion were up 17% from fiscal 1994 sales of $2.85 billion. Gross margins decreased from 30.5 percent in fiscal 1994 to 29.4 percent in fiscal 1995. This decrease was primarily due to raw material cost increases in the Specialty Chemicals segment. Selling, administrative and general expenses were down in fiscal year 1995 as fiscal 1994 included higher levels of accruals related to incentive payments as well as accruals for tax obligations related to certain of the Company's stock options caused by changes in income tax rates.

    SPECIALTY CHEMICALS

    Specialty Chemicals segment sales and profits grew in fiscal 1995 as both the U.S. and European economies expanded. Sales reached $1.56 billion, an increase of 14% over fiscal 1994 sales of $1.37 billion. Profits increased 15% to $223.5 million from $193.6 million in fiscal 1994.

    Sales and profits were also favorably affected by foreign currency translation. Year-to-year exchange fluctuations increased sales by $42.5 million and pretax profits by $6.2 million over fiscal 1994. Currencies primarily responsible for the translation impact were the German deutsche mark and the Dutch guilder.

    Improved volumes accounted for approximately 73% of the year-over-year increase in sales. Raw material cost increases compressed specialty chemicals' operating results by approximately $14.0 million. The effect of these increases, however, was offset by operating efficiencies in certain product lines, improved pricing and sales mix, and higher volumes.

    Product lines that showed double-digit sales growth over fiscal 1994 results were adhesives, thermoplastic polyurethanes, performance chemicals, plastics additives, automotive coatings, powder coatings and electronic materials. These product lines accounted for approximately 73% of fiscal 1995 Specialty Chemicals segment sales and approximately 89% of the year-to-year increase.

    Profits for these product lines grew 27%, well above the sales growth of 18%. Product lines mainly contributing to the faster profit growth were thermoplastic polyurethanes, performance chemicals, plastics additives, automotive coatings, powder coatings and electronic materials. Although adhesives experienced good sales growth, earnings were constrained by raw material price increases.

    Dyes and waterbased polymers showed an unfavorable year-to-year profit comparison. Combined profits in fiscal 1995 were down $12.2 million. Dyes' product line results were hurt by increased price competition; waterbased polymers' results were hampered by raw material price increases, primarily for styrene.

    SALT

    Sales and earnings were both adversely affected by the mild winter weather experienced in fiscal 1995. This was partially offset by a carryover effect from fiscal 1994's severe winter weather. The significant snowfall, which contributed to fiscal 1994's record results, depleted customer inventories and led to strong early season orders for ice control salt in fiscal 1995.

    Salt segment sales fell by 1% to $534.9 million in fiscal 1995. Earnings were down only 2% compared to fiscal 1994's record. Ice control sales for fiscal 1995 finished 8% below fiscal 1994's record results.

    Continued growth in non-ice control product lines, particularly water conditioning products with sales up over 7%, also helped to offset the unfavorable impact of the mild winter weather. In addition, careful cost controls helped Salt achieve operating margins at the same level as fiscal 1994.

    AUTOMOTIVE SAFETY PRODUCTS

    Sales of driver- and passenger-side airbag inflators and modules steadily increased as automakers in the United States, Europe and Japan accelerated the introduction of inflatable restraint systems into passenger cars, trucks and vans. For the second year in a row, the Company increased its share of the module market, which contributed to the improved sales results.

    Morton's ASP Business fiscal 1995 sales were $1.23 billion, 31% over fiscal 1994. Profits increased 38% to $226.5 million.

    Included in fiscal 1995 profits was a $2.4 million pretax charge for the elimination of 324 administrative and technical support positions. Before such charge, profits increased 40% over fiscal 1994. Fiscal 1995 pretax profits were also adversely affected by approximately $5.0 million related to the start-up of the European airbag manufacturing operations.

    Downward pricing pressure continued in fiscal 1995 as overall average selling prices decreased 5%. Continued implementation of cost reductions and operational efficiencies offset these pricing pressures and resulted in improved operating margins of 19% (versus 18% in fiscal 1994).

    CORPORATE

    As a result of tight controls on administrative expense, lower net interest costs and lower accruals related to certain employee stock options, total corporate costs declined by 19% during fiscal 1995. Net interest cost was lower in fiscal 1995 as all three business segments continued to generate cash.

    Fiscal 1994 included an accrual related to certain employee stock options that reduced total fiscal 1994 earnings per share by $.07. This was primarily attributable to costs related to the impact of tax rate changes effective in fiscal 1994.

    The effective tax rate in fiscal 1995 was 37.5% versus 36.7% in fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

    OPERATING ACTIVITIES

    During each of the three fiscal years in the period ended June 30, 1996, operating activities were the principal source of funds for the Company, providing $501.2 million, $358.0 million and $331.3 million, respectively.

    Net income provided $334.2 million of funds in fiscal 1996 compared to $294.1 million in 1995 and $226.5 million in 1994. Depreciation and amortization of $175.5 million in 1996 was higher than 1995 and 1994 by $14.2 million and $37.9 million, respectively, the increase due principally to the higher level of capital spending at the airbag facilities in Utah and Europe in recent years. In the fourth quarter of fiscal 1996, $29.2 million of special charges were recorded which were described above.

    Changes in operating assets and liabilities resulted in a $42.5 million use of funds in fiscal 1996 compared to a use of funds of $97.6 million in 1995 and $30.1 million in 1994.

    The increase in operating assets net of liabilities in fiscal 1996 over 1995 was largely driven by higher receivables at Morton ASP due to increased sales activity. Partially offsetting the higher receivables balance were reductions in inventory levels by all three business segments and an increase in current liabilities at Morton ASP.

    Operating activities were the principal source of cash in the six-month period ended December 31, 1996, providing $167.8 million, compared to the same period in the prior year when operations provided $137.2 million. The increase is largely attributable to the changes in operating assets and liabilities which resulted in a $91.9 million use of funds this year compared to a $118.0 million use of funds during the first six months of fiscal 1996. This decrease in the use of funds is primarily attributable to improved working capital management, principally related to accounts receivable and inventory. Net income provided $166.8 million in the first six months of fiscal year 1997, unchanged from the prior year. Depreciation and amortization was $3.4 million higher in the first six months of fiscal 1997. This increase is primarily the result of the high level of capital spending at the airbag facilities in Utah in recent years.

    INVESTING ACTIVITIES

    Net investing activities for fiscal 1996 required $214.5 million of cash compared with $263.9 million and $213.9 million in fiscal 1995 and 1994, respectively. Investing activities in the first six months of fiscal 1997 required $182.2 million of cash compared with $99.1 million in the first six months of fiscal 1996. Capital spending was the major component of investing activities in all periods.

    The reduction in capital spending from fiscal 1995 primarily reflects the decline in capital expenditures at the airbag facilities in Utah, an overall decrease in capital spending levels compared with fiscal 1995 and the timing of expenditures. Capital spending in the first six months of 1997 was higher than the same period in 1996, the increase attributable to the ramp-up for side-impact inflators, as well as to other new technologies, at the airbag facilities in Utah and Europe.

    Expansion related to certain chemical products as well as to basic upkeep of the salt and chemical facilities were also significant areas of capital spending.

    In fiscal 1996, 1995 and 1994, investing activities included $.6 million, $12.7 million and $7.0 million, respectively, of cash invested in businesses acquired. For the first six months of fiscal 1997, cash invested in businesses acquired was $65.0 million (primarily related to the acquisition of a controlling block of stock in Pulverlac) versus $.6 million in the same period of fiscal 1996. Investing activities in fiscal 1996 also reflected $4.4 million of proceeds from property and other asset disposals compared to $2.4 million in fiscal 1995 and $16.4 million in fiscal 1994, which was largely from the sale of the semiconductor photoresist business. In the first six months of fiscal 1997, proceeds from property and other asset disposals generated $5.3 million of cash, primarily related to the sale of the Lytron product line, compared with $1.5 million generated in the first six months of fiscal 1996.

    FINANCING ACTIVITIES

    Financing activities for fiscal 1996, 1995 and 1994 used funds of $307.8 million, $72.4 million, and $107.5 million, respectively. Financing activities for the six months ended December 31, 1996, were a $12.4 million source of funds compared to a $65.2 million use of funds in the six months ended December 31, 1996. Dividend payments for the three fiscal years were $76.3 million, $65.1 million and $54.9 million, respectively, and increased to $42.8 million in the first six months of fiscal 1997 from $38.6 million in the same period in fiscal 1996. Increases in dividends primarily reflected the increase in dividends paid per share, offset in fiscal 1997 and 1996 by the reduction in shares outstanding due to the share repurchase program.

    During fiscal 1996, the Company repurchased 6.7 million shares of Morton Common Stock for $242.3 million under the share buyback program authorized by the Morton Board in the second quarter of fiscal 1996. Through December 31, 1996, the Company had repurchased approximately 7.3 million shares of Morton Common Stock; the shares repurchased in the first six months of fiscal 1997 were purchased for approximately $21.6 million.

    Short-term notes payable decreased $1.1 million, $10.4 million and $59.0 million in 1996, 1995 and 1994, respectively. This reflected the lower level of short-term borrowing required as cash generated from operations increased. For the six months ended December 31, 1996, short-term notes payable increased $71.6 million compared with a $21.7 million increase during the same period in fiscal 1996. This change reflects the higher level of incremental borrowing required in fiscal 1997 as cash generated from operations increased but was not sufficient to offset the higher level of capital spending and acquisitions.

    OTHER

    The Company's current ratio was 2.1 at December 31, 1996, the same as June 30, 1996 and 1995. Total debt as a percentage of total capitalization was 15.1% at December 31, 1996, compared to 12.9% at June 30, 1996, and 13.2% at June 30, 1995.

    As of December 31, 1996, the Company had unexpended authorizations for fixed asset and maintenance projects totaling $209.1 million. The authorizations related primarily to the expansion of the airbag business, at a reduced level, as well as a general facility expansion, product improvements and maintenance Company-wide.

    Estimated cash flow from operations and current financial resources, including financing capacity, are expected to be adequate to fund the Company's anticipated working capital requirements, fixed asset spending, dividend payments, and share repurchase program in the foreseeable future. In addition, pursuant to the Distribution Agreement, prior to the Spinoff, Morton will contribute $750 million in cash to New Morton (less any amounts used to repay intercompany indebtedness outstanding prior to the Spinoff), with Morton ASP retaining the obligation under the related credit facility.

IMPACT OF INFLATION

    Inflation generally has not had a significant impact upon the results of the Company's operations in recent years due to the relatively low rate of inflation as well as to efforts by the Company to reduce the effects of inflation on its business. In periods of increasing prices, to the extent permitted by competition, the Company has adjusted its selling prices to compensate for increased costs.

    An ongoing cost control program implemented throughout the Company has also contributed to reducing the influence of inflationary costs. Further, a continuing program of investment in new and more efficient facilities, production processes, and productivity enhancements has made a significant contribution in offsetting inflation.

    The Company uses the LIFO method of accounting for its domestic inventories of the Specialty Chemicals and Salt Segments. Under this method the cost of products sold, as reported in the financial statements, approximates current costs.

ENVIRONMENTAL MATTERS

    For a detailed discussion, see "Environmental Matters" in the Morton International, Inc. Notes to Consolidated Financial Statements (see "Index to Financial Statements" on page F-1).

                          BUSINESS SEGMENT INFORMATION

    Summarized financial information by business segment for the three years ended June 30, 1996 is set forth below.

                          BUSINESS SEGMENT INFORMATION
                                 (IN MILLIONS)

                                                                                                              PROFIT AS A
                                                                                                                PERCENT
                                                                                                              OF AVERAGE
                                                                                                              IDENTIFIABLE
                                                       SALES(1)                         PROFIT(2)                 ASSETS
OPERATIONS IN DIFFERENT BUSINESSES          -------------------------------  -------------------------------  -----------
 SALES AND PROFITS                            1996       1995       1994       1996       1995       1994        1996
                                            ---------  ---------  ---------  ---------  ---------  ---------     -----
Specialty Chemicals(3)....................  $ 1,611.7  $ 1,564.7  $ 1,369.6  $   222.0  $   223.5  $   193.6        15.4%
Salt......................................      603.3      534.9      541.5      124.7      117.4      119.3        32.9
Automotive Safety Products................    1,397.5    1,226.3      938.5      255.6      226.5      164.0        34.6
                                            ---------  ---------  ---------  ---------  ---------  ---------
Business totals...........................    3,612.5    3,325.9    2,849.6      602.3      567.4      476.9        23.5
General Corporate expense--net(4).........     --         --         --          (63.1)     (96.9)    (119.3)
                                            ---------  ---------  ---------  ---------  ---------  ---------
Consolidated totals.......................  $ 3,612.5  $ 3,325.9  $ 2,849.6  $   539.2  $   470.5  $   357.6
                                            ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------

OPERATIONS IN DIFFERENT BUSINESSES
 SALES AND PROFITS                             1995         1994
                                               -----        -----
Specialty Chemicals(3)....................        15.8%        14.7%
Salt......................................        34.0         37.8
Automotive Safety Products................        34.8         30.5
Business totals...........................        23.5         21.9
General Corporate expense--net(4).........
Consolidated totals.......................

                                                       YEAR-END                          CAPITAL                DEPRECIATION AND
ASSETS, CAPITAL EXPENDITURES,                     IDENTIFIABLE ASSETS                 EXPENDITURES                AMORTIZATION
 DEPRECIATION AND                           -------------------------------  -------------------------------  --------------------
 AMORTIZATION                                 1996       1995       1994       1996       1995       1994       1996       1995
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Specialty Chemicals.......................  $ 1,427.8  $ 1,459.3  $ 1,370.2  $    86.8  $    83.0  $    87.5  $    66.8  $    63.1
Salt......................................      385.3      371.9      319.2       35.8       42.1       35.7       32.6       30.8
Automotive Safety Products................      768.2      709.7      593.6       91.8      125.8       94.3       72.1       63.5
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Business totals...........................    2,581.3    2,540.9    2,283.0      214.4      250.9      217.5      171.5      157.4
General Corporate(5)......................      190.2      215.1      179.6        2.0        1.3        2.4        4.0        3.9
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Consolidated totals.......................  $ 2,771.5  $ 2,756.0  $ 2,462.6  $   216.4  $   252.2  $   219.9  $   175.5  $   161.3
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


ASSETS, CAPITAL EXPENDITURES,
 DEPRECIATION AND
 AMORTIZATION                                 1994
                                            ---------
Specialty Chemicals.......................  $    57.9
Salt......................................       30.1
Automotive Safety Products................       45.7
                                            ---------
Business totals...........................      133.7
General Corporate(5)......................        3.9
                                            ---------
Consolidated totals.......................  $   137.6
                                            ---------
                                            ---------

                                                                                                                YEAR-END
                                                   SALES(1)                         PROFIT(2)             IDENTIFIABLE ASSETS
 OPERATIONS IN DIFFERENT GEOGRAPHIC     -------------------------------  -------------------------------  --------------------
   AREAS                                  1996       1995       1994       1996       1995       1994       1996       1995
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
United States.........................  $ 2,819.6  $ 2,645.7  $ 2,280.5  $   502.9  $   467.2  $   384.3  $ 1,934.9  $ 1,909.9
Foreign Areas--
  Canada and Bahamas..................      194.1      185.3      197.6       41.0       35.1       45.9      161.5      153.4
  Europe..............................      567.8      465.0      341.2       54.8       61.7       43.7      462.3      452.3
  Others..............................       31.0       29.9       30.3        3.6        3.4        3.0       22.6       25.3
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        $ 3,612.5  $ 3,325.9  $ 2,849.6  $   602.3  $   567.4  $   476.9  $ 2,581.3  $ 2,540.9
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


 OPERATIONS IN DIFFERENT GEOGRAPHIC
   AREAS                                  1994
                                        ---------
United States.........................  $ 1,775.7
Foreign Areas--
  Canada and Bahamas..................      148.2
  Europe..............................      328.6
  Others..............................       30.5
                                        ---------
                                        $ 2,283.0
                                        ---------
                                        ---------

------------------------

(1) Export sales from the United States in fiscal 1996 were 17% of sales to unaffiliated customers, primarily to Canada, Europe and Japan, while in fiscal 1995 and 1994, such sales were 18% and 16%, respectively. Intersegment and intergeographic area sales and transfers were insignificant. No country within the European grouping contributed or represented 10% or more of sales, profit or identifiable assets. During fiscal 1996, 1995 and 1994, a customer of the ASP segment accounted for approximately 12%, 13% and 10%, respectively, of total sales.

(2) Business segment profit is before income taxes, interest income, interest expense and allocation of certain corporate administrative expenses, but included foreign exchange gains (losses) of $.7 million, $.5 million and $(2.9) million in 1996, 1995 and 1994, respectively.

(3) Fiscal 1996 profit included special charges of $27.1 million. Refer to Special Charges footnote on page F-7. Fiscal 1996 profit also included $11.2 million related to proceeds received, net of the impact on operations, for the formation of a joint venture.

(4) Fiscal 1996 included $24.1 million income related to the settlement of several environmental insurance issues. Fiscal 1996 also included special charges of $2.1 million. Refer to Special Charges footnote on page F-7.

(5) Corporate assets are principally cash and cash equivalents, deferred income tax benefits, prepaid expenses and property, plant and equipment.

                            BUSINESS AND PROPERTIES

    EXCEPT FOR HISTORICAL INFORMATION, THE MATTERS DISCUSSED IN THIS SECTION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE TIMELY DEVELOPMENT AND ACCEPTANCE OF NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, CHANGING MARKET CONDITIONS, AND THE OTHER RISKS DETAILED THROUGHOUT THIS INFORMATION STATEMENT. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. THESE FORWARD-LOOKING STATEMENTS REPRESENT NEW MORTON'S JUDGMENT AS OF THE FILING DATE OF THE NEW MORTON REGISTRATION STATEMENT OF WHICH THIS INFORMATION STATEMENT IS A PART. NEW MORTON DISCLAIMS, HOWEVER, ANY INTENT OR OBLIGATION TO UPDATE SUCH STATEMENTS.

OVERVIEW

    The New Morton Businesses operate in two business segments, Specialty Chemicals and Salt, which manufacture and market a wide range of products for industrial and consumer use in the United States and abroad. The New Morton Businesses' international operations are subject to those risks inherent in carrying on business outside of the United States. See "Risk Factors--Risks of Doing Business Outside of the United States."

RECENT DEVELOPMENTS

    In December 1996, Morton signed a definitive agreement to acquire all of the stock of Salins du Midi, and in March 1997 completed the initial acquisition with respect to two-thirds of the stock for $180 million. Morton expects to make a public cash tender offer in France for the remaining shares. The acquisition has a total value of approximately $275 million. Salins du Midi is the leading independent salt producer in Europe, with estimated 1996 sales of almost $270 million. Salins du Midi, based in Paris, supplies salt for food and agricultural products, water treatment and ice/snow and industrial applications, and markets its products under the "La Baleine" label. Salins du Midi produces solar, rock and vacuum-processed salt at nine sites in France and at four sites in Spain. Morton management believes that the acquisition will offer opportunities for synergies, including sharing common expertise in mining, solar salt and evaporated salt production methods, as well as marketing and distribution.

    In December 1996, Morton also announced plans to purchase Pulverlac, an Italian powder coatings maker, for an undisclosed sum. Pulverlac is a leader in the European powder coatings industry, with estimated 1996 sales of $75 million.

SPECIALTY CHEMICALS

    The Specialty Chemicals Business manufactures a wide variety of high technology and specialized chemical products for a multitude of customer applications. It conducts chemical operations directly and through direct or indirect subsidiaries and joint venture arrangements. Specialty chemical products are marketed throughout the world directly to customers and indirectly through distributors and agents. Although Western Europe and North America are the major geographic markets served, activity in Southeast Asia is growing. In fiscal 1996, the Specialty Chemicals Business, which had previously consisted of four product groups, was reorganized into the three groups described below.

    ADHESIVES & CHEMICAL SPECIALTIES

    A major product line for this group is adhesives used for flexible packaging, extrudable specialties and industrial applications. Laminating adhesives are used primarily in food packaging to bond paper, film or foil. Extrudable specialty products are used in the coextrusion process to manufacture multi-layer plastic film, sheet and bottles. Industrial adhesives are used for bonding rigid substrates, such as rubber to metal or panels used in construction.

    In addition, this group manufactures liquid dyes to color petroleum products for identification purposes and other dyes and coloring products used in printing and writing inks; sodium borohydride, a reducing agent used principally as a bleaching chemical in paper manufacturing; polysulfide polymers used in the production of sealants, rubber products, coatings and solid rocket fuel; heat stabilizers and lubricants used in rigid polyvinyl chloride ("PVC") applications in the construction industry, principally for pipe and siding; industrial biocides for the protection of plastic products; and metalorganics used in the semiconductor industry.

    Other major product lines manufactured by this group include thermoplastic polyurethanes, waterbased polymers, and automotive adhesives. CVD Incorporated, referred to as "Morton Advanced Materials," a subsidiary, employs the chemical vapor deposition process to manufacture crystalline substrates for lenses used in lasers and optical devices, as well as for silicon carbide for semiconductor processing equipment, wear parts, reflective optics and computer hard drive heads and disks.

    COATINGS

    This group manufactures and markets a wide range of automotive, commercial, and industrial coatings products, including customized performance liquid coatings, principally used on plastic components and parts in automotive markets; protective and decorative powder coatings employed on metal substrates in commercial and automotive markets; coil coatings, extrusion coatings and other general industrial coatings for application to aluminum and steel substrates; and conventional and durable highway marking coatings products and application equipment.

    ELECTRONIC MATERIALS

    This group manufactures chemicals for the electronics market, principally dry film photoresists sold to printed circuit board manufacturers and used to create circuit patterns on copper-clad laminate by means of a photoimaging process. Electronic Materials also makes both dry film and liquid photoimageable solder masks to protect finished circuit boards, as well as a broad line of ancillary process chemicals and equipment.

SALT

    The Salt Business produces and sells salt, principally in the United States and Canada, under the MORTON and WINDSOR trademarks, respectively, for human and animal consumption, water conditioning and highway ice melting, as well as for industrial and chemical uses. Sales are made through a direct sales force, as well as through independent distributors, agents and brokers.

    Table salt is sold under the MORTON and WINDSOR brands and under private labels. Sales of MORTON brand table salt in the United States are approximately equal to the aggregate sales of all other table salts. Salt for water conditioning is sold principally for residential use, and, to a lesser extent, for municipal and industrial use. Salt is also sold for use in food and meat processing, and in a wide variety of chemical and general industrial applications. Salt for ice melting on streets and highways is sold primarily to government agencies, with some ice melting salt being sold for domestic use under the SAFE-T-SALT brand.

COMPETITION

    Most of the business of the Specialty Chemicals Business is highly competitive. The Specialty Chemicals Business is a market leader in most of its product lines and is subject to significant competition from other manufacturers worldwide. Principal methods of competition include technical service for specialized customer requirements, price and quality.

    All areas in which the Salt Business operates are highly competitive. Although the Salt Business is a major factor in the salt industry, its market share varies widely, depending on the geographic area and the type of product involved. This business uses price, quality, service, product performance and technical, advertising and promotional support as its principal methods of competition.

GOVERNMENT REGULATIONS; ENVIRONMENTAL MATTERS

    Federal, state and local environmental laws and regulations are increasing in number, complexity and stringency. Public perception of risk to health, safety and the environment has become the driving force behind many new regulations. It is Morton's policy to comply with these requirements, and Morton believes that as a general matter its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage, and of resulting financial liability, in connection with its businesses. Some risk of environmental damage is, however, inherent in particular operations and products of the New Morton Businesses, as it is with other companies engaged in similar businesses. In addition, some risk of financial liability can result from rare instances of aberrant environmental conduct at the plant level. See "--Litigation and Regulation--EPA Inquiry--Moss Point Plant." Morton recently took measures to improve its environmental auditing and oversight procedures.

    The New Morton Businesses are engaged in the handling, manufacture, use and disposal of many substances which are classified as hazardous or toxic by one or more regulatory agencies. Morton believes that the New Morton Businesses' handling, manufacture, use and disposal of such substances have generally been in accord with environmental laws and regulations. It is possible, however, that future knowledge or other developments, such as improved capability to detect substances in the environment, increasingly strict environmental laws and standards, and enforcement policies thereunder, could bring into question New Morton's handling, manufacture, use or disposal of such substances.

    Among other environmental requirements, the New Morton Businesses are subject to the federal Superfund law, and similar state laws, under which Morton has been named a potentially responsible party and under which it may be liable for cleanup costs associated with approximately 60 inactive waste disposal sites. Morton's cleanup expenditures totaled approximately $6.8 million in fiscal 1996. Although, under some court interpretations of these laws, there is a possibility that a responsible party might have to bear more than its proportional share of the cleanup costs if it is unable to obtain appropriate contribution from other responsible parties, Morton has not had to bear significantly more than its proportionate share, taken as a whole, in multiparty situations.

    Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on New Morton's financial position, results of operations or liquidity. Capital expenditures related to environmental matters with respect to the New Morton Businesses were $12.2 million for fiscal 1996 and are estimated to be $7.7 million for fiscal 1997.

RESEARCH AND DEVELOPMENT

    Expenses incurred for research and development activities related to the New Morton Businesses were $60.2 million, $58.1 million, and $53.8 million for fiscal 1996, 1995 and 1994, respectively.

EMPLOYEES

    The number of employees of the New Morton Businesses at June 30, 1996 was approximately 8,700, compared to 8,800 at June 30, 1995.

RAW MATERIALS

    The New Morton Businesses use many raw materials in the manufacture of their products, nearly all of which are generally available from a large number of qualified suppliers. Peaks in worldwide demand have had an impact on raw material costs and availability, particularly with single or sole-sourced supplies. The New Morton Businesses, however, have not experienced significant or long-term difficulty in obtaining raw materials.

SEASONALITY; BACKLOG

    Sales of highway ice control salt are quite seasonal, and vary with winter weather conditions in areas where that product is used. In keeping with industry practice, ice control salt is stockpiled both by the Salt segment and by its customers in sufficient quantities to meet estimated requirements for the next season.

    Sales of products by the Specialty Chemicals segment do not exhibit significant seasonal fluctuations. As of the date of this Information Statement, there are no material backlogs in the New Morton Businesses.

PATENTS AND TRADEMARKS

    The New Morton Businesses conduct comprehensive research and development programs to enable them to maintain their competitive position. Morton owns approximately 1,800 patents and patent applications relating to the New Morton Businesses, which patents and patent applications expire on varying dates through the year 2016.

    The New Morton Businesses are engaged in research and development and own patents and patent applications in the fields of photochemicals for the printed circuit board industry, sodium borohydride reducing and bleach generating agents and other products, industrial biocides, heat stabilizers for PVC, asphalt additives, chemically vapor deposited lenses, polysulfide polymers, sealants and other polymers, specialty and powder coatings, adhesives, dyes, and salt and brine products. Morton believes that the New Morton Businesses' present commercial position in these fields is enhanced by the patents it owns as well as from the technical expertise, know-how and trade secrets it has developed.

    Morton owns approximately 2,300 U.S. and foreign trademarks and trademark applications relating to the New Morton Businesses which are generally renewable while the marks remain in use.

CUSTOMERS

    Neither the Specialty Chemicals Business nor the Salt Business is dependent upon any single customer, or any single group of customers, the loss of any one of which would have a material adverse effect on such business.

PROPERTIES

    Morton leases its corporate headquarters in Chicago, Illinois, which facility will become New Morton's headquarters following the Spinoff. The principal properties of the New Morton Businesses include manufacturing, mining, office, research and warehousing facilities, most of which are owned and the remainder leased, at the following domestic and foreign locations:

                                                                           UNITED        WESTERN
                                                                           STATES        EUROPE         CANADA         JAPAN
                                                                         -----------  -------------  -------------  -----------
Specialty Chemicals
  Adhesives & Chemical Specialties Group...............................          26            14              1             2
  Coatings Group.......................................................          21             1              1             1
  Electronic Materials Group...........................................           4             5         --                 1
Salt...................................................................          14        --                  7        --


                                                                            OTHER        TOTAL
                                                                         -----------     -----
Specialty Chemicals
  Adhesives & Chemical Specialties Group...............................           3           46
  Coatings Group.......................................................           2           26
  Electronic Materials Group...........................................           4           14
Salt...................................................................           2           23

    The acquisition of Salins du Midi and Pulverlac would add 14 production facilities to New Morton properties in Europe. See "Business and Properties--Recent Developments."

    Morton considers the facilities utilized by the New Morton Businesses to be generally well maintained and suitably equipped in accordance with the requirements of each of its businesses.

    The Company's plants and facilities, together with expansions of and additions to such plants and facilities for which commitments have already been made, are regarded as adequate for current and expected requirements for the next several years.

    With respect to the Salt Business, total salt production in fiscal 1996 was approximately 11.2 million tons.

    Rock salt and brine well reserves vary, but all salt production locations have sufficient reserves to satisfy anticipated production requirements for the foreseeable future. Salt reserves for solar evaporation facilities are regarded as unlimited.

LITIGATION AND REGULATION

    NEW JERSEY DEPARTMENT OF ENVIRONMENTAL PROTECTION V. VENTRON CORPORATION, ET AL., Superior Court of Bergen County, New Jersey, filed on March 31, 1976. After a 55-day trial held in 1979 and unsuccessful appeals to the Appellate Division and to the Supreme Court of New Jersey, Ventron Corporation (a corporate predecessor of Morton) and its co-defendant, Velsicol Chemical Corporation ("Velsicol"), were each held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant located adjacent to Berry's Creek in Wood-Ridge, New Jersey. Subsequent to the liability holding, Morton, Velsicol and the New Jersey Department of Environmental Protection ("NJDEP") entered into a judicial consent order under which Morton and Velsicol agreed, subject to certain conditions and limitations, to share the costs of technical studies to determine the appropriate remedy for environmental problems associated with the former Wood-Ridge operation. Under the terms of the judicial consent order, a Berry's Creek/Wood-Ridge Site Action Committee was established and thereafter adopted resolutions under which NJDEP authorized Morton and Velsicol to perform a remedial investigation/feasibility study ("RI/FS") of the Wood-Ridge plant site. The resolutions also confirmed that a separate and coordinated basin-wide, multiparty approach would be taken to address the multiple sources of contamination in Berry's Creek in which Morton, Velsicol and other parties responsible for the contamination would participate. The Wood-Ridge plant site RI/FS began in early fiscal 1997 and is scheduled to take approximately 42 months to complete. The Berry's Creek RI/FS is expected to proceed on a timetable yet to be determined. Pursuant to the Distribution Agreement, New Morton will assume all of Morton's liabilities relating to this matter. Because of the absence of site-specific data, the unique nature of mercury plant wastes, and the complex characteristics of the Wood-Ridge plant site and Berry's Creek, no reliable estimate can be made of New Morton's liability (or range of exposure) until information sufficient to permit such determination is available from the investigations and studies referred to above. New Morton's ultimate exposure will also depend upon the continued participation of Velsicol and on the results of both formal and informal attempts to spread liability to others believed to share responsibility. In this vein, Morton and Velsicol filed suit in the United States District Court for the District of New Jersey in July, 1996 alleging that the defendants, numbering in excess of 100, were additionally responsible at least in part for the costs of technical studies and any remedial actions that may be required. Defendants are present and former owners or operators of neighboring industrial facilities and waste disposal sites, former toll-processing customers of the mercury plant, and others believed to share responsibility for environmental problems attributed to Morton and Velsicol. With respect to Berry's Creek, it is also anticipated that New Jersey authorities will employ administrative enforcement mechanisms to influence potentially responsible parties to join in a coordinated, basin-wide multiparty RI/FS. The New Morton Businesses are not entitled to indemnity under insurance policies for environmental cleanup and related expenses resulting from operation of the mercury plant.

    EPA INQUIRY--MOSS POINT PLANT. In April 1996, U.S. Environmental Protection Agency Region 4 ("EPA") notified Morton that irregularities had been discovered in water discharge monitoring reports ("DMRs") filed by Morton's Moss Point, Mississippi, chemicals plant for the months of January and March 1995, and in related internal summary reports for February 1995. An outside law firm specially retained by Morton confirmed that DMRs and supporting information for the January-March 1995 period had in fact been falsified, and discovered that similar falsifications had occurred both before and after that period. In each case, the erroneous DMRs appeared to misrepresent the results of testing performed by an outside laboratory on samples of effluent discharged by the plant pursuant to its National Pollutant Discharge Elimination System permit. Other possible environmental violations at Moss Point were discovered during the review process, each of which has been investigated through an expansion of the original investigation. Morton is cooperating with the EPA and the Mississippi state agency, both of which it has kept informed on a continuing basis. The plant's environmental coordinator, who admitted responsibility for the falsifications, was discharged. Pursuant to the Distribution Agreement, New Morton will assume all of Morton's liabilities relating to this matter. As a result of the foregoing, New Morton may be exposed to fines, penalties and remedial expenses, the amounts of which cannot presently be determined. No administrative or judicial enforcement proceedings have been instituted, but Morton has been served with federal grand jury subpoenas seeking documents related to waste water discharge at Moss Point and has furnished the requested documents.

    MISCELLANEOUS. Morton is involved in a number of additional pending legal and administrative proceedings with respect to the New Morton Businesses, which will become the responsibility of New Morton pursuant to the Distribution Agreement, but are not expected, individually or in the aggregate, to be material to its business or financial position. Certain governmental agencies have authority to limit or prohibit distribution of some of the New Morton Businesses' products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon New Morton's operations.

                                   MANAGEMENT

DIRECTORS OF NEW MORTON

    Pursuant to the New Morton Articles and the New Morton Bylaws, the New Morton Board will consist of the number of directors duly authorized from time to time by the New Morton Board, divided into three approximately equal classes with each class serving a three-year term. Initially, following the Spinoff, the New Morton Board will consist of the 12 individuals who currently comprise the Morton Board. Set forth below is certain information as to the individuals who will serve as directors of New Morton following the Spinoff, their class membership and their original terms (the directors' ages are as of December 31, 1996). The New Morton Bylaws provide that no individual may stand for election or reelection as a director after having attained the age of 70. S. Jay Stewart, the current Chairman of the Morton Board, will serve as the initial Chairman of the New Morton Board.

    RALPH M. BARFORD, age 67, is President of Valleydene Corp. Ltd., an investment company. He is also Chairman of GSW, Inc., a manufacturer of consumer products, and a director of Bank of Montreal, Bell Canada, BCE Inc., Hollinger, Inc. and Northern Telecom Inc. Mr. Barford has been a director of Morton since 1989. He holds a Bachelor of Commerce degree from the University of Toronto and an M.B.A. degree from Harvard University. His term will expire in October 1997.

    JAMES R. CANTALUPO, age 53, was elected a director of Morton in January 1996. He is President (since 1987) and Chief Executive Officer--International (since 1991) and a director (since 1987) of McDonald's Corporation, a global foodservice retailer. Mr. Cantalupo joined McDonald's Corporation as Controller in 1974 and subsequently served in several senior executive capacities before being promoted to his present position. He is a graduate of the University of Illinois as well as a certified public accountant. His term will expire in October 1997.

    WILLIAM T. CRESON, age 67, retired in 1986 from Crown Zellerbach Corporation, a forest products and paper manufacturer, where he had served as President, Chief Executive Officer and Chairman of the Board. Mr. Creson has been a director of Morton since 1989. He holds a B.S. degree in Mechanical Engineering from Purdue University and an M.B.A. degree from the University of Pennsylvania. His term will expire in October 1997.

    W. JAMES FARRELL, age 54, was elected a director of Morton in June 1996 effective in August 1996. He is Chairman (since May 1996) and Chief Executive Officer and a director (since 1995) of Illinois Tool Works Inc., a multinational manufacturer of fasteners, components, assemblies and systems. Mr. Farrell joined Illinois Tool Works, Inc. in 1965, and, since 1972, he has served in numerous senior executive capacities before election to his present positions. In addition, he is a director of Hon Industries Inc., Premark International and Private Bancorp, Inc. He holds a degree in Electrical Engineering from the University of Detroit. His term will expire in October 1998.

    DENNIS C. FILL, age 67, is (since June 1992) Chairman and Chief Executive Officer of Advanced Technology Laboratories, Inc., formerly named Westmark International Incorporated, a medical electronics systems manufacturer, where he held corresponding offices beginning in 1986. Mr. Fill has been a director of Morton since 1989. He is also a director of Beckman Instruments, Inc., Cytran, Inc. and Spacelabs Medical, Inc. Mr. Fill attended Ealing College, the Institute of Export and the Borough Polytechnic branch of London University. He also served in the Royal Air Force. His term will expire in July 1999, upon his reaching the age of 70.

    WILLIAM E. JOHNSTON, age 56, was elected a director of Morton in January 1996. He is President and Chief Operating Officer of Morton (since October
1995), prior to which he was its Executive Vice President, Administration (from 1993 to 1996) and President of the Salt segment of Morton (from 1981 until
1993). Mr. Johnston holds a B.A. degree from St. Joseph's College and an M.B.A. degree from the University of Chicago. His term will expire in October 1999.

    RICHARD L. KEYSER, age 54, is President (since 1994), Chief Executive Officer (since March 1995), a member of the office of the Chairman, and a director (since 1992) of W. W. Grainger, Inc., a distributor of maintenance, repair and operating supplies. He joined W.W. Grainger, Inc. in 1986 as a Vice President, and subsequently served in several senior executive capacities before assuming his present positions. He has been a Morton director since January 1995. In addition, he is a director of Evanston Hospital Corporation and the Lake Forest Graduate School of Management. He has a B.S. in Nuclear Science from the U.S. Naval Academy and an M.B.A. from Harvard University. His term will expire in October 1998.

    FRANK W. LUERSSEN, age 69, retired on August 31, 1992, as Chairman and Chief Executive Officer (since 1986) of Inland Steel Industries, Inc. He has been a director of Morton since 1989. Mr. Luerssen holds the following degrees: B.S. in Physics from Pennsylvania State University; Master of Science, Metallurgical Engineering from Lehigh University; Honorary Doctor of Laws from Calumet College; and Honorary Doctor of Public Service from St. Xavier University. His term will expire in August 1997, upon his reaching the age of 70.

    EDWARD J. MOONEY, age 55, is Chairman (since July 1994), Chief Executive Officer (since April 1994), President (since 1990) and a director (since 1988) of Nalco Chemical Company, a producer of specialty chemicals and services for water and industrial process treatment. Mr. Mooney was Chief Operating Officer of Nalco Chemical Company from 1992 to 1994. He has been a director of Morton since August 1995. In addition, he is a director of Northern Trust Corporation and its subsidiary The Northern Trust Company. He has a B.S. in Chemical Engineering and a J.D. degree from the University of Texas. His term will expire in October 1999.

    GEORGE A. SCHAEFER, age 68, is a director (since 1983) of Caterpillar Inc., a manufacturer of construction, earthmoving and material handling machines and engines. He retired in 1990 as Chairman and Chief Executive Officer of Caterpillar Inc., positions he had held since 1985. Mr. Schaefer has been a director of Morton since 1990. He is also a director of Aon Corporation, Helmerich & Payne, Inc. and McDonnell Douglas Corporation. Mr. Schaefer is a graduate of St. Louis University. His term will expire in June 1998, upon his reaching the age of 70.

    S. JAY STEWART, age 58, is Chairman and Chief Executive Officer of Morton (since April 1994). He has been a director of Morton since 1989, and was President and Chief Operating Officer (from 1989 through March 1994). In addition, he is a director of Household International, Inc. Mr. Stewart holds a B.S. degree in Chemical Engineering from the University of Cincinnati and an M.B.A. degree from West Virginia University. His term will expire in October 1997.

    ROGER W. STONE, age 62, is Chairman of the Board (since 1983), President (since 1975), and Chief Executive Officer (since 1979) of Stone Container Corporation, a multinational producer and marketer of pulp, paper, and packaging products. He has been a director of Morton since 1989. Mr. Stone is also a director of McDonald's Corporation and Option Care, Inc. He is a graduate of the University of Pennsylvania Wharton School of Finance. His term will expire in October 1998.

    DIRECTORS' MEETINGS, FEES AND COMMITTEES

    The New Morton Board expects to have six regularly scheduled meetings per year (with one immediately following each annual meeting of shareholders (an "Annual Meeting")), and will hold such special meetings as it deems advisable to review significant matters affecting New Morton and to act upon matters requiring New Morton Board approval. Non-management directors will receive an annual retainer of $28,000 and will also be paid $1,500 for attending each regular or special board meeting and for each telephonic meeting and consent to action without a meeting.

    In addition, non-management directors who are chairmen of the New Morton Audit Committee (described below) and New Morton Compensation Committee (described below) (the "New Morton

Compensation Committee") will each receive additional annual retainers of $2,500; the chairman of the New Morton Nominating & Organization Committee (described below) will receive an additional annual retainer of $1,500; and all committee chairmen and members will receive $750 for attendance at each meeting of their particular committees.

    Non-employee directors who are elected or continuing as such at Annual Meetings will also receive grants of 500 shares of New Morton Common Stock as of the date of each such meeting. The value of the 500 shares of Morton Common Stock received by each director as of the October 1996 Annual Meeting of Morton was $20,375.

    New Morton expects to have a non-employee directors deferred compensation plan, under which participants may elect to defer all or a portion of their cash (but not stock) compensation. This plan will utilize phantom New Morton stock, plus amounts equivalent to dividends paid thereon, to value deferred balances, which are expected to fluctuate from time to time in accordance with the stock's market performance. Distributions of plan balances will be made in cash following a participant's death or termination of service as a director, in amounts based on the stock's market value at the time of the particular distribution.

    Prior to the Spinoff, the New Morton Board is expected to establish and designate specific functions and areas of oversight to an Audit Committee, a Compensation Committee, an Executive Committee, and a Nominating & Organization Committee. A director who is also an employee or officer of New Morton will not be permitted to serve on the Audit Committee, the Compensation Committee, or the Nominating & Organization Committee. A description of these standing committees and the identity of their expected members follows.

    AUDIT COMMITTEE

    The New Morton Audit Committee will recommend to the New Morton Board the independent auditors to be selected to audit New Morton's annual financial statements, and will review the fees charged for such audits and for any special assignments given such auditors. The Audit Committee will also review the annual audit and its scope, including the independent auditor's letter of comments and management's responses thereto; possible violations of New Morton's business ethics and conflicts of interest policies; any major accounting changes made or contemplated; and the effectiveness and efficiency of New Morton's internal audit staff. In addition, the Audit Committee will confirm that no restrictions have been imposed by New Morton personnel on the scope of independent auditors' examinations. Members of the Audit Committee will be Messrs. Luerssen (Chairman), Cantalupo, Creson, Keyser, Mooney and Schaefer.

    COMPENSATION COMMITTEE

    The New Morton Compensation Committee will annually review and report to the New Morton Board on pension plan investment performance, and will make recommendations to the New Morton Board with respect to the creation and amendment of pension and welfare plans of New Morton and its subsidiaries. The New Morton Compensation Committee will also approve senior officers' salaries and administer New Morton's employee cash and stock incentive compensation plan. Members of the New Morton Compensation Committee will be Messrs. Stone (Chairman), Barford, Fill, Keyser and Mooney.

    EXECUTIVE COMMITTEE

    The New Morton Executive Committee may exercise all the powers and authority of the New Morton Board in the management of its business and affairs, except that the Executive Committee will not have the power to amend the New Morton Bylaws or the New Morton Articles (except to fix the designations, preferences and other terms of any of its preferred stock), authorize the issuance of stock, authorize distributions (other than pursuant to a formula set by the New Morton Board), adopt an agreement of merger or consolidation, approve a plan of merger that does not require a vote of shareholders under the

IBCL, fill vacancies on the New Morton Board or Executive Committee or recommend to shareholders action that the IBCL requires be approved by shareholders. Members of the Executive Committee will be Messrs. Stewart (Chairman), Cantalupo, Farrell, Johnston, Luerssen and Stone.

    NOMINATING & ORGANIZATION COMMITTEE

    The New Morton Nominating & Organization Committee will identify and evaluate individuals for potential directorships and will make recommendations accordingly to the New Morton Board to fill vacancies or new positions on the New Morton Board, and will recommend to the New Morton Board the management slate of nominees for election as directors at Annual Meetings. The Nominating & Organization Committee will also make recommendations to the New Morton Board regarding the size and composition of the New Morton Board and New Morton Board committees; compensation of non-employee directors; and management succession. In addition, the Nominating & Organization Committee will review the development of the management organization structure. Members of the Nominating & Organization Committee will be Messrs. Barford (Chairman), Creson, Farrell, Fill and Schaefer.

    Written nominations by shareholders for directors will be considered by the Nominating & Organization Committee provided they are received by the Corporate Secretary of New Morton at its principal executive offices pursuant to timely advance written notice in accordance with the New Morton Bylaws and provided they contain all information specified in the New Morton Bylaws. For the 1997 Annual Meeting, any such nominations must be received by New Morton between July 18 and August 18, 1997.

EXECUTIVE OFFICERS OF NEW MORTON

    New Morton's senior management team (the "Executive Officers") will consist primarily of those individuals currently responsible for the management of the New Morton Businesses as conducted by Morton.

    Generally, following the Spinoff, officers will be elected by the New Morton Board at its first meeting following the Annual Meeting, and will serve for the succeeding year until the next such meeting or until their successors are elected and qualify. The first Annual Meeting of New Morton shareholders is expected to be held on October 23, 1997.

    Listed below are those individuals expected to be the Executive Officers as of the date of the Spinoff. Ages shown are as of December 31, 1996.

NAME AND AGE                                                                     POSITION*
--------------------------------------------------------  --------------------------------------------------------
S. Jay Stewart (58).....................................  Chairman of the Board, Chief Executive Officer and
                                                          Director
William E. Johnston (56)................................  President, Chief Operating Officer and Director
Walter W. Becky II (53).................................  Group Vice President and President, Salt Group
Daniel D. Feinberg (53).................................  Group Vice President and President, Electronic Materials
                                                          Group
James J. Fuerholzer (60)................................  Group Vice President and President, Adhesives & Chemical
                                                          Specialties Group
Stephen A. Gerow (54)...................................  Group Vice President and President, Coatings Group
Raymond P. Buschmann (52)...............................  Vice President for Legal Affairs and General Counsel
Nancy A. Hobor (50).....................................  Vice President, Communications and Investor Relations
Christopher K. Julsrud (49).............................  Vice President, Human Resources
Thomas F. McDevitt (57).................................  Vice President Finance and Chief Financial Officer
P. Michael Phelps (63)..................................  Vice President and Secretary
Bruce G. Wolfe (54).....................................  Treasurer
Lewis N. Liszt (54).....................................  Controller

------------------------

* All of the Executive Officers listed above have held senior management or professional positions with Morton for more than the past five years.

                             EXECUTIVE COMPENSATION

INTRODUCTION AND SUMMARY

    All direct and indirect remuneration of certain Executive Officers and other executives will be approved by the New Morton Compensation Committee. The New Morton Compensation Committee will consist entirely of non-management directors free from interlocking or other relationships that might be considered a conflict of interest. It is anticipated that compensation for such Executive Officers and other executives will consist principally of base salary, annual cash bonus, long-term incentive bonus and stock option grants.

    The following tables and narrative text discuss the compensation paid by Morton in fiscal year 1996 to the "Named Executive Officers," I.E., New Morton's Chairman and Chief Executive Officer and the four other most highly compensated Executive Officers listed above.

    The Summary Compensation Table set forth below summarizes compensation received from Morton for the fiscal years 1996, 1995 and 1994.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                           COMPENSATION
                                                                                     -------------------------
                                                                                       AWARDS       PAYOUTS
                                                       ANNUAL COMPENSATION           -----------  ------------
                                              -------------------------------------  SECURITIES
                                                                      OTHER ANNUAL   UNDERLYING       LTIP        ALL OTHER
NAME AND PRINCIPAL                 FISCAL                             COMPENSATION     OPTIONS      PAYOUTS     COMPENSATION
POSITION                            YEAR      SALARY($)    BONUS($)      ($)(1)          (#)         (#)(2)        ($)(3)
-------------------------------  -----------  ----------  ----------  -------------  -----------  ------------  -------------
S. JAY STEWART.................        1996   $  660,833  $  654,528   $   174,365       57,200   $  1,070,000    $  19,825
Chairman and Chief                     1995      633,333     720,000           -0-       61,000      1,000,000       19,000
  Executive Officer(4)                 1994      512,500     551,250     2,277,011      122,400        567,405       15,375

WILLIAM E. JOHNSTON............        1996   $  396,000  $  299,992   $   153,861       50,800   $    500,000    $  11,880
President and Chief                    1995      326,750     310,500       181,117       22,200        340,000        9,802
  Operating Officer(5)                 1994      302,167     310,500     1,014,704       22,140        236,060        9,315

STEPHEN A. GEROW...............        1996   $  248,167  $  162,791   $       -0-       11,400   $    360,000    $   7,445
President, Coatings                    1995      236,667     185,288           -0-       12,200        340,000        7,100
  Group                                1994      222,833     202,500           -0-       12,150        304,000        6,685

WALTER W. BECKY................        1996   $  205,000  $  153,004   $       -0-       11,400   $     73,632    $   6,150
President, Salt                        1995      192,000     107,528           -0-       12,200         89,496        5,738
  Group                                1994      177,000     148,547           -0-       12,150         88,236        5,310

JAMES J. FUERHOLZER............        1996   $  247,167  $  104,397   $       -0-       21,400   $    154,500    $   7,415
President, Adhesives                   1995      202,500     139,365           -0-       12,200            -0-        6,075
  & Chemical Specialities              1994      187,833     147,915           -0-       12,150         34,933        5,635
  Group

------------------------

(1) Amounts in this column consist of cash payments to the indicated individuals, pursuant to pre-fiscal 1991 stock option agreement provisions for reimbursement of their income tax liability upon exercise of the related options (for a detailed description of such payments, see footnote (2) to the option exercise table below).

(2) Amounts in this column consist of long-term incentive program ("LTIP") awards earned during three-year performance periods ending on the last day of the indicated fiscal years and paid out approximately two months thereafter.

(3) Amounts in this column consist of Morton contributions to the named individuals' accounts in Morton's basic and supplemental employee savings and investment (defined contribution) plans.

(4) Mr. Stewart's compensation for the nine months of fiscal 1994 was paid to him as President and Chief Operating Officer of Morton.

(5) Mr. Johnston's compensation for fiscal 1994, fiscal 1995 and for the first four months of fiscal 1996 was paid to him as Executive Vice President Administration of Morton.

    COMPENSATION COMMITTEE REPORT. The New Morton Compensation Committee will approve certain Executive Officers' salaries and administer New Morton's cash and stock incentive compensation plan. The purpose of this plan and the objectives of the New Morton Compensation Committee will be to:

        --pay for performance, motivating both long-term and short-term performance on behalf of New Morton shareholders;

        --provide competitive compensation programs so as to be able to attract, retain and motivate top management talent;

        --place greater emphasis on at-risk incentive compensation than on fixed salaries, particularly for senior executives;

        --base the incentive compensation of business unit executives in large part on the performance of their operations, while including a component which recognizes overall New Morton performance as well; and

        --most importantly, join shareholder and management interests.

    To further these objectives, the compensation of certain Executive Officers is expected to include four components: (i) base salaries, (ii) annual bonus programs, (iii) a long-term incentive program and (iv) stock options.

    Periodically, the New Morton Compensation Committee may be expected to arrange for studies by independent compensation consulting firms comparing total compensation of Executive Officers with compensation of executives in similarly sized companies. The last such study by Morton, which was performed in August 1996, confirmed that Morton's base salaries are somewhat lower than the averages in the study group. The study also showed that Morton continues to place emphasis on performance based compensation, so that total compensation is above such averages when goals are exceeded.

BASE SALARIES

    The New Morton Compensation Committee will approve salary changes for certain Executive Officers in accordance with New Morton's written salary administration policy. New Morton's policy is expected to be based upon a long-standing Morton policy designed and periodically reviewed in consultation with external compensation consultants. Salary ranges are expected to be established for various positions through job evaluation and comparison with competitive salary data. Within the ranges, adjustments are expected to be recommended on the basis of position within the range, individual performance and a corporate merit salary percentage factor. Consistent with Morton's overall objectives, which objectives are expected to be adopted by New Morton, these adjustments, combined with bonuses as outlined below, will emphasize payment for performance.

ANNUAL BONUS PROGRAMS

    Following fiscal 1996 (which ended on June 30, 1996), the Compensation Committee of Morton (the "Morton Compensation Committee") considered annual bonus payments based on performance during that year. Under the annual bonus program applicable to certain executive officers, award levels may range from zero to 120% of their base salaries as of the beginning of the performance period, depending on salary grade and attainment of Morton and applicable business unit profit targets as approved by the Morton Compensation Committee. Based on these factors and the terms of such annual bonus program, the Morton Compensation Committee approved bonus payments to certain executive officers ranging from 39% to 98% of their salaries. New Morton may be expected to continue Morton's annual bonus programs.

LONG-TERM INCENTIVE PROGRAM

    Also following fiscal 1996, the Morton Compensation Committee considered LTIP payments to certain executive officers based on performance during the three-year period from fiscal 1994 through fiscal 1996. LTIP participants are selected by the Morton Compensation Committee annually prior to the beginning of each particular three-year performance period. Depending on the participant's salary grade, possible award levels range from zero if less than 5% compound annual growth in Morton or applicable business unit profit goals as approved by the Morton Compensation Committee is realized over the three-year period to a maximum 240% of base salary if 20% or greater compound annual growth is realized. Based on the terms of the LTIP for fiscal 1994 through fiscal 1996, the Morton Compensation Committee approved LTIP payments to eight of the nine participating executive officers ranging from 87% to 232% of their annual base salaries as of the beginning of the performance period.

    The following table summarizes LTIP awards made during the last fiscal year.

                        LTIP--AWARDS IN LAST FISCAL YEAR

                                                  PERFORMANCE OR       ESTIMATED FUTURE PAYOUTS UNDER
                                                   OTHER PERIOD                  NON-STOCK
                                                       UNTIL                PRICE-BASED PROGRAM
                                                   MATURATION OR    ------------------------------------
NAME                                                  PAYOUT        THRESHOLD     TARGET      MAXIMUM
-----------------------------------------------  -----------------  ----------  ----------  ------------
Mr. Stewart....................................        3 years      $  332,500  $  665,000  $  1,330,000
Mr. Johnston...................................        3 years         212,500     425,000       850,000
Mr. Gerow......................................        3 years         100,000     200,000       400,000
Mr. Becky......................................        3 years          83,000     166,000       332,000
Mr. Fuerholzer.................................        3 years         106,000     212,000       424,000

    Individual target incentive awards under the LTIP are percentages of participants' salaries ranging from 60% to 100%, depending on their salary grades, subject to 20% plus or minus adjustments authorized prior to the beginning of the applicable performance period by the Morton Compensation Committee. The target awards reported in the foregoing table require a 10% compound annual growth in Morton or applicable business unit profits and the achievement of return on net assets ("RONA") goals over the three-year performance period beginning on July 1, 1996, and ending on June 30, 1999. Maximum awards can be up to two times target award levels to reflect 20% or greater compound earnings growth and full achievement of RONA goals over the performance period, but are zero if compound earnings growth is less than the 5% threshold level and minimum RONA goal levels are not achieved.

    Upon the occurrence of a change in control of Morton (as defined in the LTIP), the performance periods with respect to all outstanding incentive awards will terminate and the related incentive awards will be payable. The amount payable with respect to any award will be equal to the percent of target based upon the greater of (a) 100% or (b) the weighted average of (i) the percent of target earned to the most recent fiscal quarter prior to the change of control ("Measurement Date") and (ii) 100% of target from the Measurement Date to the end of the performance period.

    New Morton expects to establish an LTIP substantially the same as Morton's current program.

STOCK OPTIONS

    In addition, the Morton Compensation Committee authorizes, and the New Morton Compensation Committee may authorize, stock option grants to selected employees, currently including all Executive Officers, at approximate one-year intervals. Morton's stock option guidelines, which will be adopted by New Morton, were designed and have been revised periodically with the assistance of external compensation consultants.

    These guidelines provide for a specific number of options, the value of which is derived from the midpoint of the salary range for each specific salary grade, as periodically adjusted by means of a formula that utilizes the stock's average market value during the last month of the most recent fiscal year. The formula does not, however, consider an individual's previous option grants. All options granted to executive officers in fiscal 1996 are for 10-year terms, with an exercise price equal to the stock's market value on the date of grant, and become exercisable after one year of continued employment following the grant date. Executive Officers received grants in August 1995 (fiscal 1996) ranging from 5,800 shares to 57,200 shares.

    The following tables summarize option grants made by Morton in the last fiscal year and aggregated option exercises in the last fiscal year and fiscal year end option values.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                          POTENTIAL REALIZABLE VALUE
                                                                                          AT ASSUMED ANNUAL RATES OF
                                                                                           STOCK PRICE APPRECIATION
                                            INDIVIDUAL GRANTS                                  FOR OPTION TERM
                          -----------------------------------------------------  --------------------------------------------
                                          PERCENT
                           NUMBER OF     OF TOTAL
                          SECURITIES      OPTIONS      EXERCISE OR
                          UNDERLYING    GRANTED TO     BASE PRICE
                            OPTIONS    EMPLOYEES IN       (PER       EXPIRATION
NAME(1)                   GRANTED(#)    FISCAL YEAR     SHARE)(2)       DATE        0%         5%($)(3)         10%($)(3)
------------------------  -----------  -------------  -------------  ----------  ---------  ---------------  ----------------
Mr. Stewart.............      57,200          7.4%      $   32.00       8/24/05        -0-  $     1,151,129  $      2,917,186
Mr. Johnston............      20,800          2.7%          32.00       8/24/05     -0-             418,592         1,060,795
                              30,000          3.9%          30.06      10/26/05     -0-             567,259         1,437,431
Mr. Gerow...............      11,400          1.5%          32.00       8/24/05        -0-          229,421           581,397
Mr. Becky...............      11,400          1.5%          32.00       8/24/05        -0-          229,421           581,397
Mr. Fuerholzer..........      11,400          1.5%          32.00       8/24/05        -0-          229,421           581,397
                              10,000          1.3%          30.06      10/26/05        -0-          189,086           479,144
All Shareholders........         N/A           N/A            N/A           N/A        -0-    2,857,947,324     7,242,599,642
All Optionees...........     777,835          100%          31.91       various(4)       -0-      15,599,580       39,532,399
Optionee Gain as % of
 All Shareholders'
 Gain...................         N/A           N/A            N/A           N/A        N/A              0.5%              0.5%

------------------------

(1) All options held by the named individuals include limited stock appreciation rights ("LSARs"), which are issued in tandem with stock options. LSARs give the holders thereof the right to receive cash in an amount equal to the spread between the exercise price of the related options and the stock's fair market value during the 90-day period following a change in control of Morton (as such term may be defined from time to time by the Morton Compensation Committee) in lieu of exercising the related options, which are cancelled upon exercise of LSARs.

(2) The exercise price shown for individual optionees is the fair market value of Morton Common Stock on the date of grant (calculated as the average of its high and low sales prices on that date reported on the NYSE Composite
    Tape). The exercise price shown for all optionees is the weighted average of all options granted in fiscal 1996. Options become exercisable one year following the dates of grant, and exercise prices may be paid in cash or previously owned shares of Morton Common Stock.

(3) The amounts shown in these two columns represent potential realizable values using the options granted and the exercise prices. The assumed rates of stock price appreciation are set by SEC rules and are not intended to forecast the future appreciation of Morton Common Stock.

(4) The expiration dates of options granted during fiscal 1996 are August 24, 2005, October 26, 2005, January 25, 2006, and June 27, 2006.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
                                     VALUES

                                                                     NUMBER OF SECURITIES
                                                                    UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED IN-THE-
                                                                      OPTIONS AT FISCAL          MONEY OPTIONS AT FISCAL
                                                                         YEAR END(#)                   YEAR END($)
                                                                 ----------------------------  ----------------------------
                                SHARES ACQUIRED       VALUE
NAME                            ON EXERCISE(#)    REALIZED($)(1) EXERCISABLE(2) UNEXERCISABLE  EXERCISABLE(3) UNEXERCISABLE
-----------------------------  -----------------  -------------  -------------  -------------  -------------  -------------
Mr. Stewart..................          8,709       $   221,470       613,705         57,200    $  10,700,045   $   293,150
Mr. Johnston.................          7,839           195,426       242,892         50,800        4,758,808       318,550
Mr. Gerow....................            -0-               N/A       102,200         11,400        1,852,532        58,425
Mr. Becky....................          3,514            84,729        73,258         11,400        1,278,479        58,425
Mr. Fuerholzer...............            -0-               N/A        63,548         21,400        1,011,742       129,075

------------------------

(1) The average of Morton Common Stock's high and low sales prices reported on the NYSE Composite Tape for the particular exercise dates, minus the applicable exercise prices, multiplied by the number of option shares exercised.

(2) Options in this column that were granted to the named individuals prior to fiscal 1991 (provided they were executive officers on the grant dates) include supplemental cash payment rights, pursuant to which payments are made to optionees upon exercise of such options or the related LSARs described in note (1) to the Option Grants in last Fiscal Year table above in reimbursement of their income tax liability from such exercises and payments.

(3) The average of Morton Common Stock's high and low trading prices (calculated as in note (1) above) on the last trading day of fiscal 1996 ($37.13 per share), minus the applicable exercise prices, multiplied by the number of option shares held. Such values do not include the supplemental cash payment rights de-scribed in note (2) above.

EMPLOYMENT AGREEMENTS

    All Named Executive Officers, except for Mr. Stewart, have change of control employment agreements with Morton ("Agreements") which are effective for three-year periods and are automatically extended annually for additional one-year periods unless notice to the contrary is given. Pursuant to the Benefits Agreement, these Agreements will be assumed by New Morton as of the Distribution Date. The Agreements are otherwise terminable during their periods of effectiveness only by termination of the executives' employment. Such termination in connection with a change in control will entitle an executive to benefits under the Agreements. The Agreements require continued employment of the executive following a change of control on an equivalent basis to employment immediately before such change of control. In the event that, during the three-year period following a change of control, the executive terminates the executive's employment for good reason (as defined in the Agreements) or, during the 30-day period commencing one year after the change of control, for any reason, or Morton terminates the executive's employment without cause (as defined in the Agreements), the executive would be entitled to receive an immediate lump sum payment in an amount equal to three times the sum of such executive's then current salary, average long-term bonus and highest annual bonus plus service and earnings credits under any Morton retirement plan which would have been earned over, and the continuance of fringe benefits during, the three years after such termination (except as reduced by payments under long-term bonus plans made to an executive upon a change of control which relate to performance periods subsequent to such termination). The Agreements provide that executives are to be made whole on an after-tax basis with respect to excise taxes payable under Section 4999 of the Code as a consequence of any payments made to them (whether or not under the agreements) being classified as "parachute payments" as defined in Section 280G of the Code.

    Mr. Stewart has an employment agreement with Morton, to be assumed by New Morton pursuant to the Benefits Agreement, that has a term ending March 31, 2000, provided three years' advance notice of termination is given by Morton. Unless and until such notice is given, the employment agreement will continue on a year-to-year basis through September 30, 2003 (Mr. Stewart's normal retirement date). Mr. Stewart's agreement provides that, in the event of his voluntary or involuntary termination without cause following a change in control of Morton, he would be entitled to receive an immediate payment of salary and bonuses plus credits and benefits similar to those described in the preceding paragraph through the then-current term of his agreement.

BENEFIT PLANS

    New Morton is expected to adopt additional benefit plans which will be substantially the same as those of Morton described below.

    SURVIVOR INCOME BENEFITS PLAN

    All Named Executive Officers participate in this plan, under which benefits are payable to participants' surviving spouses (or dependent children if there is no spouse) if a participant dies prior to age 65 while employed by Morton. The benefit is approximately 50% of the participant's base pay at death and continues until the participant would have attained age 65. Accruals were made in fiscal 1996 for aggregate potential benefits payable under this plan, but no specific amounts for individual participants were calculated.

    POST-RETIREMENT LIFE INSURANCE PLAN

    Two of the Named Executive Officers (Messrs. Stewart and Johnston) participate in this plan, under which life insurance after retirement is provided at no cost to retirees in amounts equal to their base salaries at retirement. Such coverage is in addition to that provided under Morton's regular life insurance program. Accruals were made in fiscal 1996 for aggregate potential benefits payable under all Morton life insurance plans, but no specific amounts for individual participants were calculated.

    PENSION PLANS

    The following table contains estimated annual retirement benefits payable under Morton's basic and excess defined benefit pension plans.

                                                                           YEARS OF SERVICE
                                                     ------------------------------------------------------------
REMUNERATION                                             15          20          25          30           35
---------------------------------------------------  ----------  ----------  ----------  ----------  ------------
$ 200,000..........................................  $   48,749  $   64,999  $   81,249  $   97,513  $    115,013
  400,000..........................................     101,248     134,997     168,747     202,511       237,511
  600,000..........................................     153,749     204,998     256,248     307,512       360,012
  800,000..........................................     206,249     274,999     343,749     412,513       482,513
 1,000,000.........................................     258,748     344,997     431,247     517,511       605,011
 1,200,000.........................................     311,249     414,998     518,748     622,512       727,512
 1,400,000.........................................     363,749     484,999     606,249     727,513       850,013
 1,600,000.........................................     416,248     554,997     693,747     832,511       972,511
 1,800,000.........................................     468,749     624,998     781,248     937,512     1,095,012

    All Named Executive Officers participate in Morton's pension plans. The number of full years of credited service at June 30, 1996, for each is as follows: Mr. Stewart, 23 years; Mr. Johnston, 19 years; Mr. Gerow, 6 years; Mr. Becky, 21 years; and Mr. Fuerholzer, 38 years.

    Upon reaching age 65, pension plan participants are eligible to receive annual retirement income, on a straight-life annuity basis, in monthly installments for life equal to 1.75% of salary plus annual bonus (as reported in the Summary Compensation Table), averaged over the five consecutive calendar years during which such compensation was highest out of the last 10 years completed before age 65, for each year of credited service, less 1.67% of primary social security for each year of credited service (up to 30 years).

    One of the Named Executive Officers, Mr. Stewart, participated in a predecessor company's pension plan prior to 1984. Upon retirement, he will receive 2% of compensation (calculated as described in the preceding paragraph), less 1.67% of primary social security, for each year of credited service prior to 1984. For subsequent credited service, he will receive benefits as described in the preceding paragraph. Consequently, Mr. Stewart's benefits will slightly exceed those in the above table in amounts varying with the extent of his pre-1984 credited service.

    One of the Named Executive Officers, Mr. Johnston, participates in a supplemental executive retirement program (the "SERP"). Under the SERP, participants are entitled, upon normal or approved early retirement, to receive amounts which, together with standard Morton pensions (including pensions of prior employers), equal 50% of their average compensation (salary plus standard annual bonus) with respect to the five consecutive highest earnings years out of the final 10 years' service prior to retirement. Consequently, unless reduced as described below, the estimated total annual pension benefits of a SERP participant will approximate those shown in the column of the foregoing pension table which sets forth benefits for employees with 30 years of credited service.

    If approved early retirement occurs prior to age 62, the SERP pension is reduced by 0.33% for each full month from the early retirement date to age 62. If a change in control of Morton occurs and thereafter the employment of the SERP participant is terminated by Morton (other than for cause) or the individual's status as a SERP participant is terminated, the SERP pension vests as though the individual had retired early with approval on the date of such termination.

    In addition, SERP participants' rights under the agreements concerning pension benefits following a change of control are preserved.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

    The Morton Compensation Committee is, and the New Morton Compensation Committee will be, comprised exclusively of directors who are not and have never been Morton or New Morton employees. No Morton or New Morton executive officer serves on the Morton Compensation Committee, or will serve on the New Morton Compensation Committee, or serves as a director of another company for which any member of either compensation committee serves as a director or executive officer.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                         OWNERS OF MORTON COMMON STOCK

    On February 25, 1997, there were 140,644,645 shares of Morton Common Stock outstanding, each entitled to one vote.

    The following table shows the shares of Morton Common Stock beneficially owned as of February 25, 1997, by each present director and each Named Executive Officer; and by all present directors and executive officers of Morton who are expected to remain as directors and officers of New Morton, as a group. As of February 25, 1997, there was no known beneficial owner of more than 5% of Morton Common Stock. Each Named Executive Officer has sole voting and investment power with respect to the shares shown (except for the shares identified in footnote
(2) below). If the Transactions had been consummated as of February 25, 1997, the beneficial ownership of New Morton Common Stock of such persons would have been the same as set forth below for Morton Common Stock.

                                                                                  SHARES
                                                                               BENEFICIALLY
DIRECTORS AND EXECUTIVE OFFICERS                                                 OWNED(1)
---------------------------------------------------------------------------  -----------------
Ralph M. Barford...........................................................         101,500
Walter W. Becky............................................................          94,472
James R. Cantalupo.........................................................           2,500
William T. Creson..........................................................           4,500
W. James Farrell...........................................................             500
Dennis C. Fill.............................................................          13,400
James J. Fuerholzer........................................................          96,359
Stephen A. Gerow...........................................................         115,630
William E. Johnston........................................................         360,883
Richard L. Keyser..........................................................           4,444(2)
Frank W. Luerssen..........................................................           4,500
Edward J. Mooney...........................................................           1,400
George A. Schaefer.........................................................           7,500
S. Jay Stewart.............................................................         812,311
Roger W. Stone.............................................................           7,099(2)
All directors, nominees and executive officers as a group (22 individuals
  including those named)...................................................       1,989,814

    Note: The largest individual beneficial holding shown above represents less than 1% of the outstanding shares; the holdings of the group represent less than 2% of the outstanding shares.

------------------------

(1) Shares in this column include shares which the individuals have only the right to acquire through the exercise of stock options which are exercisable presently or within 60 days: Mr. Stewart (611,469 shares), Mr. Johnston (293,692 shares), Mr. Gerow (113,600 shares), Mr. Becky (81,658 shares), Mr. Fuerholzer (80,418 shares), and all directors and executive officers as a group (1,444,837 shares).

(2) The total shares owned by Messrs. Keyser and Stone include, respectively, 2,444 and 2,599 shares of phantom stock credited as of December 31, 1996, to their accounts under Morton's Non-Employee Directors Deferred Compensation Plan.

                    DESCRIPTION OF NEW MORTON CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    New Morton's authorized capital stock following the Spinoff will consist of 525,000,000 shares, of which 25,000,000 are shares of preferred stock, par value $1.00 per share ("New Morton Preferred Stock"), and 500,000,000 are shares of New Morton Common Stock. All of the shares of New Morton Common Stock to be issued in the Spinoff will be validly issued, fully paid and non-assessable.

NEW MORTON COMMON STOCK

    The holders of New Morton Common Stock will be entitled to one vote for each share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the New Morton Board with respect to any series of New Morton Preferred Stock, the holders of such shares will exclusively possess all voting power. The New Morton Articles do not provide for cumulative voting for the election of directors. Subject to any preferential rights of any outstanding series of New Morton Preferred Stock designated by the New Morton Board from time to time, the holders of New Morton Common Stock are entitled to such dividends as may be declared from time to time by the New Morton Board from funds available therefor, and upon liquidation will be entitled to receive PRO RATA all assets of New Morton available for distribution to such holders.

NEW MORTON PREFERRED STOCK

    The New Morton Board will be authorized to provide for the issuance of shares of New Morton Preferred Stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by the New Morton Board providing for the issuance of such series and as are permitted by the IBCL. See "Anti-takeover Effects of Certain Provisions--New Morton Preferred Stock." In connection with the New Morton Rights Agreement, the New Morton Board will designate a series of 1,600,000 shares of New Morton Preferred Stock. For a description of the terms of the shares of New Morton Preferred Stock, see "--New Morton Rights."

NEW MORTON RIGHTS

    The New Morton Board will adopt and cause New Morton to enter into the New Morton Rights Agreement, and cause one Right to be issued with each share of New Morton Common Stock issued in the Spinoff. Each Right will entitle the registered holder to purchase from New Morton one one-hundredth of a share of New Morton Preferred Stock at a price to be established by the New Morton Board (the "Purchase Price"), subject to adjustment. The terms of the Rights will be set forth in the New Morton Rights Agreement. The Rights will operate in substantially the same manner as Morton's preferred share purchase rights (the "Morton Rights") issued pursuant to the Morton Rights Agreement.

    Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding New Morton Common Stock (an "Acquiring Person") or (b) 10 business days (or such later date as may be determined by action of the New Morton Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding New Morton Common Stock (the earlier of such dates being called the "Rights Separation Date"), the Rights will be evidenced by the book-entry account credits representing shares of New Morton Common Stock.

    The New Morton Rights Agreement will provide that, until the Rights Separation Date, the Rights will be transferred with and only with the New Morton Common Stock. Any certificates representing shares of New Morton Common Stock requested by shareholders and issued after the Rights Separation Date will contain a notation incorporating the New Morton Rights Agreement by reference. As soon as practicable following the Rights Separation Date, a separate book-entry notation evidencing the Rights (the "Right Notation") will be made to the share accounts of holders of record of the New Morton Common Stock as of the close of business on the Rights Separation Date and such separate Right Notations alone will evidence the Rights.

    The Rights will not be exercisable until the Rights Separation Date. Assuming the closing of the Transactions occurs on April 30, 1997, the Rights will expire on April 30, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by New Morton, in each case, as described below.

    The Purchase Price payable, and the number of shares of New Morton Preferred Stock or other securities or property issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of New Morton Preferred Stock, (b) upon the grant to holders of the shares of New Morton Preferred Stock of certain rights or warrants to subscribe for or purchase shares of New Morton Preferred Stock at a price, or securities convertible into shares of New Morton Preferred Stock with a conversion price, less than the then current market price of the shares of New Morton Preferred Stock or (c) upon the distribution to holders of the shares of New Morton Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of New Morton Preferred Stock) or of subscription rights or warrants (other than those referred to above).

    The number of outstanding Rights and the number of one one-hundredths of a share of New Morton Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the New Morton Common Stock or a stock dividend on the New Morton Common Stock payable in New Morton Common Stock or subdivisions, consolidations or combinations of the New Morton Common Stock occurring, in any such case, prior to the Rights Separation Date.

    Shares of New Morton Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of New Morton Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of New Morton Common Stock. In the event of liquidation, the holders of shares of New Morton Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of New Morton Common Stock. Each share of New Morton Preferred Stock will have 100 votes, voting together with the New Morton Common Stock. Finally, in the event of any merger, consolidation or other transaction in which New Morton Common Stock is exchanged, each share of New Morton Preferred Stock will be entitled to receive 100 times the amount received per share of New Morton Common Stock. These rights will be protected by customary antidilution provisions.

    Because of the nature of their dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of New Morton Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of New Morton Common Stock.

    In the event that, after the Rights Separation Date, New Morton is acquired in a merger or other business combination transaction, or if 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding New Morton Common Stock, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the

Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of New Morton Common Stock having a market value of two times the exercise price of the Right.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding New Morton Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding New Morton Common Stock, the New Morton Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of New Morton Common Stock, or one one-hundredth of a share of New Morton Preferred Stock (or of a share of a class or series of New Morton Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of New Morton Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of New Morton Preferred Stock, which may, at the election of New Morton, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the shares of New Morton Preferred Stock on the last trading day prior to the date of exercise.

    At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding New Morton Common Stock, the New Morton Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the New Morton Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The terms of the Rights may be amended by the New Morton Board without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (a) any percentage greater than the largest percentage of the outstanding New Morton Common Stock then known to New Morton to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that, from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of New Morton, including, without limitation, the right to vote or to receive dividends.

    The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire New Morton on terms not approved by the New Morton Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the New Morton Board since the Rights may be redeemed by New Morton at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 20% or more of the New Morton Common Stock.

    The foregoing summary of certain terms of the Rights is qualified in its entirety by reference to the New Morton Rights Agreement, a form of which is filed as an exhibit to the New Morton Registration Statement.

PREEMPTIVE RIGHTS

    No holder of any stock of New Morton of any class authorized at the Distribution Date will then have any preemptive right to subscribe to any securities of New Morton of any kind or class.

                  ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

GENERAL

    New Morton is a corporation organized under Indiana law, as is Morton. Pursuant to the IBCL, the New Morton Articles contain several provisions that will make difficult the acquisition of control of New Morton by means of a tender offer, open market purchases, a proxy fight or otherwise that is not approved by the New Morton Board. The New Morton Bylaws also contain provisions that could have an anti-takeover effect. The New Morton Articles and the New Morton Bylaws contain substantially the same provisions as the Articles of Incorporation and Bylaws of Morton.

    The purposes of the relevant provisions of the New Morton Articles and the New Morton Bylaws are to discourage certain types of transactions, described below, which may involve an actual or threatened change of control of New Morton, and to encourage persons seeking to acquire control of New Morton to consult first with the New Morton Board to negotiate the terms of any proposed business combination or offer. The provisions are designed to reduce the vulnerability of New Morton to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares or is otherwise unfair to shareholders of New Morton, or an unsolicited proposal for the restructuring or sale of all or part of New Morton. New Morton believes that, as a general rule, such proposals would not be in the best interests of New Morton and its shareholders.

    In some cases, third parties have accumulated substantial stock positions in public companies as a prelude to proposing a takeover or a restructuring or sale of all or part of the company or another similar extraordinary corporate action. Such actions are often undertaken by the third party without advance notice to, or consultation with, the management or board of directors of, the company. In many cases, the purchaser seeks representation on the company's board of directors in order to increase the likelihood that its proposal will be implemented by the company. If the company resists the efforts of the purchaser to obtain representation on the company's board of directors, the purchaser may commence a proxy contest to have its nominees elected to the board in place of certain directors or the entire board. In some cases, the purchaser may not truly be interested in taking over the company, but may use the threat of a proxy fight and/or a bid to take over the company as a means of forcing the company to repurchase its equity position at a substantial premium over market price.

    New Morton believes that the imminent threat of removal of New Morton's management or the New Morton Board in such situations would severely curtail the ability of New Morton's management or the New Morton Board to negotiate effectively with such purchasers. New Morton's management or the New Morton Board would be deprived of the time and information necessary to evaluate the takeover proposal, to study alternative proposals and to help ensure that the best price is obtained in any transaction involving New Morton which may ultimately be undertaken. If the real purpose of a takeover bid were to force New Morton to repurchase an accumulated stock interest at a premium price, New Morton's management or the New Morton Board would face the risk that, if it did not repurchase the purchaser's stock interest, New Morton's business and management would be disrupted, perhaps irreparably.

    Certain provisions of the New Morton Articles and New Morton Bylaws, in the view of New Morton, will help ensure that the New Morton Board, if confronted by a surprise proposal from a third party which has acquired a block of stock, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interests of the shareholders. In addition, certain other provisions of the New Morton Articles are designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in the event of an attempt to take over New Morton.

    The New Morton Articles expressly authorize the New Morton Board to take such actions as they consider to be reasonably necessary or desirable (a) to encourage persons seeking a change of control of New Morton to negotiate with the New Morton Board and (b) to contest or oppose any transaction which may result in a change of control on terms which the New Morton Board determines to be unfair, abusive or otherwise undesirable, and, in that connection, they explicitly authorize the New Morton Board to issue rights, options or other securities for this purpose. See "Description of New Morton Capital Stock--New Morton Rights." In addition, the New Morton Articles authorize the New Morton Board to take into account the interests of creditors, customers, employees and the communities in which the companies do business as well as the long-term interests of shareholders in considering various corporate actions.

    These provisions, individually and collectively, will make difficult and may discourage a merger, tender offer or proxy fight not supported by the New Morton Board, even if such transaction or occurrence may be favorable to the interests of the shareholders, and may delay or frustrate the assumption of control by a holder of a large block of New Morton stock and the removal of incumbent management, even if such removal might be beneficial to shareholders. Furthermore, these provisions may deter or could be utilized to frustrate a future takeover attempt which is not approved by the incumbent New Morton Board, but which the holders of a majority of the shares may deem to be in their best interests or in which shareholders may receive a substantial premium for their stock over prevailing market prices of such stock. By discouraging takeover attempts, these provisions might have the incidental effect of inhibiting certain changes in management (some or all of the members of which might be replaced in the course of a change of control) and also the temporary fluctuations in the market price of the stock which often result from actual or rumored takeover attempts.

    Set forth below is a description of such provisions in the New Morton Articles and New Morton Bylaws. Such description is intended as a summary only and is qualified in its entirety by reference to the New Morton Articles and New Morton Bylaws, which are filed as exhibits to the New Morton Registration Statement of which this Information Statement is a part.

CLASSIFIED BOARD OF DIRECTORS

    The New Morton Articles provide for the New Morton Board to be divided into three classes serving staggered terms so that directors' initial terms will expire either at the 1997, 1998 or 1999 Annual Meeting. Starting with the 1997 Annual Meeting, one class of directors will be elected each year for three-year terms. See "Management--Directors of New Morton."

    The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the New Morton Board in a relatively short period of time. At least two Annual Meetings, instead of one, will generally be required to effect a change in a majority of the New Morton Board. Such a delay may help ensure that the New Morton Board, if confronted by a holder attempting to force a stock repurchase at a premium above market prices, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what they believe are the best interests of the shareholders.

    The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of New Morton, even though such an attempt might be beneficial to New Morton and its shareholders. The classified board provision could thus increase the likelihood that incumbent directors will retain their positions. In addition, since the classified board provision is designed to discourage accumulations of large blocks of New Morton's stock by purchasers whose objective is to have such stock repurchased by New Morton at a premium, the classified board provision could tend to reduce the temporary fluctuations in the market price of New Morton's stock that could be caused by accumulations of large blocks of such stock. Accordingly, shareholders could be deprived of certain opportunities to sell their stock at a temporarily higher market price.

    New Morton believes that a classified board of directors will help to assure the continuity and stability of the New Morton Board and New Morton's business strategies and policies as determined by the New Morton Board because generally a majority of the directors at any given time will have had prior experience as directors of New Morton. The classified board provision will also help assure that the New Morton Board, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of New Morton, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders and other corporate constituencies.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

    The New Morton Articles provide that the number of directors will be fixed from time to time, in each case, exclusively by the New Morton Board. In addition, the New Morton Articles provide that, subject to any rights of the holders of New Morton Preferred Stock, only a majority of the New Morton Board then in office shall have the authority to fill any vacancies on the New Morton Board. Accordingly, the New Morton Board could prevent any shareholder from obtaining majority representation on the New Morton Board by enlarging the New Morton Board and filling the new directorships with its own nominees. The New Morton Bylaws provide that the number of directors shall be fixed from time to time and any vacancy filled by a majority of New Morton's directors, but such provisions could be amended by an 80% vote of shareholders.

    Moreover, the New Morton Articles provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of the capital stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class. This provision, when coupled with the provision of the New Morton Articles authorizing only the New Morton Board to fill vacant directorships, will preclude shareholders from removing incumbent directors without cause and filling the vacancies created by such removal with their own nominees.

LIMITATIONS ON SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    The New Morton Articles and the New Morton Bylaws each provide that shareholders may act by written consent only if all shareholders entitled to vote on the action consent to such action. The New Morton Articles and the New Morton Bylaws provide that, subject to the rights of holders of any series of New Morton Preferred Stock, special meetings of shareholders can be called only by the Chairman of the Board or a majority of the total number of directors which the New Morton Board would have if there were no vacancies (the "Whole Board"). Shareholders are not permitted to call a special meeting or to require that the New Morton Board call a special meeting of shareholders. Moreover, the business permitted to be conducted at any special meeting of shareholders is limited to the business brought before the meeting by or at the direction of the New Morton Board.

    The provisions of the New Morton Articles and New Morton Bylaws restricting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next Annual Meeting unless a special meeting is called by a majority of the Whole Board. These provisions would also prevent the holders of a majority of the voting power of the Voting Stock from using the written consent procedure to take shareholder action and from taking action by consent without giving all the shareholders of New Morton entitled to vote on a proposed action the opportunity to participate in determining such proposed action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the New Morton Board by calling a special meeting of shareholders prior to the time the Board believed such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER PROPOSALS AND SHAREHOLDER NOMINATIONS
  OF DIRECTORS

    The New Morton Bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the New Morton Board, of candidates for election as directors (the "Nomination Procedure") and with regard to certain matters to be brought before an Annual Meeting (the "Business Procedure"). The Nomination Procedure and Business Procedure are substantially the same as certain procedures currently contained in Morton's Bylaws.

    The Nomination Procedure provides that only individuals who are nominated by, or at the direction of, the New Morton Board or by a shareholder who has given timely prior written notice to the Secretary of

New Morton prior to the meeting at which directors are to be elected, will be eligible for election as directors. The Business Procedure provides that at an Annual Meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the New Morton Board or by a shareholder who has given timely prior written notice to the Secretary of New Morton of such shareholder's intention to bring such business before the meeting. In all cases, to be timely, notice must be received by New Morton not less than 60 days prior to the meeting (or if fewer than 70 days' notice or prior public disclosure of the meeting date is given or made to shareholders, not later than the 10th day following the day on which such notice was mailed or such public disclosure was made).

    Under the Nomination Procedure, notice to New Morton from a shareholder who proposes to nominate an individual at a meeting for election as a director must contain certain information about that individual, including age, business and residence addresses, principal occupation, the class and number of shares of New Morton stock beneficially owned, the consent to be nominated and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee, and certain information about the shareholder proposing to nominate that individual. New Morton may, under the Nomination Procedure, require any individual nominated by the New Morton Board to furnish the information that would be required to be set forth in a shareholder's notice of nomination with respect to such nominee. Under the Business Procedure, notice relating to the conduct of business other than the nomination of directors at an Annual Meeting must contain certain information about such business and about the shareholder who proposes to bring the business before the meeting, including a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the class and number of shares of New Morton stock, beneficially owned by such shareholder, and any material interest of such shareholder in the business so proposed. If the Chairman or other officer presiding at a meeting determines that an individual was not nominated in accordance with the Nomination Procedure, such individual will not be eligible for election as a director, or if he or she determines that other business was not properly brought before such meeting in accordance with the Business Procedure, such business will not be conducted at such meeting. Nothing in the Nomination Procedure or the Business Procedure will preclude discussion by any shareholder of any nomination or business properly made or brought before the Annual Meeting in accordance with the above-mentioned procedures.

    The purpose of the Nomination Procedure is, by requiring advance notice of nominations by shareholders, to afford the New Morton Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the New Morton Board, to inform shareholders about such qualifications. The purpose of the Business Procedure is, by requiring advance notice of proposed business, to provide a more orderly procedure for conducting Annual Meetings, and, to the extent deemed necessary or desirable by the New Morton Board, to provide the New Morton Board with a meaningful opportunity to inform shareholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendation as to the New Morton Board's position or belief as to action to be taken with respect to such business, so as to enable shareholders better to determine whether they desire to attend such meeting or grant a proxy to the New Morton Board as to the disposition of any such business. Although the New Morton Bylaws do not give the New Morton Board any power to approve or disapprove shareholder nominations for the election of directors or of any other business desired by shareholders to be conducted at an Annual Meeting, the New Morton Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conducting of business at a particular Annual Meeting if the proper procedures are not followed, and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of New Morton, even if the conduct of such solicitation or such attempt might be beneficial to New Morton and its shareholders.

NEW MORTON PREFERRED STOCK

    The New Morton Articles authorize the New Morton Board to establish series of preferred stock and to determine, with respect to any series of preferred stock, the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as are stated in the resolutions of the New Morton Board providing for such series. As of the Distribution Date, the number of authorized shares of New Morton Preferred Stock will be 25,000,000.

    New Morton believes that the availability of the New Morton Preferred Stock will provide New Morton with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. Having such authorized shares available for issuance will allow New Morton to issue shares of preferred stock without the expense and delay of a special shareholders' meeting. The authorized shares of preferred stock, as well as the authorized shares of common stock, will be available for issuance without further action by shareholders, unless such action is required by applicable law or the rules of any stock exchange on which New Morton securities may be listed. Although the New Morton Board has no intention at the present time of doing so, it could issue a series of New Morton Preferred Stock that could, subject to certain limitations imposed by the securities laws and stock exchange rules, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. For instance, such series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. The New Morton Board will make any determination to issue such shares based on their judgment as to the best interests of its then existing shareholders. The New Morton Board, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The New Morton Rights Agreement expected to be adopted by New Morton exemplifies the use of such preferred stock and has terms designed to protect against the adverse consequences to shareholders of partial takeovers, inadequate takeover bids and other abusive takeover tactics. The authorized and unissued preferred stock, as well as the authorized and unissued common stock, would be available, and the New Morton Articles explicitly authorize use of their capital stock, for the above purposes. See "--Other Provisions."

NEW MORTON COMMON STOCK

    The New Morton Articles authorize the New Morton Board to issue up to 500,000,000 shares of New Morton Common Stock.

    The increased number of authorized shares of New Morton Common Stock will provide New Morton with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits. The New Morton Board would have the ability, in the event of a proposed merger, tender offer or other attempt to gain control of New Morton that was not approved by the New Morton Board, to issue additional common stock that would dilute the stock ownership of the acquiror. New Morton does not presently contemplate any issuance of common stock that might be deemed to have an anti-takeover purpose. The New Morton Board will make any determination to issue such shares based on their judgment as to the best interests of New Morton and its shareholders.

FAIR PRICE PROVISION

    DEFINITIONS. Article Eighth of the New Morton Articles ("Article Eighth") confers upon a majority of the Whole Board, or, if a majority of the Whole Board does not consist of Continuing Directors (as defined below), a majority of the then Continuing Directors, the power and duty to determine, on the basis

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of information known after reasonable inquiry, the applicability of certain defined terms used in Article Eighth as well as all other facts necessary to determine compliance with Article Eighth. A summary of the definitions of certain of these terms follows.

    An "Interested Stockholder" is any person (other than New Morton or a subsidiary) who or which is (a) the beneficial owner (as defined below) of more than 10% of the voting power of the outstanding Voting Stock, or (b) an Affiliate (as defined in Article Eighth) of New Morton and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding Voting Stock, or (c) an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question Beneficially Owned (as defined below) by a person described in (a) or (b) above (other than shares acquired through a public offering).

    A person is the "beneficial owner" of, or "Beneficially Owns," any shares of Voting Stock which such person or any of its Affiliates or Associates (as defined in Article Eighth) directly or indirectly owns or has the right to acquire or vote or which are beneficially owned by any member of any group of such persons having any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

    A "Business Combination" includes the following transactions: (a) a merger or consolidation of New Morton or any of its subsidiaries with an Interested Stockholder or any corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate of such Interested Stockholder; (b) the sale or other disposition (in one transaction or a series of transactions) by New Morton or any of its subsidiaries of assets having an aggregate Fair Market Value (as defined in Article Eighth) of $10 million or more if an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder is a party to the transaction; (c) the issuance or transfer (in one transaction or a series of transactions) of any securities of New Morton or of any of its subsidiaries to an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder in exchange for cash or property (including stock or other securities) having an aggregate Fair Market Value of $10 million or more; (d) the adoption of any plan or proposal for the liquidation or dissolution of New Morton proposed by or on behalf of an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder; (e) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding stock of any class of the company or any of its subsidiaries Beneficially Owned by an Interested Stockholder or any Affiliate or Associate of an Interested Stockholder.

    A "Continuing Director" is any member of New Morton Board who is not affiliated with the Interested Stockholder in question and was a director of New Morton prior to the time such Interested Stockholder became an Interested Stockholder, and any director who is thereafter appointed to fill any vacancy on New Morton Board or who is elected and who, in either event, is not affiliated with an Interested Stockholder and in connection with his or her initial assumption of office was recommended by a majority of the Continuing Directors then on the New Morton Board.

    SHAREHOLDER VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS. Article Eighth requires the approval of the holders of 80% of the voting power of all of the then outstanding shares of the Voting Stock, voting together as a single class, as a condition to Business Combinations, except in cases in which one of the two alternatives described under "--Exceptions to Higher Vote Requirement" were applicable and were satisfied. In the event that either of such alternatives were applicable and satisfied with respect to the particular Business Combination, the affirmative vote otherwise required by the IBCL, as the case may be, and the other provisions of the New Morton Articles and by the terms of any class or series of New Morton stock which might be outstanding at the time of the Business Combination would apply. See "--Other Applicable Shareholder Voting Requirements." (Although the New Morton Articles authorize 25,000,000 shares of New Morton Preferred Stock, no such shares will be outstanding immediately after the Spinoff. If

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any authorized preferred stock were in the future issued, its terms might be such as to require the approval of a Business Combination by its holders, voting as a series or class. That requirement would be in addition to, and would not be affected by, Article Eighth.) Thus, depending upon the circumstances, Article Eighth may require an 80% shareholder vote for a Business Combination in cases in which either a majority vote or no vote would presently be required under the IBCL.

    Even if an Interested Stockholder could obtain an 80% affirmative shareholder vote in favor of a Business Combination--so that neither the approval of such Business Combination by a majority of the Continuing Directors nor the satisfaction of the form of consideration, minimum price and procedural requirements set forth in Article Eighth (or the IBCL, which will govern New Morton) would be necessary to effect such Business Combination, such Business Combination may nevertheless (depending upon its nature) require approval by the New Morton Board prior to its submission to a shareholder vote (such would be the case, for instance, with respect to a merger or consolidation involving New Morton). In that case, the Interested Stockholder could not effect such Business Combination, regardless of its ability to assure an 80% shareholder vote, without New Morton Board action. Further, even were an Interested Stockholder able to obtain votes sufficient to effect a repeal of such provisions, it could not, under the New Morton Articles, exercise its power by written consent or compel the New Morton Board to call a special meeting of shareholders for the purpose of voting on such repeal. As discussed above, as a result of the classified board provisions in the New Morton Articles, an interested shareholder could not be assured of gaining control of the New Morton Board until at least two Annual Meetings had been held. In addition, Section 23-1-43-1 ET SEQ. of the IBCL ("Section 23-1-43"), which restricts second-step mergers with Interested Stockholders (and are described more fully below), might also operate to prevent the ability of an Interested Stockholder to effect a Business Combination. See "--Other Applicable Shareholder Voting Requirements--Section 23-1-43 of the IBCL."

    EXCEPTIONS TO HIGHER VOTE REQUIREMENT. In the case of a Business Combination that involved the receipt of cash or other consideration by New Morton shareholders, solely in their capacity as shareholders, the 80% affirmative shareholder vote requirement would not apply if either (a) the Business Combination were approved by a majority of the Continuing Directors (in order for this condition to be satisfied there must be at least three Continuing Directors), or (b) all of the requirements described in paragraphs (a), (b) and
(c) below were satisfied.

    If the Business Combination did not involve the receipt of consideration by New Morton's shareholders solely as shareholders (E.G., because it took the form of a sale of assets or an original issuance of the company's securities to an Interested Shareholder), only approval by a majority of the Continuing Directors would avoid the requirement for such 80% shareholder vote, although, as noted above (see "-- Shareholder Vote Required for Certain Business Combinations"), such Business Combination might, depending upon the circumstances, otherwise require a lesser or no shareholder vote. If there were fewer than three Continuing Directors, such Business Combination would necessarily require such 80% shareholder vote. On the other hand, approval by a majority of the Continuing Directors would, with respect to any Business Combination, avoid both the 80% shareholder vote requirement and the need to satisfy all of the requirements described below.

    As noted above, under the IBCL a particular Business Combination may, depending upon its nature, require approval of the New Morton Board and/or less-than-80% shareholder approval. Neither the approval of such Business Combination by a majority of the Continuing Directors nor the satisfaction of the form of consideration, minimum price and procedural requirements of Article Eighth with respect to such Business Combination would supersede those requirements of the IBCL or any class voting requirements with respect to any series or class of New Morton stock then outstanding. It also would not supersede the requirements of Section 23-1-43, which are discussed below. Rather, such approval or satisfaction of such form of consideration, minimum price and procedural requirements would eliminate only the requirement for the 80% shareholder vote otherwise required by Article Eighth. In order to avoid the requirement of an 80% shareholder vote or approval by a majority of the Continuing Directors in the

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case of a Business Combination that involved the receipt of cash or other consideration by New Morton shareholders, the following conditions must be met:

        (a) FORM OF CONSIDERATION REQUIREMENT. The consideration to be received by holders of a particular class (or series) of capital stock in the Business Combination would be required to be either cash or the same type of consideration used by the Interested Stockholder and its Affiliates in acquiring the largest portion of their interest in such class (or series) of capital stock. If the Interested Stockholder and its Affiliates have not previously purchased any shares of such class (or series) of capital stock, the consideration paid to holders of shares of that class (or series) in the Business Combination would be required to be cash.

        (b) MINIMUM PRICE REQUIREMENTS. The aggregate of (i) the cash and (ii) the Fair Market Value, as of the date of consummation of the Business Combination (the "Consummation Date"), of any consideration other than cash to be received per share by holders of New Morton Common Stock, in the Business Combination would have to be at least equal to the higher of (A) the highest per share price paid by the Interested Stockholder or any of its Affiliates in acquiring any shares of the company's Common Stock during the two years immediately prior to the date of the first public announcement of the proposal of the Business Combination (the "Announcement Date") or in any transaction in which the Interested Stockholder became an Interested Stockholder (whichever is higher), PLUS interest compounded annually from the first date on which the Interested Stockholder became an Interested Stockholder (the "Determination Date") through the Consummation Date at the publicly announced base rate of interest of The First National Bank of Chicago or such other major bank headquartered in the City of Chicago, as may be selected by the Continuing Directors, from time to time in effect in the City of Chicago, LESS the aggregate dividends paid on each share of New Morton Common Stock from the Determination Date through the Consummation Date up to but not exceeding the amount of interest so payable per share of New Morton Common Stock, and (B) the Fair Market Value per share of New Morton Common Stock on the Announcement Date or the Determination Date, as the case may be, whichever is higher.

        The higher of (A) and (B) above would have to be paid in respect of all outstanding shares of New Morton's Common Stock, whether or not the Interested Stockholder or any of its Affiliates had previously acquired any shares of New Morton Common Stock. If the Interested Stockholder and its Affiliates did not purchase any shares of New Morton Common Stock, as the case may be, during the two-year period prior to the Announcement Date or in the transaction in which the Interested Stockholder became an Interested Stockholder (E.G., if the Interested Stockholder became an Interested Stockholder by purchasing shares of any then outstanding class of voting New Morton Preferred Stock), the minimum price would be as determined under (B). Under (A), interest and dividends would be computed from the Determination Date whether the highest price during the two-year period prior to the Announcement Date were higher than the price paid in the transaction on the Determination Date or VICE VERSA and whether the Determination Date occurred before or after the beginning of such two-year period. Thus, for instance, if the highest price per share paid by the Interested Stockholder and its Affiliates during such two-year period was higher than the price paid in the transaction on the Determination Date and the Determination Date occurred before the beginning of such two-year period, interest and dividends would nevertheless be required to be computed on such highest price from the Determination Date. Since (B) does not include an interest factor, if (B) exceeded (A) no interest would be included in computing the per share amount required to be paid in the Business Combination.
        As indicated above, none of the New Morton Preferred Stock will be outstanding immediately after the Spinoff. If any series of the New Morton Preferred Stock were in the future issued with voting rights and were outstanding at the time of consummation of the Business Combination, then, unless such series were excluded from the provisions of Article Eighth by the terms of the resolution authorizing such series, the payments to holders of shares of such series of New Morton Preferred

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    Stock would have to be at least equal to the higher of (a) the highest per share price determined with respect to such series in the same manner as described above with respect to New Morton Common Stock, and (b) the highest preferential amount per share to which the holders of such class or series of New Morton Preferred Stock would be entitled in the event of a voluntary or involuntary liquidation, dissolution or winding up of New Morton. The minimum price requirement would have to be met with respect to each class or series of outstanding Voting Stock whether or not the Interested Stockholder was a beneficial owner of shares of that class or series prior to the Business Combination.

        Under the minimum price requirements, the Fair Market Value of non-cash consideration to be received by holders of shares of any class of Voting Stock in a Business Combination is to be determined as of the Consummation Date. Where the definitive terms of such non-cash consideration were established in advance of the Consummation Date, intervening adverse developments, either in the economy or the market generally or in the financial condition or business of the Interested Stockholder, could result in a decline in the originally anticipated Fair Market Value of such consideration, so that, on the date scheduled for its consummation, the Business Combination, which had theretofore been considered as not requiring an 80% shareholder vote or approval by a majority of the Continuing Directors (I.E., because it was expected to satisfy the minimum price requirements and it satisfied the form of consideration and procedural requirements), could not be consummated because it had not received such vote or approval (even if it had received any less-than-80% shareholder vote required by or the IBCL, as the case may be, and any separate class vote required by the terms of any class or series of then-outstanding New Morton stock) and did not, in fact, meet the minimum price requirements on such date. However, an Interested Stockholder could avoid such a situation by establishing, in advance, terms for the Business Combination whereby the non-cash consideration was to be finalized by reference to its Fair Market Value on the Consummation Date. Such an approach, which has in fact been used in connection with mergers and similar second-step transactions in the past, would assure that the Interested Stockholder would bear the risk of a decline in the Fair Market Value of the offered consideration prior to the consummation of the Business Combination. Article Eighth uses the Consummation Date as the determination date of the Fair Market Value of non-cash consideration to be paid in a Business Combination in order to ensure that the Interested Stockholder uses this approach so that the Interested Stockholder, and not the other shareholders, would bear this risk.

        In addition, since the minimum price requirements call for a determination to be made with respect to interest at the base rate compounded, and dividends per share paid, through the Consummation Date, in a particular case it might not be possible to determine with certainty whether, at the time a Business Combination was submitted for shareholder approval, it would ultimately satisfy the minimum price requirements on the Consummation Date. Accordingly, it might not be possible to determine with certainty whether the Business Combination would require an 80% shareholder vote or the lesser vote otherwise applicable under the IBCL, and, until the Consummation Date, there might be uncertainty as to whether the Business Combination, if it in fact received less than an 80% affirmative shareholder vote, could be consummated under Article Eighth. This uncertainty could deter an Interested Stockholder who did not own (and was not assured of obtaining the affirmative votes of) 80% of the voting power of the Voting Stock from going forward with a Business Combination that had not been approved by a majority of the Continuing Directors. However, New Morton considers that it is appropriate, for the reasons indicated above, to use the Consummation Date as the determination date with respect to the minimum price requirements of Article Eighth and that this will benefit shareholders by encouraging the Interested Stockholder to negotiate with the Continuing Directors (and to refrain from taking action which would result in there being fewer than three Continuing Directors) and obtain their approval of the Business Combination, since such approval would avoid the applicability of both the 80% shareholder approval requirement and the minimum price requirement.

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        (c)  PROCEDURAL REQUIREMENTS.  In order to avoid the requirement of an
    80% affirmative shareholder vote or approval by a majority of the Continuing Directors, after an Interested Stockholder became an Interested Stockholder and prior to the consummation of a Business Combination, all of the following procedural requirements, as well as the form of consideration and minimum price requirements, must be complied with.

        The first procedural requirement would be that New Morton, after the Determination Date, not have failed to pay full quarterly dividends on any then outstanding New Morton Preferred Stock and not have reduced the rate of dividends paid on New Morton Common Stock, unless such failure or reduction was approved by a majority of the Continuing Directors. This provision is designed to prevent an Interested Stockholder from attempting to depress the market price of the Voting Stock prior to proposing a Business Combination by reducing dividends thereon, and thereby reducing the consideration required to be paid pursuant to the minimum price requirements of Article Eighth.

        The second procedural requirement would be that the Interested Stockholder and its Affiliates not have acquired any additional shares of the Voting Stock, directly from New Morton, or otherwise, in any transaction subsequent to the transaction pursuant to which the Interested Stockholder became an Interested Stockholder. This provision is intended to prevent an Interested Stockholder from purchasing additional shares of Voting Stock at prices which are lower than those set by the minimum price requirements of Article Eighth. Since all of the form of consideration, minimum price and procedural requirements must be satisfied in order for the Interested Stockholder to avoid the need for either an 80% affirmative shareholder vote or the approval of a majority of any Continuing Directors, an effect of this provision, where the Interested Stockholder or any of its Affiliates acquired additional shares of Voting Stock after the Interested Stockholder became an Interested Stockholder, is that the Interested Stockholder could only acquire all of the Voting Stock by means of a Business Combination if such Business Combination either satisfied the 80% shareholder approval requirement or were approved by a majority of the Continuing Directors. Thus, for instance, in the context of a three-step transaction involving open-market purchases of shares which would represent 20% of the voting power of the Voting Stock, a cash tender offer for an additional 25% of such voting power and a Business Combination as the final step, the Business Combination would require such 80% shareholder approval or the approval of a majority of the Continuing Directors because the Interested Stockholder would have become an Interested Stockholder through the open-market purchases and the tender offer would have constituted additional purchases prior to the consummation of the Business Combination. (This example should be contrasted with the example given in paragraph (b) ("--Minimum Price Requirements"), where only 4.9% of the outstanding Voting Stock was acquired by open-market purchases and the Interested Stockholder became such as an immediate result of the tender offer.)

        The third procedural requirement would be that the Interested Stockholder and its Affiliates not have received, at any time after the Interested Stockholder became an Interested Stockholder, whether in connection with the Business Combination or otherwise, the benefit of any loans or other financial assistance or tax advantages provided by New Morton, as the case may be (other than proportionately, solely in its capacity as a shareholder). This provision is intended to deter an Interested Stockholder from self-dealing or otherwise taking advantage of its equity position in New Morton by using New Morton's resources to finance the Business Combination or otherwise for its own purposes in a manner not proportionately available to all shareholders.

        The fourth procedural requirement would be that a proxy or information statement disclosing the terms and conditions of the Business Combination and complying with the requirements of the proxy rules promulgated under the Exchange Act, or any replacement legislation be mailed to all shareholders of New Morton at least 30 days prior to the consummation of the Business Combination, whether or not such proxy or information statement is required to be mailed pursuant to the Exchange Act or any such replacement legislation. This provision is intended to ensure that shareholders will be fully

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    informed of the terms and conditions of the Business Combination even if the
    Interested Stockholder were not otherwise required by law to disclose such information to shareholders.

        The final procedural requirement would be that the Interested Stockholder have supplied New Morton with all information requested by the Continuing Directors pursuant to Article Eighth. Under Section E of Article Eighth, the Continuing Directors have the right to request information as to the beneficial ownership of stock by the Interested Stockholder and other factual matters relating to the applicability and effect of Article Eighth.

OTHER APPLICABLE SHAREHOLDER VOTING REQUIREMENTS

    As stated above, if the approval of a majority of the Continuing Directors is obtained or all of the minimum price and procedural conditions specified in proposed Article Eighth are satisfied, the Business Combination would be subject only to the applicable voting requirements, if any, specified under the IBCL, and the rules of the NYSE or other applicable stock exchange. In general, under current provisions of the IBCL, most mergers and consolidations, the sale of substantially all of the assets (such sales out of the ordinary course of business) and any reclassification of securities or plan for the dissolution of the company must be approved by the board of directors and by the vote of the holders of a majority of the outstanding shares entitled to vote thereon. Under the New Morton Articles, the holder of each currently outstanding share of New Morton Common Stock is entitled to one vote per share on all such matters. Under the rules of the NYSE, issuances of shares in connection with acquisition from substantial security holders or the issuance of additional shares of common stock aggregating 20% or more of the outstanding shares of common stock (other than in public offerings for cash) require the approval of the holders of a majority of the shares voting thereon. Other transactions do not require shareholder approval.

    SECTION 23-1-43 OF THE IBCL. Section 23-1-43 generally prohibits a "resident domestic corporation" of Indiana, such as New Morton, from engaging in any Business Combination (as defined below) with any "Interested Shareholder" (defined generally as any person that, individually or with or through any of its Affiliates or Associates, beneficially owns 10% or more of the outstanding voting securities of the corporation) for a period of five years after the date the person becomes an Interested Shareholder unless, before such person became an Interested Shareholder, the board of directors of the corporation approved either the Business Combination or the purchase of more than 10% of the corporation's voting securities by the Interested Shareholder. Section 23-1-43 also provides that a resident domestic corporation may not engage in a merger or other Business Combination with an Interested Shareholder at any time after such five-year period unless (a) certain "fair price" criteria are satisfied (including a requirement that the Interested Shareholder and its Affiliates and Associates have not purchased any additional shares after first acquiring 10% of the corporation's voting securities) or (b) the Business Combination is approved by a majority of the "disinterested" voting securities of the corporation.

    A "Business Combination" is defined in Section 23-1-43 as (a) any merger of a resident domestic corporation or any of its subsidiaries with (i) an Interested Shareholder or (ii) any other corporation which is, or after a merger or consolidation would be, an affiliate or associate of an Interested Shareholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with an Interested Shareholder or any of its Affiliates or Associates of assets of a resident domestic corporation or any of its subsidiaries (i) having an aggregate market value equal to 10% or more of the aggregate market value of all assets, determined on a consolidated basis, of the resident domestic corporation, (ii) having an aggregate market value equal to 10% or more of the aggregate market value of all the outstanding shares of the resident domestic corporation, or
(iii) representing 10% or more of the earning power or net income, determined on a consolidated basis, of the resident domestic corporation, (c) the issuance or transfer by a resident domestic corporation or any of its subsidiaries (in one transaction or a series of transactions) of any shares of the resident domestic corporation or any of its subsidiaries which has an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the resident domestic corporation to an Interested Shareholder or any of its

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Affiliates or Associates, except pursuant to the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all shareholders of the resident domestic corporation, (d) the adoption of a plan of liquidation or dissolution of a resident domestic corporation proposed by, or pursuant to any agreement, arrangement or understanding with, an Interested Shareholder or any of its Affiliates or Associates, (e) any reclassification of securities (including, without limitation, any share split, share dividend or other distribution of shares in respect of shares, or any reverse share split), or recapitalization of a resident domestic corporation, or any merger or consolidation of a resident domestic corporation with any of its subsidiaries, or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder), proposed by, or pursuant to any agreement, arrangement or understanding with, an Interested Shareholder or any of its Affiliates or Associates, which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class or series of voting shares or securities convertible into voting shares of a resident domestic corporation or any of its subsidiaries which is directly or indirectly owned by the Interested Shareholder or any of its Affiliates or Associates (except as a result of immaterial changes due to fractional share adjustments), or (f) any receipt by an Interested Shareholder or any of its Affiliates or Associates, directly or indirectly (except proportionately as a shareholder of the resident domestic corporation), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or tax advantages provided by or through the resident domestic corporation.

OTHER PROVISIONS

    Article Tenth of the New Morton Articles ("Article Tenth") generally provides that, in determining whether to take or refrain from taking corporate action on any matter, the New Morton Board may take into account the interests of creditors, customers, employees and other constituencies of New Morton and each of its subsidiaries and the effect upon communities in which the company and its subsidiaries do business, as well as the long-term interests of shareholders in addition to any other considerations which the New Morton Board may lawfully take into account. The purpose of the proposed Article Tenth is to specifically authorize the New Morton Board to consider the interests of various constituencies of the company and its subsidiaries, in addition to the interests of shareholders, including their long-term interests. This authorization applies to the entire range of New Morton Board actions and decisions, including, but not limited to, takeover-related matters. In deciding to include Article Tenth in the New Morton Articles, New Morton considered that, under a number of circumstances, certain shareholder interests may conflict with the interests of other constituencies of the company and its subsidiaries. However, New Morton concluded that Article Tenth is desirable to emphasize the New Morton Board's authority to act to maintain and protect New Morton as an enterprise. In addition, the IBCL specifically authorizes such considerations and the New Morton Articles conform to such provisions of the IBCL.

    Article Eleventh of the New Morton Articles ("Article Eleventh") expressly authorizes the Board to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with the New Morton Board and management respecting any transaction which may result in a change of control of New Morton, and to contest or oppose any such transaction which the New Morton Board determines to be unfair, abusive or otherwise undesirable to the company, its businesses or shareholders. In this connection, Article Eleventh specifically permits the New Morton Board to adopt plans or to issue securities of the company (including New Morton Common Stock or New Morton Preferred Stock, rights or debt securities), which securities may be exchangeable or convertible into cash or other securities on such terms as the New Morton Board determines and may provide for differential and unequal treatment of different holders or classes of shareholders. Article Eleventh of the New Morton Articles provides that such issuances may or may not be PRO RATA to shareholders. See "Description of New Morton Capital Stock--New Morton Rights." The existence of this authority or the actions which may be taken by New Morton Board pursuant thereto may deter potential acquirors from proposing unsolicited transactions not approved by the New Morton Board and might enable the New Morton Board to hinder or frustrate such a transaction if proposed. Article Eleventh is included in the

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New Morton Articles to confirm and support the authority of the New Morton Board to take the various actions authorized thereby, including, but not limited to, adoption of the New Morton Rights Agreement. It is also designed to enable the New Morton Board to utilize such other tactics or mechanisms as are developed in the future to carry out the general authorization set forth therein.

AMENDMENT OF THE NEW MORTON ARTICLES AND NEW MORTON BYLAWS

    The New Morton Articles contain provisions requiring the affirmative vote of the holders of at least 80% of the Voting Power of the Voting Stock to amend certain provisions of such Articles (including the provisions discussed under "Anti-takeover Effects of Certain Provisions"). The New Morton Articles provide that only the New Morton Board (and not the shareholders) can amend any provision of the New Morton Bylaws. These provisions will make it more difficult for shareholders to make changes in the New Morton Articles and New Morton Bylaws, including changes designed to facilitate the exercise of control over New Morton. In addition, the requirement for approval by at least an 80% shareholder vote will enable the holders of a minority of New Morton's capital stock to prevent holders of a less-than-80% majority from amending such provisions of the New Morton Articles.

                        LIABILITY AND INDEMNIFICATION OF
                      OFFICERS AND DIRECTORS OF NEW MORTON

GENERAL

    Article Ninth of the New Morton Articles ("Article Ninth") limits the personal liability of New Morton directors to New Morton or its shareholders for monetary damages for breach of fiduciary duty. Article Ninth also defines and clarifies the rights of certain individuals, including New Morton directors and officers, to indemnification by New Morton in the event of personal liability or expenses incurred by them as a result of certain litigation against them. The New Morton Articles are consistent with (a) Section 23-1-35-1(e) of the IBCL, which is designed, among other things, to encourage qualified individuals to serve as directors by permitting Indiana corporations to include in their articles of incorporation a provision limiting or eliminating directors' liability for monetary damages, and (b) with other existing Indiana provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the New Morton Articles may not affect claims arising under the federal securities laws.

    In performing their duties, directors of an Indiana corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its shareholders. Decisions made on that basis are protected by the so-called "business judgment rule." The business judgment rule is designed to protect directors from personal liability to the corporation or its shareholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve as a financial backstop in the event of such expenses or unforeseen liability. The Indiana legislature had recognized that adequate insurance and indemnity provisions are often a condition of an individual's willingness to serve as director of an Indiana corporation. The IBCL has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

    Changes in the market for directors and officers liability insurance sometimes have resulted in the unavailability for directors and officers of many corporations of any meaningful liability insurance coverage. Insurance carriers have in certain cases declined to renew existing directors' and officers' liability policies, or have increased premiums to such an extent that the cost of obtaining such insurance becomes prohibitive. Moreover, current policies often exclude coverage for areas where the service of qualified independent directors is most needed. For example, many policies do not cover liabilities or expenses arising from directors' and officers' activities in response to attempts to take over a corporation. Such limitations on the scope of insurance coverage, along with high deductibles and low limits of liability, have undermined meaningful directors and officers liability insurance coverage.

    The unavailability of meaningful directors' and officers' liability insurance is attributable to a number of factors, many of which are affecting the liability insurance industry generally, including granting of unprecedented damages awards and reduced investment income on insurance company investments.

    According to published sources, the inability of corporations to provide meaningful director and officer liability insurance has had a damaging effect on the ability of public corporations to recruit and retain corporate directors. Although New Morton has not experienced this problem, New Morton believes that it should take every possible step to ensure that New Morton will be able to attract the best possible officers and directors.

    Article Ninth will be approved, along with the rest of the New Morton Articles, by Morton, as sole shareholder of New Morton prior to the Distribution Date.

    Set forth below is a description of Article Ninth. Such description is intended as a summary only and is qualified in its entirety by reference to the New Morton Articles.

NEW MORTON ARTICLE NINTH

    ELIMINATION OF LIABILITY IN CERTAIN CIRCUMSTANCES. Article Ninth sets forth the limits of the liability of directors, officers, employees and agents (collectively, "Corporate Persons") in accordance with the IBCL. Corporate Persons will not be liable for any loss or damage suffered on account of any action taken or omitted to be taken if (a) such person (i) acted in good faith,
(ii) with the care an ordinarily prudent person in a like position would have exercised under similar circumstances, and (iii) in a manner such person reasonably believed was in the best interests of New Morton or (b) such person's breach of or failure to act in accordance with the standards of conduct set forth in (a) did not constitute willful misconduct or recklessness (the "Standards of Conduct"). In addition, Corporate Persons will be deemed to have complied with the Standards of Conduct if, in good faith, they relied upon corporate records, information prepared by other Corporate Persons, legal counsel, public accountants and the New Morton Board if that Corporate Person is not a director and if such Corporate Person reasonably believed the records or persons upon whom such person relied merited confidence. The elimination of liability of Corporate Persons for monetary damages in the circumstances described above may deter persons from bringing third-party or derivative actions against Corporate Persons to the extent such actions seek monetary damages.

    INDEMNIFICATION AND INSURANCE. Article Ninth provides for indemnification and insurance on behalf of Corporate Persons (and certain others acting on behalf of New Morton or its affiliates in accordance with the IBCL. Mandatory indemnification is provided for Corporate Persons to the extent such person is successful in defending any action, suit or proceeding, whether civil or criminal, administrative or investigative, formal or informal (an "Action") against any expenses, including attorneys' fees. In all other situations, unless ordered by a court, any indemnification of a Corporate Person under Article Ninth shall be made by New Morton only as authorized in the specific case upon a determination that indemnification of such person is proper in the circumstances because such person met the Indemnification Standards. The "Indemnification Standards" are as follows: the Corporate Person (a) acted in good faith, (b) acted in a manner such Corporate Person reasonably believed (i) with respect to actions as a Corporate Person, to be in the best interests of New Morton or (ii) with respect to actions while serving, at the request of New Morton, as a Corporate Person, partner, trustee or member or in another authorized capacity of or for another entity, was not opposed to the best interests of New Morton, and (c) with respect to any criminal Action, either (i) had reasonable cause to believe such Corporate Person's conduct was lawful or (ii) had no reasonable cause to believe such Corporate Person's conduct was unlawful.

    The determination that the Indemnification Standards were met will be made
(a) by the New Morton Board, by a majority vote of a quorum consisting of directors who are not at the time parties to the Action involved, (b) if a quorum cannot be so obtained, by a majority vote of a committee duly designated by the New Morton Board, consisting solely of two or more directors who are not at the time parties, (c) by written opinion of legal counsel or (d) by the shareholders who are not at the time parties, voting together as a single class.

    Also, Article Ninth provides for the advancement of expenses if the Corporate Person furnishes a written affirmation of such Corporate Person's good faith belief that such Corporate Person has met the Indemnification Standards (and an agreement to repay such advance if it is ultimately determined that such Corporate Person did not meet the Indemnification Standards), and a determination is made that, based upon the facts then known, indemnification as set forth above would not be precluded. The rights granted under Article Ninth are deemed not to be the exclusive indemnification rights, and additional indemnification may be provided by law or by action of directors or shareholders. New Morton may purchase insurance for any Corporate Person against any liability asserted against and incurred by such

Corporate Person in any such capacity, or arising out of such Corporate Person's status as such, whether or not New Morton would have the power to indemnify such Corporate Person.

                              INDEPENDENT AUDITORS

    The consolidated financial statements of Morton International, Inc. at June 30, 1996 and 1995, and for each of the three years in the period ended June 30, 1996, included in this Information Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein.

                             SHAREHOLDER PROPOSALS

    Section 2.8 of the New Morton Bylaws, filed as an exhibit to the New Morton Registration Statement of which this Information Statement is a part, sets forth advance notice requirements applicable to shareholders desiring to nominate candidates for directors or to present a proposal or bring other business before a New Morton shareholders meeting. In each case, the notice must be given to the Secretary of New Morton whose address is 100 North Riverside Plaza, Chicago, Illinois 60606. The 1997 Annual Meeting is expected to be held on October 23, 1997. For the 1997 Annual Meeting, any nominations of candidates for directors must be received by the Corporate Secretary of New Morton at its principal executive offices between July 18 and August 18, 1997, and shareholder proposals must be received no later than May 20, 1997. To be included in New Morton's proxy statement and form of proxy for that meeting, any such nomination or proposal must also comply in all respects with the rules and regulations of the SEC.

                             INDEX OF DEFINED TERMS

DESCRIPTION                                      PAGE
---------------------------------------------  ---------
Acquiring Person.............................         53
Action.......................................         70
Agreements...................................         49
Announcement Date............................         63
Annual Meeting...............................         40
Article Eighth...............................         60
Article Eleventh.............................         67
Article Ninth................................         69
Article Tenth................................         67
ASP Business.................................          2
ASP Employees................................         22
ASP Merger Sub...............................         14
Autoliv......................................          2
beneficial owner.............................         61
Beneficially Owns............................         61
Benefits Agreement...........................         22
Business Combination.........................         61
Business Procedure...........................         58
Capital Contribution.........................          3
Code.........................................         17
Combination..................................          2
Combination Agreement........................         14
Company......................................         23
Compulsory Acquisition.......................          2
Consummation Date............................         63
Continuing Director..........................         61
Corporate Persons............................         70
CSE..........................................         14
Determination Date...........................         63
Distribution Agent...........................         19
Distribution Agreement.......................         17
Distribution Date............................         19
Distribution Record Date.....................         14
DMRs.........................................         38
EPA..........................................         38
Exchange Act.................................         13
Exchange Offer...............................          2
Executive Officers...........................         42
FASB.........................................         26
Final Expiration Date........................         54
First Chicago Trust..........................         16
Goldman Sachs................................         19
IBCL.........................................         16
Indemnification Standards....................         70
Information Statement........................          2
Interested Shareholder.......................         66
Interested Stockholder.......................         61

DESCRIPTION                                      PAGE
---------------------------------------------  ---------
IRS..........................................         14
LSARs........................................         48
LTIP.........................................         44
Measurement Date.............................         46
Merger.......................................          2
Morton.......................................          2
Morton ASP...................................          2
Morton Board.................................          3
Morton Common Stock..........................          2
Morton Compensation Committee................         45
Morton Rights................................         53
Morton Rights Agreement......................         17
Named Executive Officers.....................         44
New Autoliv..................................          2
New Autoliv Common Stock.....................          2
New Morton...................................          2
New Morton Articles..........................         16
New Morton Board.............................         16
New Morton Businesses........................          3
New Morton Bylaws............................         16
New Morton Common Stock......................          3
New Morton Compensation Committee............         40
New Morton Employees.........................         22
New Morton Preferred Stock...................         53
New Morton Registration Statement............         13
New Morton Rights Agreement..................         16
NJDEP........................................         37
Nomination Procedure.........................         58
NYSE.........................................         14
Private Letter Ruling........................         14
Proxy Statement/Prospectus/Exchange Offer....          2
Pulverlac....................................          3
Purchase Price...............................         53
PVC..........................................         34
Redemption Price.............................         55
Related Agreements...........................         22
RI/FS........................................         37
Right........................................         14
Right Notation...............................         54
Rights Separation Date.......................         53
RONA.........................................         46
Salins du Midi...............................          3
Salt Business................................          3
SEC..........................................         13
Section 23-1-43..............................         62
Securities Act...............................         21

DESCRIPTION                                      PAGE
---------------------------------------------  ---------
SERP.........................................         51
Specialty Chemicals Business.................          3
Spinoff......................................          2
Standards of Conduct.........................         70
Swedish Sub..................................          2
Tax Opinion..................................         14
DESCRIPTION                                      PAGE
---------------------------------------------  ---------
Tax Opinions.................................         14
Tax Sharing Agreement........................         22
Transactions.................................         14
Velsicol.....................................         37
Voting Stock.................................         58
Whole Board..................................         58

                        INDEX TO FINANCIAL STATEMENTS OF

                          MORTON INTERNATIONAL, INC.*

                                                                                                               PAGE
                                                                                                             ---------
Consolidated Financial Statements
  Report of Independent Auditors...........................................................................        F-2
  Consolidated Statements of Income........................................................................        F-3
  Consolidated Balance Sheets..............................................................................        F-4
  Consolidated Statements of Cash Flows....................................................................        F-5
  Notes to Consolidated Financial Statements...............................................................        F-6
  Quarterly Financial Highlights (Unaudited)...............................................................       F-18

Unaudited Consolidated Interim Financial Statements
  Consolidated Statements of Income and Retained Earnings (Unaudited)......................................       F-19
  Consolidated Balance Sheet (Unaudited)...................................................................       F-20
  Consolidated Statements of Cash Flows (Unaudited)........................................................       F-21
  Notes to Consolidated Financial Statements (Unaudited)...................................................       F-22

------------------------

* For financial reporting purposes under the federal securities laws, New Morton International, Inc. will be the "successor registrant" to Morton International, Inc.

                         REPORT OF INDEPENDENT AUDITORS

To the Shareholders and
  Board of Directors
Morton International, Inc.

    We have audited the accompanying consolidated balance sheets of Morton International, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of income and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the company's management. Our reponsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Morton International, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

    As discussed in the notes to the consolidated financial statements, the company adopted Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in 1996.

                                          ERNST & YOUNG LLP

Chicago, Illinois
July 31, 1996

                           MORTON INTERNATIONAL, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                       YEAR ENDED JUNE 30,
                                                                                 -------------------------------
                                                                                   1996       1995       1994
                                                                                 ---------  ---------  ---------

                                                                                 (IN MILLIONS, EXCEPT PER SHARE
                                                                                              DATA)
Net sales......................................................................  $ 3,612.5  $ 3,325.9  $ 2,849.6
Interest, royalties and sundry income..........................................       73.7       29.0       27.9
                                                                                 ---------  ---------  ---------
                                                                                   3,686.2    3,354.9    2,877.5
Deductions from income:
Cost of products sold..........................................................    2,566.3    2,348.8    1,981.6
Selling, administrative and general expense....................................      436.4      424.4      434.0
Research and development expense...............................................       80.2       72.5       66.1
Interest expense...............................................................       24.6       28.4       27.8
Amortization of goodwill.......................................................       10.3       10.3       10.4
Special charges................................................................       29.2     --         --
                                                                                 ---------  ---------  ---------
                                                                                   3,147.0    2,884.4    2,519.9
                                                                                 ---------  ---------  ---------
Income before income taxes.....................................................      539.2      470.5      357.6
Income taxes...................................................................      205.0      176.4      131.1
                                                                                 ---------  ---------  ---------
Net income.....................................................................  $   334.2  $   294.1  $   226.5
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------
Net income per share...........................................................  $    2.24  $    1.96  $    1.51
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

                See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                               1996       1995
                                                                                             ---------  ---------

                                                                                                (IN MILLIONS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents................................................................  $    71.1  $    88.3
  Receivables, less allowances of $10.8 and $13.3..........................................      624.6      561.5
  Deferred income tax benefits.............................................................       23.6       24.3
  Inventories..............................................................................      364.5      397.2
  Prepaid expenses.........................................................................      112.4       96.9
                                                                                             ---------  ---------
      Total Current Assets.................................................................    1,196.2    1,168.2
                                                                                             ---------  ---------
OTHER ASSETS
  Cost in excess of net assets of businesses acquired, less amortization...................      296.3      324.1
  Investments in affiliates................................................................       70.7       79.2
  Miscellaneous............................................................................       62.5       65.0
                                                                                             ---------  ---------
                                                                                                 429.5      468.3
                                                                                             ---------  ---------
PROPERTY, PLANT AND EQUIPMENT
  Land.....................................................................................       35.7       36.7
  Buildings and improvements...............................................................      588.9      554.9
  Machinery and equipment..................................................................    1,360.9    1,219.9
  Construction in progress.................................................................      165.8      194.5
                                                                                             ---------  ---------
                                                                                               2,151.3    2,006.0
  Less allowances for depreciation.........................................................    1,005.5      886.5
                                                                                             ---------  ---------
                                                                                               1,145.8    1,119.5
                                                                                             ---------  ---------
                                                                                             $ 2,771.5  $ 2,756.0
                                                                                             ---------  ---------
                                                                                             ---------  ---------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion of long-term debt......................................  $    37.2  $    42.3
  Accounts payable.........................................................................      296.6      284.1
  Accrued salaries, wages and other compensation...........................................       67.6       66.1
  Other accrued expenses...................................................................      122.3      131.7
  Income taxes.............................................................................       33.6       29.9
                                                                                             ---------  ---------
      Total Current Liabilities............................................................      557.3      554.1
                                                                                             ---------  ---------
NONCURRENT LIABILITIES
  Long-term debt, less current portion.....................................................      218.5      218.5
  Deferred income taxes....................................................................       53.4       54.5
  Accrued postretirement benefits other than pensions......................................      155.2      152.1
  Other noncurrent liabilities.............................................................      114.3      113.3
                                                                                             ---------  ---------
      Total Noncurrent Liabilities.........................................................      541.4      538.4
                                                                                             ---------  ---------
SHAREHOLDERS' EQUITY
  Preferred stock (par value $1.00 per share) Authorized--25.0 shares, none issued
  Common stock (par value $1.00 per share) Authorized--300.0 shares........................
    Issued--148.4 shares and 148.3 shares in 1996 and 1995.................................      148.4      148.3
  Additional paid-in capital...............................................................       55.9       62.2
  Retained earnings........................................................................    1,675.5    1,417.6
  Foreign currency translation adjustment and other........................................       11.0       35.4
                                                                                             ---------  ---------
                                                                                               1,890.8    1,663.5
  Less cost of common stock in treasury--6.0 shares........................................      218.0     --
                                                                                             ---------  ---------
      Total Shareholders' Equity...........................................................    1,672.8    1,663.5
                                                                                             ---------  ---------
                                                                                             $ 2,771.5  $ 2,756.0
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            CASH PROVIDED (USED)
                                                                                             YEAR ENDED JUNE 30,
                                                                                       -------------------------------
                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------

                                                                                                (IN MILLIONS)
OPERATING ACTIVITIES
  Net income.........................................................................  $   334.2  $   294.1  $   226.5
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization....................................................      175.5      161.3      137.6
    Deferred income taxes............................................................        7.3        5.7        5.3
    Undistributed earnings of affiliates.............................................       (2.5)      (5.5)      (8.0)
    Special charges..................................................................       29.2     --         --
    Changes in operating assets and liabilities net of effects of businesses acquired:
      Receivables....................................................................      (69.2)     (67.6)     (93.6)
      Inventories....................................................................       12.1      (55.0)     (25.4)
      Accounts payable and accrued expenses..........................................        9.0       14.2       58.4
      Income taxes...................................................................        6.8        3.9       24.8
      Other-net......................................................................       (1.2)       6.9        5.7
                                                                                       ---------  ---------  ---------
        Net cash provided by operating activities....................................      501.2      358.0      331.3
                                                                                       ---------  ---------  ---------
INVESTING ACTIVITIES
  Purchase of property, plant and equipment..........................................     (216.4)    (252.2)    (219.9)
  Proceeds from property and other asset disposals...................................        4.4        2.4       16.4
  Cash invested in businesses acquired...............................................        (.6)     (12.7)      (7.0)
  Other..............................................................................       (1.9)      (1.4)      (3.4)
                                                                                       ---------  ---------  ---------
        Net cash used for investing activities.......................................     (214.5)    (263.9)    (213.9)
                                                                                       ---------  ---------  ---------
FINANCING ACTIVITIES
  Purchase of common stock for treasury..............................................     (242.3)    --         --
  Net repayment of short-term borrowings.............................................       (1.1)     (10.4)     (59.0)
  Repayment of long-term debt........................................................     --          (22.2)      (2.6)
  Long-term borrowings...............................................................     --           19.9     --
  Stock option transactions..........................................................       11.9        5.4        9.0
  Dividends paid.....................................................................      (76.3)     (65.1)     (54.9)
                                                                                       ---------  ---------  ---------
        Net cash used for financing activities.......................................     (307.8)     (72.4)    (107.5)
                                                                                       ---------  ---------  ---------
Effect of foreign exchange rate changes on cash and cash equivalents.................        3.9        7.9        3.5
                                                                                       ---------  ---------  ---------
(Decrease) increase in cash and cash equivalents.....................................      (17.2)      29.6       13.4

Cash and cash equivalents at beginning of year.......................................       88.3       58.7       45.3
                                                                                       ---------  ---------  ---------
Cash and cash equivalents at end of year.............................................  $    71.1  $    88.3  $    58.7
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF OPERATIONS

    Morton International, Inc. is an international organization engaged in the manufacture and marketing of specialty chemicals, automotive inflatable restraint systems and salt. Specialty Chemicals is the largest segment, accounting for 44 percent of 1996 sales. Its major markets include general industrial, packaging, construction, automotive, electronics, paper and printing, textiles, and petroleum, primarily in North America, Europe and Japan but with growing activity in Southeast Asia. The Salt segment contributed 17 percent of 1996 sales. It serves all major North American salt markets with a complete line of salt products. Automotive Safety Products represented 39 percent of 1996 sales and produces airbag inflators and modules for all major U.S., European and Asian automobile manufacturers.

    Over 40 percent of the company's revenues are generated by sales to the automotive industry, which is made up of a relatively small number of end customers. Although the company manufactures a number of products for this industry, a significant disruption in the industry, a significant change in demand or pricing, or a dramatic change in technology could have a material effect on the company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    Investments in 50 percent or less owned companies and joint ventures, where the company does not effectively control the entity, are carried on the equity basis. All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

    CASH EQUIVALENTS

    The company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

    INVENTORIES

    Inventories are stated at the lower of cost or market. The cost of domestic inventories for the Specialty Chemicals and Salt segments (54 percent and 55 percent of consolidated inventories at June 30, 1996 and 1995) is determined by the last-in, first-out (LIFO) method, while the cost of foreign inventories and the Automotive Safety Products inventories is determined by the first-in, first-out (FIFO) method. If the FIFO method, which approximates replacement cost, had been used for all inventories, the total amount for inventories would have been increased by $36.8 million and $36.2 million at June 30, 1996 and 1995.

    INTANGIBLE ASSETS

    Cost in excess of net assets of businesses acquired and other intangibles are being amortized on a straight-line basis over periods not exceeding 40 years. The amount of accumulated amortization related to intangibles, primarily goodwill, recorded as of June 30, 1996 and 1995, was $131.9 million and $118.7 million.

    PROPERTY, PLANT AND EQUIPMENT

    The company provides for depreciation of property, plant and equipment, all of which are recorded at cost, by annual charges to income, computed in part under the straight-line method and in part under accelerated methods.

    FOREIGN CURRENCY TRANSLATION

    All assets and liabilities in the balance sheet of foreign subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end exchange rates except shareholders' equity which is

                           MORTON INTERNATIONAL, INC.

translated at historical rates. Translation gains and losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in determining net income.

    FOREIGN EXCHANGE CONTRACTS

    The company uses forward foreign exchange contracts primarily to offset the effects of foreign currency fluctuations related to firm and anticipated foreign denominated receivables and payables transactions, intercompany financing transactions and dividends from subsidiaries. The company may also use forward foreign exchange contracts to offset the currency fluctuation related to foreign currency denominated debt. The company nets its exposures before entering into hedge transactions. Generally, contracts do not exceed one year. Gains or losses on forward foreign exchange contracts which hedge an identifiable foreign currency commitment or exposure are deferred and recognized as the related transactions are settled. Gains or losses on all other forward foreign exchange contracts are recognized in determining net income as incurred. Exchange gains (losses) recorded on these forward contracts in 1996, 1995 and 1994 were $1.6 million, $(2.2) million and $(2.9) million. Outstanding forward foreign exchange contracts at June 30, 1996, were valued at year-end foreign exchange rates, with the changes in valuations reflected directly in net income.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SPECIAL CHARGES

    During the fourth quarter of fiscal 1996, the company recorded special pretax charges of $29.2 million ($23.9 million after tax or $.16 per share). The charges included amounts related to the early adoption of the accounting standard related to impairment of long-lived assets and the costs related to selected facility rationalizations and employee terminations resulting from the reorganization of the specialty chemicals operations.

    During fiscal 1996, the company adopted Financial Accounting Standards Board
(FASB) Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement requires impairment losses to be recognized for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed.

    In applying the criteria of FASB Statement No. 121, the company determined that the significant reduction in the defense-related business of its chemical vapor deposition product line and the resulting negative impact on income in recent years were indicators of potential impairment. Accordingly, the company evaluated the ongoing value of long-lived assets associated with this product line in accordance with the provisions of FASB Statement No. 121. Based on this evaluation, the company determined that an impairment did exist and recorded an impairment loss of $15.8 million to write these assets down to their fair value. Fair value was based on estimated future cash flows to be generated by this product line, discounted at a rate commensurate with the risk involved. No tax benefit was recorded related to this charge.

    During the second quarter of fiscal 1996, the company consolidated two of its chemical groups to concentrate resources, streamline operations and better position itself to achieve its strategic growth objectives.

                           MORTON INTERNATIONAL, INC.

    Related to this action, the company recorded a pretax charge of $11.3 million in the fourth quarter for the planned closure of three domestic chemical facilities and a European sales office as well as the elimination of certain duplicate management and administrative positions. Operations at the facilities to be exited will be transferred to other existing facilities. Components of the one-time charge include $3.0 million related to the disposal of the facilities mentioned above, $4.9 million related to the write-down to net realizable value of certain manufacturing equipment, and $3.4 million related to employee termination costs. These actions are expected to take place over the next 12 to 18 months and, when completed, are expected to generate estimated annual savings of $8.5 million.

    In addition, the company recorded a pretax charge of $2.1 million to write down to current estimated realizable value certain corporate assets held for sale.

INVENTORIES

    Components of inventories were as follows:

                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1996       1995
                                                                             ---------  ---------

                                                                                (IN MILLIONS)
Finished products and work-in-process......................................  $   261.3  $   287.0
Materials and supplies.....................................................      103.2      110.2
                                                                             ---------  ---------
                                                                             $   364.5  $   397.2
                                                                             ---------  ---------
                                                                             ---------  ---------

FINANCING ARRANGEMENTS

    The company has committed credit agreements with banks which will expire in December 1996 and January 2001. In addition, lines of credit are available from domestic and foreign banks which generally do not have termination dates but are reviewed annually for renewal. Under these arrangements, the company may borrow upon such terms and conditions as the company and the banks may mutually agree. At June 30, 1996, such credit facilities amounted to approximately $541.4 million, and the unused portions thereof were approximately $504.3 million.

    Long-term debt consisted of the following:

                                                                                   JUNE 30,
                                                                             --------------------
                                                                               1996       1995
                                                                             ---------  ---------

                                                                                (IN MILLIONS)
Credit Sensitive Debentures (net of unamortized discount of $1.4)..........  $   198.6  $   198.6
Other......................................................................       20.0       20.0
                                                                             ---------  ---------
                                                                                 218.6      218.6
Less current portion.......................................................         .1         .1
                                                                             ---------  ---------
                                                                             $   218.5  $   218.5
                                                                             ---------  ---------
                                                                             ---------  ---------

    The Credit Sensitive Debentures (Debentures) due June 1, 2020, are unsecured obligations of the company. The Debentures had an initial effective interest rate of 9.335 percent, subject to adjustment on the calendar day that certain changes in the debt rating of the Debentures occur as determined by Standard & Poor's Corporation or Moody's Investors Service, Inc. No adjustment of the initial effective interest rate has occurred.

    The aggregate maturities of long-term debt through June 30, 2001, total $.2 million. Interest paid on borrowings in 1996, 1995 and 1994 was $24.1 million, $28.2 million and $28.4 million.

    Notes payable at June 30, 1996 and 1995, reflected borrowings from banks at average interest rates of 3.8 percent and 5.9 percent.

                           MORTON INTERNATIONAL, INC.

FAIR VALUES OF FINANCIAL INSTRUMENTS

    The following methods were used by the company to estimate its fair value disclosures for financial instruments.

CASH AND CASH EQUIVALENTS

    The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

SHORT- AND LONG-TERM DEBT

    The carrying amount of the company's borrowings in the form of notes payable approximates its fair value. The fair value of the company's long-term debt is estimated using discounted cash flow analyses, based on the company's current incremental borrowing rates for similar types of borrowing arrangements.

FOREIGN CURRENCY EXCHANGE CONTRACTS

    Forward foreign exchange contracts which hedge foreign currency exposures or transactions are valued at current foreign exchange rates.

    The carrying or notional amounts and fair values of the company's financial instruments at June 30, 1996, were as follows:

                                                                         CARRYING OR
                                                                          NOTIONAL      FAIR
                                                                           AMOUNT       VALUE
                                                                         -----------  ---------
                                                                             (IN MILLIONS)
Short-term debt........................................................   $    37.1   $    37.1
Long-term debt.........................................................       218.6       258.1
Forward foreign exchange contracts.....................................        87.9        88.5

INCOME TAXES

    The provisions for income taxes were as follows:

                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
                                                                                                (IN MILLIONS)
Current:
  Federal............................................................................  $   137.6  $   111.6  $    77.1
  State..............................................................................       27.2       20.9       14.4
  Foreign............................................................................       32.9       38.2       34.3
                                                                                       ---------  ---------  ---------
                                                                                           197.7      170.7      125.8
                                                                                       ---------  ---------  ---------
Deferred:
  Federal............................................................................        5.3        4.6        3.9
  State..............................................................................        1.7        1.0         .3
  Foreign............................................................................         .3         .1        1.1
                                                                                       ---------  ---------  ---------
                                                                                             7.3        5.7        5.3
                                                                                       ---------  ---------  ---------
                                                                                       $   205.0  $   176.4  $   131.1
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

                           MORTON INTERNATIONAL, INC.

    A reconciliation of the United States statutory rate to the effective income tax rate follows:

                                                                                                1996       1995       1994
                                                                                              ---------  ---------  ---------
Statutory rate..............................................................................       35.0%      35.0%      35.0%
Effect of:
  State tax, net of federal tax benefit.....................................................        3.5        3.0        2.7
  Depletion.................................................................................       (1.1)      (1.2)      (1.4)
  Net foreign items.........................................................................       (1.0)       (.2)       (.7)
  Other.....................................................................................        1.6         .9        1.1
                                                                                                    ---        ---        ---
Effective rate..............................................................................       38.0%      37.5%      36.7%
                                                                                                    ---        ---        ---
                                                                                                    ---        ---        ---

    Deferred income taxes reflect the impact of temporary differences between the valuation of assets and liabilities for financial reporting and their tax bases. Significant components of the company's deferred tax balances were as follows:

                                                                                                         JUNE 30,
                                                                                                   --------------------
                                                                                                     1996       1995
                                                                                                   ---------  ---------

                                                                                                      (IN MILLIONS)
Deferred tax benefits related to:
  Postretirement and postemployment benefits.....................................................  $    64.3  $    62.8
  Other..........................................................................................       88.5       90.9
                                                                                                   ---------  ---------
                                                                                                       152.8      153.7
                                                                                                   ---------  ---------

Deferred tax liabilities related to:
  Tax over book depreciation.....................................................................       98.0       94.7
  Pension........................................................................................       33.5       29.4
  Other..........................................................................................       64.3       67.7
                                                                                                   ---------  ---------
                                                                                                       195.8      191.8
                                                                                                   ---------  ---------
  Net deferred tax liability.....................................................................  $    43.0  $    38.1
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

    No individual item included in other deferred tax benefits or deferred tax liabilities above is material. Deferred income tax benefits at June 30, 1996 and 1995, included $13.2 million and $7.9 million of refundable income taxes.

    Total income tax payments during fiscal 1996, 1995 and 1994 were $189.2 million, $165.0 million and $104.4 million.

    Components of the company's income before income taxes were as follows:

                                                                                         1996       1995       1994
                                                                                       ---------  ---------  ---------
                                                                                                (IN MILLIONS)
Domestic.............................................................................  $   442.3  $   373.4  $   267.0
Foreign..............................................................................       96.9       97.1       90.6
                                                                                       ---------  ---------  ---------
                                                                                       $   539.2  $   470.5  $   357.6
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The Internal Revenue Service has completed its examination of the company's federal income tax returns through fiscal 1989, and has issued notices of deficiency on certain issues, no one of which is

                           MORTON INTERNATIONAL, INC.

significant. The company disagrees with the proposed adjustments and is taking appropriate action to contest such deficiency notices. Management believes the ultimate resolution of these matters will not have a material effect upon the company's financial position, results of operations, or liquidity.

SHAREHOLDERS' EQUITY

    Changes in shareholders' equity are summarized below:

                                                                                                             FOREIGN
                                                                                                            CURRENCY
                                                                COMMON STOCK       ADDITIONAL              TRANSLATION
                                                           ----------------------    PAID-IN    RETAINED   ADJUSTMENT   TREASURY
                                                             SHARES      AMOUNT      CAPITAL    EARNINGS    AND OTHER     STOCK
                                                           -----------  ---------  -----------  ---------  -----------  ---------
                                                                                       (IN MILLIONS)
Balance June 30, 1993....................................        48.8   $    48.8   $    32.7   $ 1,115.4   $     3.3   $  --
  Net income.............................................      --          --          --           226.5      --          --
  Cash dividends paid, $1.12(1) per share................      --          --          --           (54.9)     --          --
  Exercise of stock options and related income tax
    benefits.............................................          .4          .4        20.3      --          --          --
  Translation adjustment.................................      --          --          --          --             6.7      --
  3-for-1 stock split                                            98.4        98.4      --           (98.4)     --          --
  Other..................................................      --          --          --          --              .4      --
                                                                -----   ---------       -----   ---------  -----------  ---------
Balance June 30, 1994....................................       147.6       147.6        53.0     1,188.6        10.4      --
  Net income.............................................      --          --          --           294.1      --          --
  Cash dividends paid, $.44 per share....................      --          --          --           (65.1)     --          --
  Exercise of stock options and related income tax
    benefits.............................................          .7          .7         8.7      --          --          --
  Translation adjustment.................................      --          --          --          --            25.1      --
  Other..................................................      --          --              .5      --             (.1)     --
                                                                -----   ---------       -----   ---------  -----------  ---------
Balance June 30, 1995....................................       148.3       148.3        62.2     1,417.6        35.4      --
  Net income.............................................      --          --          --           334.2      --          --
  Cash dividends paid, $.52 per share....................      --          --          --           (76.3)     --          --
  Exercise of stock options and related income tax
    benefits.............................................          .1          .1        (6.3)     --          --            24.3
  Translation adjustment.................................      --          --          --          --           (24.6)     --
  Purchase of common stock for treasury..................      --          --          --          --          --          (242.3)
  Other..................................................      --          --          --          --              .2      --
                                                                -----   ---------       -----   ---------  -----------  ---------
Balance June 30, 1996....................................       148.4   $   148.4   $    55.9   $ 1,675.5   $    11.0   $  (218.0)
                                                                -----   ---------       -----   ---------  -----------  ---------
                                                                -----   ---------       -----   ---------  -----------  ---------

------------------------
(1) On a pre-split basis.

    In October 1995, the company's Board of Directors authorized the repurchase of up to 10 million shares of the company's common stock on the open market. During fiscal 1996, the company repurchased approximately 6.7 million shares.

    On June 23, 1994, the company declared a 3-for-1 stock split of its common stock. The stock split was in the form of a 200 percent stock dividend, payable on August 17, 1994, to shareholders of record on August 3, 1994.

    In June 1989, the company declared a dividend distribution of one Preferred Share Purchase Right (a Right) for each outstanding common share. Until exercisable, the Rights will not be transferable apart from the company's common stock. When exercisable, each Right will entitle its holder to buy one three-hundredths of a share of the company's new series of preferred stock at an exercise price of $58.33 1/3 until July 1, 1999. The Rights will only become exercisable if a person or group acquires or makes an offer to acquire 20 percent or more of the company's common stock. In the event the company is acquired in a

                           MORTON INTERNATIONAL, INC.

merger, each Right entitles the holder to purchase common stock of the surviving company having a market value of twice the exercise price of the Rights. In the event any person or group acquires 20 percent or more of the company's common stock (reducible to 15 percent under certain circumstances), each Right entitles the holder (other than such acquiror) to purchase common stock of the company having a market value of twice the exercise price of the Right. The Rights may be redeemed by the company at the price of 1/3 cent per Right prior to the acquisition of 20 percent of the outstanding shares of the company's common stock. At June 30, 1996, 0.6 million shares of preferred stock were reserved for future exercises of Rights.

BENEFIT PLANS

    PENSIONS

    The company has noncontributory defined benefit pension plans covering employees at most domestic operations. The benefits are based on an average of the employee's earnings in the years preceding retirement and on credited service. Certain supplemental unfunded plan arrangements also provide retirement benefits to specified groups of participants. Most international subsidiaries also have retirement plans.

    The company's funding policy for the domestic plans is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, plus any additional amounts which the company may determine to be appropriate.

    The net pension expense for company-sponsored pension plans consisted of the following components:

                                                                    1996                    1995                    1994
                                                                  ---------             -------------             ---------
                                                                                        (IN MILLIONS)
Service cost--benefits earned during the year........             $    17.7               $    15.7               $    13.9
Interest cost on projected benefit obligation........                  37.4                    34.5                    30.9
Return on plan assets:
  Actual.............................................  $   (82.7)            $   (59.8)                $   (18.1)
  Deferred portion...................................       40.0                  20.5                     (20.1)
                                                       ---------             ---------                 ---------
    Expected return..................................                 (42.7)                  (39.3)                  (38.2)
Net amortization.....................................                   3.1                     1.6                    (1.4)
                                                                  ---------                  ------               ---------
Net pension expense..................................             $    15.5               $    12.5               $     5.2
                                                                  ---------                  ------               ---------
                                                                  ---------                  ------               ---------

                           MORTON INTERNATIONAL, INC.

    The reconciliation of the funded status of pension plans was as follows:

                                                                    JUNE 30, 1996                 JUNE 30, 1995
                                                             ----------------------------  ----------------------------
                                                                              PLANS IN                      PLANS IN
                                                               PLANS IN         WHICH        PLANS IN         WHICH
                                                             WHICH ASSETS    ACCUMULATED   WHICH ASSETS    ACCUMULATED
                                                                EXCEED         BENEFIT        EXCEED         BENEFIT
                                                              ACCUMULATED    OBLIGATION     ACCUMULATED    OBLIGATION
                                                                BENEFIT        EXCEEDS        BENEFIT        EXCEEDS
                                                              OBLIGATION       ASSETS       OBLIGATION       ASSETS
                                                             -------------  -------------  -------------  -------------

                                                                                   (IN MILLIONS)
Plan assets at fair value..................................    $   542.4      $  --          $   459.1      $     3.7
                                                                  ------         ------         ------         ------
Actuarial present value of projected benefit obligations:
    Accumulated benefit obligation
      Vested...............................................        395.6           21.3          367.7           25.5
      Non-vested...........................................         24.8             .1           23.3         --
    Provision for future salary increases..................         80.2            6.3           81.4            5.1
                                                                  ------         ------         ------         ------
                                                                   500.6           27.7          472.4           30.6
                                                                  ------         ------         ------         ------
Plan assets in excess of (less than) projected benefit
  obligation...............................................         41.8          (27.7)         (13.3)         (26.9)
Unrecognized net experience loss since July 1, 1986........         59.9           11.9          109.6           14.4
Prior service cost not yet recognized in net pension
  cost.....................................................          (.7)           2.3           (1.0)           2.6
Unrecognized net (asset) obligation at July 1, 1986........        (23.4)            .8          (27.0)            .7
Adjustment to recognize minimum liability..................       --               (8.7)        --              (12.6)
                                                                  ------         ------         ------         ------
Net pension asset (liability) recognized in the
  consolidated balance sheets..............................    $    77.6      $   (21.4)     $    68.3      $   (21.8)
                                                                  ------         ------         ------         ------
                                                                  ------         ------         ------         ------

    The weighted averages of assumptions used in the determination of the projected benefit obligation were:

                                                                                                  1996         1995         1994
                                                                                                  -----        -----        -----
Discount rate................................................................................         7.8%         7.6%         7.8%
Rate of increases in compensation level......................................................         4.9%         4.9%         5.2%
Expected long-term rate of return on assets..................................................         9.5%         9.5%         9.5%

    The assets of the company-sponsored plans are invested primarily in equities and bonds.

    Certain pension plans contain restrictions on the use of excess pension plan assets in the event of a change in control of the company.

    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The company currently provides postretirement health care and life insurance benefits to most U.S. and Canadian retirees. In general, U.S. employees who retire after attaining age 55 with five years of service are eligible for continued health care and life insurance coverage. Dependent health care and life insurance coverage are also available. Most retirees contribute toward the cost of health care coverage, with the contributions generally varying based on service. In June 1993, the company adopted a provision which caps the level of company subsidy at the amount in effect as of the year 2000 for most U.S.

                           MORTON INTERNATIONAL, INC.

employees who retire after December 31, 1992. In general, most Canadian employees who retire after attaining age 55 and are entitled to a pension benefit are eligible for continued retiree health and life insurance coverage. Dependent health insurance is also generally available. The benefits are provided on a noncontributory basis.

    Net periodic postretirement benefit cost included the following components:

                                                                                             1996       1995       1994
                                                                                           ---------  ---------  ---------
                                                                                                    (IN MILLIONS)
Service cost--benefits earned during the year............................................  $     2.5  $     2.2  $     2.3
Interest cost on accumulated postretirement benefit obligation...........................       10.9       11.1       11.9
Net amortization.........................................................................        (.9)       (.9)       (.7)
                                                                                           ---------  ---------  ---------
Net periodic postretirement benefit cost.................................................  $    12.5  $    12.4  $    13.5
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

    At present, there is no prefunding of the postretirement benefits recognized under FASB Statement No. 106. The following table presents the status of the plans reconciled with amounts recognized in the consolidated balance sheets for the company's postretirement benefits:

                                                                                                       JUNE 30,
                                                                                                 --------------------
                                                                                                   1996       1995
                                                                                                 ---------  ---------

                                                                                                    (IN MILLIONS)
Accumulated postretirement benefit obligation:
    Retirees and dependents....................................................................  $    95.1  $   102.7
    Fully eligible active plan participants....................................................       11.2        9.6
    Other active plan participants.............................................................       39.8       36.7
                                                                                                 ---------  ---------
                                                                                                     146.1      149.0
Unrecognized prior period gain.................................................................        5.2        2.3
Unamortized plan amendment.....................................................................       12.9        9.4
                                                                                                 ---------  ---------
Postretirement benefit liability recognized in the consolidated balance sheets.................  $   164.2  $   160.7
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    For measurement purposes, the assumed weighted average annual rate of increase per capita cost of health care benefits was 9.5 percent for 1997 and assumed to decrease one percent per year to 5.5 percent in 2001 and remain constant thereafter. As noted above, for U.S. employees retiring after December 31, 1992, the company's policy is to increase retiree contributions so that the company's annual per capita cost contribution remains constant at the level incurred in the year 2000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.8 percent at June 30, 1996, and 7.6 percent at June 30, 1995. The rate of increase on compensation levels assumed was 4.8 percent at June 30, 1996 and 1995.

    A one percent increase in the annual health care cost trend rates would have increased the accumulated postretirement benefit obligation at June 30, 1996, by approximately $8.2 million and increased postretirement benefit expense for fiscal 1996 by approximately $.9 million.

    OTHER

    The company contributes to savings plans for eligible domestic employees. Company contributions to the savings plans were $8.4 million, $8.3 million and $7.7 million in 1996, 1995 and 1994.

                           MORTON INTERNATIONAL, INC.

INCENTIVE PLAN

    Under the company's 1989 Incentive Plan (formerly, the 1989 Stock Awards
Plan), grants may be made to key employees of stock options, stock appreciation rights, shares of restricted stock, other awards valued by reference to the company's common stock and cash. Under the 1982 Key Employees Stock Option and Performance Unit Plan, grants could be made to key employees of stock options, stock options with alternative appreciation rights and appreciation rights not related to any option. In addition, certain outstanding options provide for supplemental cash payments to optionees upon exercise for the purpose of reimbursing them for the income tax liability incurred as a result of such exercises. Stock option activity is summarized as follows:

                                                                                                  OPTION PRICE
                                                                                    SHARES         PER SHARE
                                                                                  -----------  ------------------
Options outstanding at
  June 30, 1994.................................................................    6,070,266  $   9.53 to $35.13
  Granted.......................................................................      895,870     28.56 to  30.06
  Lapsed........................................................................      (27,100)    28.29 to  29.63
  Exercised.....................................................................     (785,474)     9.53 to  28.29
                                                                                  -----------
Options outstanding at
  June 30, 1995.................................................................    6,153,562     10.30 to  35.13
  Granted.......................................................................      852,110     30.06 to  36.31
  Lapsed........................................................................      (74,370)    29.63 to  32.00
  Exercised.....................................................................   (1,042,926)    10.57 to  29.63
                                                                                  -----------
Options outstanding at
  June 30, 1996 (5,096,361 exercisable shares)..................................    5,888,376     10.30 to  36.31
                                                                                  -----------
                                                                                  -----------

    Options outstanding at June 30, 1996, had expiration dates ranging from October 23, 1996, to June 27, 2006. All stock options granted have an option price equal to the stock's fair market value at date of grant and the number of options is fixed. Therefore, the granting of such options does not result in a charge against earnings. In addition, limited appreciation rights were outstanding covering 2,899,583 option shares. Limited appreciation rights are paid in cash in lieu of the related options upon a change in control of the company, at which time a charge to earnings would be recorded. As of June 30, 1996, supplemental cash payment rights were outstanding with respect to 852,709 option shares, payable upon exercise of options or limited appreciation rights. Supplemental cash payment rights outstanding have been accrued based on the current fair market value of the company's stock and current income tax rates.

    Under the terms of the 1989 Incentive Plan, restricted stock award shares have been granted to certain employees at no cost. The outstanding restricted stock award shares vest from one to five years subsequent to their award dates. The cost of restricted stock awards, based on the stock's fair market value at the award dates, is charged to shareholders' equity and subsequently amortized against earnings over the vesting period. At June 30, 1996, common stock shares of 31,251 were outstanding under restricted stock awards.

    At June 30, 1996, common stock shares of 7,882,724 were reserved for both outstanding and future grants of options and payment of appreciation rights and other stock-based awards.

    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This standard establishes a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The company will adopt this standard in fiscal 1997 by disclosing the pro

                           MORTON INTERNATIONAL, INC.

forma net income and earnings per share amounts assuming the fair value method had been used. Compensation cost for stock options and awards will continue to be measured based on intrinsic value under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees."

ENVIRONMENTAL MATTERS

    The company, like others in similar businesses, is subject to extensive federal, state and local environmental laws and regulations. Although company environmental policies and practices are designed to ensure compliance with these laws and regulations, future developments and increasingly stringent regulation could require the company to make additional unforeseen environmental expenditures.

    Environmental accruals are routinely reviewed on an interim basis as events and developments warrant and are subjected to a comprehensive review annually during the fiscal fourth quarter.

    The company has been named a potentially responsible party at approximately 60 inactive waste disposal sites where cleanup costs have been or may be incurred under the Federal Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes. The company's potential exposure has been evaluated on a site-by-site basis, and an accrual reflecting the company's best estimate of the liability has been established to the extent sufficient information is available to reasonably estimate costs which may be incurred. However, at certain of these sites, the company is unable, due to a variety of factors, to assess and quantify the ultimate extent of its responsibility for study and remediation costs. The most significant of these sites is located in Wood-Ridge, New Jersey, where, at present, the company and one other party have been held jointly and severally liable for the cost of remediation necessary to correct mercury-related environmental problems associated with a former mercury processing plant. Although the company has accrued for expected site study costs and some remedial effort, no reliable estimate can presently be made of the company's range of liability due to the absence of site-specific data, the unique nature of mercury plant wastes and the complex characteristics of the plant site and adjacent areas. An estimate of the range of liability at Wood-Ridge is not reasonably possible until technical studies are sufficiently completed to permit such a determination. The Wood-Ridge plant site study will commence in early fiscal 1997, and is estimated to take approximately 42 months to complete. Study of the surrounding area is expected to begin after commencement of the plant site study on a timetable yet to be determined. The company's ultimate exposure will also depend upon the continued participation of the other party held liable and on the results of both formal and informal attempts to spread liability to others believed to share responsibility.

    Where appropriate, the analysis to determine the company's liability, if any, with respect to remedial costs at the above sites reflects an assessment of the likelihood and extent of participation of other potentially responsible parties. The possibility of recoveries from insurance carriers (in addition to recoveries previously made) is factored into accrual determinations only when the company is reasonably assured that such additional recoveries are probable of realization.

    During the second quarter of fiscal 1996, the company received approximately $24.1 million related to settlement of substantially all claims against the company's former insurance carriers for cleanup expenses at chemical waste disposal sites located throughout the country. These settlements involved policies written by various insurance companies from the 1940's through the mid 1980's. Due to the age of these issues, related expenses had previously been charged to earnings either through actual expenditures for remediation or through the establishment of environmental accruals. As such, the settlement payments received were included in sundry income.

                           MORTON INTERNATIONAL, INC.

    During the fourth quarter of fiscal 1996, the U.S. Environmental Protection Agency notified the company of possible irregularities in water discharge monitoring reports filed by the Moss Point, Mississippi, plant in early 1995. The company retained an outside law firm to investigate, and it was confirmed that such reports had been falsified over a period of years. Other possible environmental violations at the plant were also identified, and the investigation has been expanded to address the additional issues. As a result of these irregularities and possible violations, the company may be exposed to fines, penalties and remedial expenses. Since the matter is in its early stages, the company is unable to quantify the extent of its exposure to liability, if any. The company intends to cooperate fully with environmental authorities and is keeping them informed on a continuing basis.

    The company's cleanup expenditures totaled approximately $6.8 million, $3.0 million and $7.8 million for 1996, 1995 and 1994. Amounts accrued as of June 30, 1996, are generally expected to be paid out over a period of up to 15 years.

    Although the level of future expenditures for environmental matters cannot be determined with any degree of certainty, based on the facts presently known to it, management does not believe that such costs will have a material effect on the company's financial position, results of operations, or liquidity.

LITIGATION AND REGULATION

    There are judicial and administrative claims pending or contemplated against the company in addition to those of an environmental nature discussed in the Environmental Matters note above. Management believes that the resolution of those claims should not have a material effect upon the company's financial position, results of operations, or liquidity.

    Various governmental agencies have authority to limit or prohibit distribution of some of the company's products should they formally conclude that continued distribution is unsafe to the population or the environment. There are currently no challenges pending, the resolution of which would have a material effect upon the company's operations.

LEASE COMMITMENTS

    The company has commitments under operating leases primarily for building and office space, railroad equipment and real estate. Rental expense charged in 1996, 1995 and 1994 was $38.4 million, $36.3 million and $34.6 million, including insignificant amounts for contingent rentals and sublease income. Renewal and purchase options are available on certain of these leases.

    Future minimum rental commitments under operating leases having initial or remaining non-cancelable terms in excess of one year as of June 30, 1996, were as follows (in millions): 1997--$26.4; 1998-- $16.9; 1999--$13.8; 2000--$11.9;
2001--$9.5; thereafter--$306.8.

BUSINESS SEGMENT INFORMATION

    See page 32 of this Information Statement.

                           MORTON INTERNATIONAL, INC.

                   QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                         FISCAL YEAR 1996                             FISCAL YEAR 1995
                                       ----------------------------------------------------  -----------------------------------
                                                        THREE MONTHS ENDED                           THREE MONTHS ENDED
                                       ----------------------------------------------------  -----------------------------------

                                       JUNE 30(3)    MARCH 31(4)   DEC. 31(5)    SEPT. 30      JUNE 30     MARCH 31     DEC. 31
                                       -----------  -------------  -----------  -----------  -----------  -----------  ---------
Net sales............................   $   888.4     $   998.4     $   916.1    $   809.6    $   828.5    $   921.0   $   830.9
Gross profit.........................       257.1         289.0         270.9        229.2        233.8        274.0       244.8
Income before income taxes...........       100.0         172.3         159.2        107.7        111.3        143.8       116.3
Net income...........................        59.7         107.7          99.5         67.3         69.6         89.9        72.7
Net income per share (1).............         .41           .72           .66          .45          .46          .60         .49
Cash dividends per share.............         .13           .13           .13          .13          .11          .11         .11
Market price of common stock(2)
  High...............................      39 3/4        40 1/4        36 1/8           34           32       30 7/8      29 1/2
  Low................................      34 3/8            34        29 5/8       28 1/8       26 1/4       26 1/4      25 3/4



                                        SEPT. 30
                                       -----------
Net sales............................   $   745.5
Gross profit.........................       224.5
Income before income taxes...........        99.1
Net income...........................        61.9
Net income per share (1).............         .41
Cash dividends per share.............         .11
Market price of common stock(2)
  High...............................      30 1/4
  Low................................      25 7/8

------------------------

(1) Net income per share has been calculated based on the average number of common and common equivalent shares outstanding for the company.

(2) The principal market is the New York Stock Exchange and prices are based on the Composite Tape (ticker symbol "MII").

(3) Includes special charges of $29.2 million pretax ($23.9 million after tax or $.16 per share). Refer to Special Charges footnote on page F-7.

(4) Includes $15.0 million proceeds ($9.4 million after tax or $.06 per share) related to the formation of a joint venture.

(5) Includes $24.1 million pretax income ($15.1 million after tax or $.10 per share) related to the settlement of several environmental insurance issues.

                           MORTON INTERNATIONAL, INC.

      CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (UNAUDITED)

                                                                                               SIX MONTHS ENDED
                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
                                                                                             (IN MILLIONS, EXCEPT
                                                                                               PER SHARE DATA)
Net sales.................................................................................  $  1,819.2  $  1,725.7
Interest, royalties and sundry income.....................................................        17.2        39.1
                                                                                            ----------  ----------
                                                                                               1,836.4     1,764.8
Deductions from income:
  Cost of products sold...................................................................     1,296.0     1,225.6
  Selling, administrative and general expense.............................................       220.2       213.3
  Research and development expense........................................................        38.3        41.5
  Interest expense........................................................................        12.0        12.4
  Amortization of goodwill................................................................         5.1         5.1
                                                                                            ----------  ----------
                                                                                               1,571.6     1,497.9
                                                                                            ----------  ----------
Income before income taxes................................................................       264.8       266.9
Income taxes..............................................................................        98.0       100.1
                                                                                            ----------  ----------
Net income................................................................................       166.8       166.8
Retained earnings at beginning of period..................................................     1,675.5     1,417.6
Cash dividends: $.30 and $.26 per share for 1996 and 1995, respectively...................       (42.8)      (38.6)
                                                                                            ----------  ----------
Retained earnings at end of period........................................................  $  1,799.5  $  1,545.8
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Net income per share......................................................................  $     1.15  $     1.11
                                                                                            ----------  ----------
                                                                                            ----------  ----------
      Shares used in computation (in thousands)...........................................     145,001     150,452
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                                                                      DECEMBER 31,
                                                                                                          1996
                                                                                                      ------------
                                                                                                          (IN
                                                                                                       MILLIONS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.........................................................................   $     71.3
  Receivables.......................................................................................        660.1
  Deferred income tax benefits......................................................................         15.5
  Inventories.......................................................................................        392.0
  Prepaid expenses..................................................................................        131.5
                                                                                                      ------------
    Total current assets............................................................................      1,270.4
OTHER ASSETS
  Cost in excess of net assets of businesses acquired, less amortization............................        291.2
  Investments in affiliates.........................................................................        137.3
  Miscellaneous.....................................................................................         60.0
                                                                                                      ------------
                                                                                                            488.5
PROPERTY, PLANT AND EQUIPMENT, AT COST..............................................................      2,251.4
  Less allowances for depreciation..................................................................      1,072.9
                                                                                                      ------------
                                                                                                          1,178.5
                                                                                                      ------------
                                                                                                       $  2,937.4
                                                                                                      ------------
                                                                                                      ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable and current portion of long-term debt...............................................   $    108.2
  Accounts payable..................................................................................        279.1
  Accrued salaries, wages and other compensation....................................................         59.3
  Other accrued expenses............................................................................        125.1
  Income taxes......................................................................................         31.9
                                                                                                      ------------
    Total current liabilities.......................................................................        603.6
                                                                                                      ------------
NONCURRENT LIABILITIES
  Long-term debt, less current portion..............................................................        218.5
  Deferred income taxes.............................................................................         54.4
  Accrued postretirement benefits other than pensions...............................................        156.7
  Other noncurrent liabilities......................................................................        115.3
                                                                                                      ------------
    Total noncurrent liabilities....................................................................        544.9
                                                                                                      ------------
SHAREHOLDERS' EQUITY
  Preferred stock (par value $1.00 per share)
    Authorized--25.0 shares, none issued
  Common stock (par value $1.00 per share)
    Authorized--300.0 shares
      Issued-148.4 shares...........................................................................        148.4
  Additional paid-in capital........................................................................         50.8
  Retained earnings.................................................................................      1,799.5
  Foreign currency translation adjustment and other.................................................         15.8
                                                                                                      ------------
                                                                                                          2,014.5
Less cost of common stock in treasury--6.1 shares...................................................        225.6
                                                                                                      ------------
    Total shareholders' equity......................................................................      1,788.9
                                                                                                      ------------
                                                                                                       $  2,937.4
                                                                                                      ------------
                                                                                                      ------------

                See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                     CASH PROVIDED (USED)
                                                                                       SIX MONTHS ENDED
                                                                                         DECEMBER 31,
                                                                                     --------------------
                                                                                       1996       1995
                                                                                     ---------  ---------
                                                                                        (IN MILLIONS)
OPERATING ACTIVITIES
  Net income.......................................................................  $   166.8  $   166.8
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..................................................       94.2       90.8
    Deferred income taxes..........................................................         .2         .2
    Undistributed earnings of affiliates...........................................       (1.5)      (2.6)
    Changes in operating assets and liabilities:
      Receivables..................................................................      (34.6)     (96.5)
      Inventories and prepaid expenses.............................................      (46.0)     (42.5)
      Accounts payable and accrued expenses........................................      (24.1)      (5.0)
      Accrued income taxes.........................................................        9.6       22.3
      Other--net...................................................................        3.2        3.7
                                                                                     ---------  ---------
        Net cash provided by operating activities..................................      167.8      137.2
                                                                                     ---------  ---------
INVESTING ACTIVITIES
  Purchase of property, plant and equipment........................................     (122.5)    (100.0)
  Proceeds from property and other asset disposals.................................        5.3        1.5
  Cash invested in businesses acquired.............................................      (65.0)       (.6)
                                                                                     ---------  ---------
        Net cash used for investing activities.....................................     (182.2)     (99.1)
                                                                                     ---------  ---------
FINANCING ACTIVITIES
  Purchase of common stock for treasury............................................      (21.6)     (52.8)
  Net increase in notes payable....................................................       71.6       21.7
  Repayment of long-term debt......................................................        (.1)       (.1)
  Stock option transactions........................................................        5.3        4.6
  Dividends paid...................................................................      (42.8)     (38.6)
                                                                                     ---------  ---------
        Net cash provided by (used for) financing activities.......................       12.4      (65.2)
                                                                                     ---------  ---------
Effect of foreign exchange rate changes on cash and cash equivalents...............        2.2        1.0
                                                                                     ---------  ---------
Increase (decrease) in cash and cash equivalents...................................         .2      (26.1)
Cash and cash equivalents at beginning of year.....................................       71.1       88.3
                                                                                     ---------  ---------
Cash and cash equivalents at end of period.........................................  $    71.3  $    62.2
                                                                                     ---------  ---------
                                                                                     ---------  ---------

                See notes to consolidated financial statements.

                           MORTON INTERNATIONAL, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1:

    The consolidated interim financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and, therefore, should be read in conjunction with the Consolidated Financial Statements and Notes thereto for the three year period ended June 30, 1996.

    In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of results for the interim periods. The current period's results are not necessarily indicative of results to be expected for a full year.

NOTE 2:

    Inventories are stated at lower of cost (principally last-in, first-out method) or market. Components of inventories are as follows (in millions):

                                                                                  DECEMBER 31,
                                                                                      1996
                                                                                  -------------
Finished products and work-in-process...........................................    $   263.8
Materials and supplies..........................................................        128.2
                                                                                       ------
                                                                                    $   392.0
                                                                                       ------
                                                                                       ------

NOTE 3:

    On November 25, 1996, Morton International, Inc. (the Company), Autoliv, Inc., Autoliv AB and ASP Merger Sub Inc. entered into the Combination Agreement, pursuant to which the Company's Automotive Safety Products Group (ASP) will become a wholly owned subsidiary of Autoliv, Inc. and Autoliv, Inc. will acquire at least 90 percent of the outstanding capital of Autoliv AB (the Combination). The Combination, which will be tax free, is intended to be a merger of equals in which, if the Exchange Offer which is a part of the transaction is fully accepted, the Company's shareholders will exchange their interest in ASP for
46.5 percent of Autoliv, Inc. and Autoliv AB's shareholders will exchange their Autoliv AB shares for 53.5 percent of the equity of Autoliv, Inc.
    Immediately prior to the business combination, the Company will contribute all of its businesses other than ASP to a new company, New Morton International, Inc. (New Morton), and will spin off New Morton to the Company's shareholders in a tax free distribution (the Distribution). Each shareholder of the Company's common stock will receive one share of New Morton common stock for each share of the Company's stock owned prior to the combination. In addition, in conjunction with the spin-off, the Company will contribute $750 million in cash to New Morton to be funded by debt to be retained by ASP. The Company will also distribute to New Morton a portion of the cash generated by the ASP business since July 1, 1996, in an amount equal to $50.0 million plus $7.2 million per month after March 31, 1997, until the consummation of the Distribution.

    In substance, the Company is combining its ASP business with the businesses of Autoliv AB, which will together be conducted by Autoliv, Inc.

    For the purposes of governing certain relationships among the Company, New Morton and Autoliv, Inc., as well as to help in the orderly separation and transition of the ASP business, the Company, New Morton, Autoliv, Inc. and Autoliv AB have entered or will enter into numerous agreements, including the Combination Agreement, Tax Sharing Agreement, Employee Benefits Allocation Agreement and other

                           MORTON INTERNATIONAL, INC.

NOTE 3: (CONTINUED)
agreements. These agreements deal with many operational issues, including (a) the separation of the ASP business from the remaining businesses; (b) transitional services to be provided by New Morton to the ASP business after the Combination; (c) the sharing of certain facilities for a limited time by the ASP business and New Morton; and (d) the allocation of certain tax, employee benefits and other liabilities among New Morton, Autoliv, Inc. and the Company.

    The transactions described above are subject to, among other things, approval by the Company's shareholders, acceptance by holders of at least 90 percent of Autoliv AB's outstanding shares of an exchange offer for Autoliv, Inc. shares, receipt by the Company of a ruling from the U.S. Internal Revenue Service regarding certain tax aspects of the transactions, and certain regulatory approvals.

    In December 1996, Morton signed a definitive agreement to acquire all of the stock of Compagnie des Salins du Midi et Salines du I'Etat (Salins du Midi), and in March 1997 completed the initial acquisition with respect to two-thirds of the stock for $180 million. Morton expects to make a public cash tender offer in France for the remaining shares. The acquisition has a total value of approximately $275 million. Salins du Midi is the leading independent salt producer in Europe, with estimated 1996 sales of almost $270 million. Salins du Midi, based in Paris, supplies salt for food and agricultural products, water treatment and ice/snow and industrial applications, and markets its products under the "La Baleine" label. Salins du Midi produces solar, rock and vacuum-processed salt at nine sites in France and at four sites in Spain.

    In December 1996, Morton also announced plans to purchase Pulverlac SpA, an Italian powder coatings maker, for an undisclosed sum. Pulverlac SpA is a leader in the European powder coatings industry with estimated 1996 sales of $75 million.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                NEW MORTON INTERNATIONAL, INC.

                                By:  /s/ RAYMOND P. BUSCHMANN
                                     -----------------------------------------
                                     Raymond P. Buschmann
                                     Vice President for Legal Affairs
                                       and General Counsel

March 24, 1997

                                 EXHIBIT INDEX

Exhibits required by Item 601 of Regulation S-K:

 EXHIBIT
 NUMBER                                              EXHIBIT DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------

   2.1     Form of Distribution Agreement, by and between Morton International, Inc. ("Morton") and New Morton
           International, Inc. ("New Morton"). The Registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.

   2.2     Combination Agreement, dated as of November 25, 1996, among Autoliv AB, Morton, Autoliv, Inc. and ASP
           Merger Sub Inc. The Registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request.

   3.1     New Morton Articles of Incorporation.

   3.2     New Morton By-Laws.

   4.1     Form of Rights Agreement, by and between New Morton and First Chicago Trust Company of New York.

  10.1     Form of Employee Benefits Allocation Agreement, by and between Morton and New Morton.

  10.2     Form of Tax Sharing Agreement, by and between Morton and New Morton.

  21.1     List of Subsidiaries of New Morton.